Exhibit 99.1

TD Bank Group Reports Third Quarter 2022 Results Report to Shareholders • Three and nine months ended July 31, 2022

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter last year:
•	Reported diluted earnings per share were $1.75, compared with $1.92.
•	Adjusted diluted earnings per share were $2.09, compared with $1.96.
•	Reported net income was $3,214 million, compared with $3,545 million.
•	Adjusted net income was $3,813 million, compared with $3,628 million.
YEAR-TO-DATE
FINANCIAL HIGHLIGHTS, nine months ended July 31, 2022, compared with the corresponding period last year:
•	Reported diluted earnings per share were $5.85, compared with $5.68.
•	Adjusted diluted earnings per share were $6.18, compared with $5.83.
•	Reported net income was $10,758 million, compared with $10,517 million.
•	Adjusted net income was $11,360 million, compared with $10,783 million.
THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of acquired intangibles of $58 million ($52 million after-tax or 3 cents per share), compared with $68 million ($61 million after-tax or 3 cents per share) in the third quarter last year.
•
Acquisition and integration charges related to the Schwab transaction of $23 million ($20 million after-tax
or 1 cent per share), compared with $24 million ($22 million after-tax
or 1 cent per share) in the third quarter last year.

•	Acquisition and integration-related charges for the First Horizon acquisition of $29 million ($22 million after-tax or 1 cent per share).
•	Mitigation of interest rate volatility to closing capital on First Horizon acquisition, net loss of $678 million ($505 million after-tax or 28 cents per share).
TORONTO, August
 25, 2022
– TD Bank Group (“TD” or the “Bank”) today announced its financial results for the third quarter ended July 31, 2022. Reported earnings were $3.2 billion, down 9.3% compared with the third quarter last year, and adjusted earnings were $3.8 billion, up 5.1%.
“Continued business momentum, increased customer activity and the benefits of our deposit rich franchise contributed to TD’s strong performance in the third quarter,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Investments in talent and innovation, combined with our focus on prudent risk and financial management, strengthened our business and extended our competitive advantage.”
Canadian Retail delivered another strong quarter with record revenue
Canadian Retail net income was $2,253 million, an increase of 6% compared with the third quarter last year. Revenue was $7,020 million, an increase of 7%, supported by continued momentum in banking and insurance volumes, rising interest rates, and growth in customer activity, including record credit card sales, partially offset by lower wealth revenue due to market conditions. Expenses increased 8%, reflecting higher spend supporting business growth, including investments in technology and employee-related expenses. Provision for credit losses (PCL) increased by $70 million from the prior year, reflecting higher provisions for performing loans, partially offset by lower impaired PCL.
Canadian Retail continued to build on its momentum delivering record revenue for the quarter and welcoming more customers, which included record new account openings for new Canadians. The Bank continued to support forward-focused investments, such as the addition of the 24th state-of-the-art
TD Insurance Auto Centre, further extending its geographic reach and ability to offer superior experiences to more customers. TD Direct Investing was ranked #1 best online broker in Canada in 2022 by MoneySense and the Bank was recognized as a market leader in Digital Customer Engagement by Industry Banking Reports.
The U.S. Retail Bank delivered strong results, fueled by momentum in the consumer and commercial businesses
U.S. Retail reported net income for the quarter was $1,442 million (US$1,122 million), an increase of 11% (7% in U.S. dollars) compared with the third quarter last year. Reported net income included acquisition and integration-related charges for the First Horizon acquisition of $29 million (US$22 million) or $22 million (US$17 million)
after-tax.
On an adjusted basis, net income for the quarter was $1,464 million (US$1,139 million), an increase of 13% (8% in U.S. dollars). The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $289 million (US$226 million) in earnings, an increase of 47% (40% in U.S. dollars) compared with the third quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,153 million (US$896 million), an increase of 5% (1% in U.S. dollars) from the third quarter last year, primarily reflecting higher revenue, partially offset by higher PCL and higher non-interest
expenses. On an adjusted basis, net income was a record $1,175 million (US$913 million), an increase of 7% (2% in U.S. dollars), reflecting higher deposit margins and volumes, partially offset by higher PCL, lower income from the Paycheck Protection Program (PPP), and higher employee-related expenses.
U.S. Retail accelerated its business momentum in the third quarter. The U.S. Retail Bank delivered personal loan and deposit growth of 8% each year-over-year. In addition, improving commercial loan growth in middle market and specialty lending helped fuel 2.6% loan growth over the prior quarter. Combined with this growth, the significant wind-down in PPP volumes resulted in only a small decline in average loan volumes overall from the same quarter last year. The business

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 1

momentum this quarter reflected a combination of strong originations and new customer growth, along with higher commercial line utilization and increased customer activity.
Last week’s public meeting before the joint Office of the Comptroller of the Currency and the Federal Reserve Board was another important milestone in TD’s ongoing work with community groups and regulators to advance the approval process for the First Horizon transaction. TD continues to expect the transaction to close in the first quarter of fiscal 2023 and looks forward to welcoming First Horizon customers and associates to the Bank.
To further enhance the colleague and customer experience, U.S. Retail launched TD Workshop this quarter – the Bank’s first retail innovation lab, which combines a fully-functioning store with space to innovate, design and test new products, and engage with customers and the broader community. For the third consecutive year, TD Auto Finance was proud to be ranked “Highest in Dealer Satisfaction among Non-Captive Lenders with Prime Credit” in the J.D. Power 2022 U.S. Dealer Financing Satisfaction Study.
1
This quarter, TD Bank, America’s Most Convenient Bank
®
, was recognized by Forbes as one of America’s Best Employers for Women.
Solid Wholesale Banking performance in Q3
Wholesale Banking net income for the quarter was $271 million, a decrease of 18% compared to the third quarter last year reflecting higher non-interest
expenses and PCL. In spite of market volatility and a weaker underwriting environment, revenue was down only 1% year-over-year, with the decreased activity partially offset by other parts of the business, reflecting the strength of Wholesale Banking’s diversified business model.
TD’s proposed acquisition of Cowen Inc., announced on August 2, 2022, will accelerate the Wholesale Bank’s U.S. dollar growth strategy by expanding its product and service offering, increasing depth in key business lines, and adding scale and high-quality talent. The transaction is expected to close in the first calendar quarter of 2023.
Additionally, TD Securities was named the Canadian FX Service Quality Leader for Corporates in 2022 by Coalition Greenwich Study for the third consecutive year, continuing to demonstrate the Wholesale Bank’s leadership position in the Canadian market.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.9%.
Conclusion
“We enter the final quarter of fiscal 2022 with growing businesses, a powerful brand and a proven ability to drive consistent execution across the Bank,” added Masrani. “In a complex macroeconomic environment, we are well-positioned to continue investing in our business and create long-term value for our shareholders.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

1
TD Auto Finance received the highest score in the non-captive national – prime segment (between 214,000 and 542,000 transactions) in the J.D. Power 2020-2022 U.S. Dealer Financing Satisfaction Studies of dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the third quarter 2022 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the third quarter 2022 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2021 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Third Quarter 2022	SFI Third Quarter 2022	SRD Third Quarter 2022	Annual Report 2021

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				80-85, 89, 95-98, 109-110
	3	Describe and discuss top and emerging risks.				73-79
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	28, 42			69, 106
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				81-84
	6	Description of the bank’s risk culture and procedures applied to support the culture.				80-81
	7	Description of key risks that arise from the bank’s business models and activities.				67, 80, 85-111
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	32			66, 84, 92-93, 109
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	25-28, 81		1-3, 6	62-65, 69, 216
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	62
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				63-66, 109
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-11		66-67
	14	Analysis of capital requirements for each method used for calculating RWA.			10	86-89, 91-92
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			60	88, 92, 96
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	34-36, 38-39			98-100, 102-103
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	37			101, 210-211
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	42-44			106-108
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	37-42			103-106
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	31			90
	23	Breakdown of significant trading and non-trading market risk factors.	31-33			90, 93-94
	24	Significant market risk measurement model limitations and validation procedures.	32			91-94, 96
	25	Primary risk management techniques beyond reported risk measures and parameters.	32			91-94
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	22-25, 63-72	19-34	1-5, 10-11, 13-60	48-61, 85-89, 166-173, 183, 186-187, 214-215
	27	Description of the bank’s policies for identifying impaired loans.	72			56, 142-143, 149, 173
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	23, 66-70	23, 27		53, 169-171
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	88, 154, 177-179, 183, 186-187
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				88, 146, 154
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				95-97, 109-111
	32	Discuss publicly known risk events related to other risks.	79-80			78-79, 208-210

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
7	How We Performed
10	Financial Results Overview
14	How Our Businesses Performed
20	Quarterly Results
21	Balance Sheet Review
22	Credit Portfolio Quality
25	Capital Position
29	Risk Factors and Management
30	Managing Risk
45	Securitization and Off-Balance Sheet Arrangements
45	Accounting Policies and Estimates

46	Changes in Internal Control over Financial Reporting
47	Glossary

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
50	Interim Consolidated Balance Sheet
51	Interim Consolidated Statement of Income
52	Interim Consolidated Statement of Comprehensive Income
53	Interim Consolidated Statement of Changes in Equity
54	Interim Consolidated Statement of Cash Flows
55	Notes to Interim Consolidated Financial Statements

82	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and nine months ended July 31, 2022, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2021 Consolidated Financial Statements and related Notes and 2021 MD&A. This MD&A is dated August 24, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2021 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2021 Annual Information Form, is available on the Bank’s website at
http://www.td.com
, as well as on SEDAR at
http://www.sedar.com
and on the SEC’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to
COVID-19”,
under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019
(COVID-19).
Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization
“bail-in”
regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Pending Acquisition” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to
COVID-19”,
under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Results of operations
Total revenue – reported	$10,925	$11,263	$10,712	$33,469	$31,752
Total revenue – adjusted 1	11,603	11,039	10,712	33,923	31,752
Provision for (recovery of) credit losses	351	27	(37)	450	(101)
Insurance claims and related expenses	829	592	836	2,177	2,057
Non-interest expenses – reported	6,096	6,033	5,616	18,096	17,129
Non-interest expenses – adjusted 1	6,033	5,999	5,576	17,929	17,011
Net income – reported	3,214	3,811	3,545	10,758	10,517

Net income – adjusted 1	3,813	3,714	3,628	11,360	10,783
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$790.8	$765.0	$719.2	$790.8	$719.2
Total assets	1,840.8	1,825.3	1,703.1	1,840.8	1,703.1
Total deposits	1,201.7	1,183.7	1,118.7	1,201.7	1,118.7
Total equity	102.6	99.4	99.9	102.6	99.9

Total risk-weighted assets 2	495.7	489.0	465.5	495.7	465.5
Financial ratios
Return on common equity (ROE) – reported 3	13.5%	16.4%	15.3%	15.1%	15.4%
Return on common equity – adjusted 1	16.1	15.9	15.6	15.9	15.8
Return on tangible common equity (ROTCE) 1	18.4	22.1	20.8	20.4	21.2
Return on tangible common equity – adjusted 1	21.6	21.2	20.9	21.2	21.4
Efficiency ratio – reported 3	55.8	53.6	52.4	54.1	53.9
Efficiency ratio – adjusted 1,3	52.0	54.3	52.0	52.9	53.6

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.17	0.01	(0.02)	0.08	(0.02)
Common share information – reported (Canadian dollars )
Per share earnings
Basic	$1.76	$2.08	$1.92	$5.86	$5.69
Diluted	1.75	2.07	1.92	5.85	5.68
Dividends per share	0.89	0.89	0.79	2.67	2.37
Book value per share 3	52.54	51.49	51.21	52.54	51.21
Closing share price 4	83.18	92.79	82.95	83.18	82.95
Shares outstanding (millions)
Average basic	1,804.5	1,804.7	1,818.8	1,810.0	1,816.8
Average diluted	1,807.1	1,808.3	1,821.8	1,813.3	1,819.2
End of period	1,813.1	1,803.9	1,820.0	1,813.1	1,820.0
Market capitalization (billions of Canadian dollars)	$150.8	$167.4	$151.0	$150.8	$151.0
Dividend yield 3	4.0%	3.6%	3.7%	3.8%	4.0%
Dividend payout ratio 3	50.6	42.8	41.2	45.5	41.7
Price-earnings ratio 3	10.6	11.5	9.8	10.6	9.8

Total shareholder return (1 year) 3	4.2	13.9	44.4	4.2	44.4
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$2.09	$2.02	$1.96	$6.19	$5.83
Diluted	2.09	2.02	1.96	6.18	5.83
Dividend payout ratio	42.5%	43.9%	40.2%	43.1%	40.6%

Price-earnings ratio	10.0	11.4	11.2	10.0	11.2
Capital ratios 2
Common Equity Tier 1 Capital ratio	14.9%	14.7%	14.5%	14.9%	14.5%
Tier 1 Capital ratio	16.3	15.9	15.9	16.3	15.9
Total Capital ratio	18.8	18.5	18.5	18.8	18.5
Leverage ratio	4.3	4.3	4.8	4.3	4.8
TLAC ratio	32.0	30.4	26.3	32.0	26.3

TLAC Leverage ratio	8.5	8.1	7.9	8.5	7.9
1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange closing market price.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 5

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Cowen Inc.
On August 2, 2022, the Bank and Cowen Inc. (“Cowen”) announced a definitive agreement for TD to acquire Cowen in an all-cash
transaction valued at US$1.3 billion, or US$39.00 for each share of Cowen common stock. The transaction is expected to close in the first calendar quarter of 2023, subject to customary closing conditions, including approvals from Cowen’s stockholders and certain U.S., Canadian, and foreign regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the Wholesale Banking segment. Based on the estimated financial performance and balance sheets of the Bank and Cowen, including transaction-related impacts, the Bank expects that its Common Equity Tier 1 (CET1) Capital ratio will be comfortably above 11% upon the closing of the Cowen acquisition, pro forma for the closing of the Bank’s acquisition of First Horizon Corporation (“First Horizon”).
Sale of Schwab Common Shares
On August 1, 2022, in order to provide the capital required for the acquisition of Cowen, the Bank sold 28.4 million non-voting common shares of Schwab at a price of US$66.53 per share for proceeds of approximately $2.4 billion (US$1.9 billion). Approximately 15 million shares were sold to Schwab pursuant to a repurchase agreement at a price equal to the price obtained in the sale of 13.4 million shares sold to a broker dealer pursuant to Rule 144 of the
Securities Act of 1933
. All shares sold automatically converted into shares of Schwab voting common stock and the shares acquired by Schwab are no longer outstanding. The sales reduced the Bank’s ownership interest in Schwab from approximately 13.4% to 12.0%. The Bank is expected to recognize approximately $1 billion (US$770 million) as other income (net of $370 million (US$290 million) loss from accumulated other comprehensive income (AOCI) reclassified to earnings), in the fourth quarter of fiscal 2022.
Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon announced a definitive agreement for the Bank to acquire First Horizon in an all-cash
transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting
First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.
During the quarter, the Bank implemented a strategy to mitigate interest rate volatility to capital on closing of the acquisition.
The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
After the de-designation,
mark-to-market
gains (losses) on these swaps are being recognized in earnings, without any corresponding offset from the previously hedged investments, which will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the three and nine months ended July 31, 2022, the Bank recognized $(721) million in non-interest
income related to the
mark-to-market
on the swaps, and $43 million in net interest income related to the basis adjustment amortization.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 6

HOW WE PERFORMED
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in Schwab; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.8 trillion in assets on July 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). For further details, refer to Note 7 of the third quarter of 2022 Interim Consolidated Financial Statements. The Bank accounts for its investment in Schwab using the equity method and reports its after-tax
share of Schwab’s earnings with a
one-month
lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income	$7,044	$6,377	$6,004	$19,723	$17,869

Non-interest income	3,881	4,886	4,708	13,746	13,883
Total revenue	10,925	11,263	10,712	33,469	31,752
Provision for (recovery of) credit losses	351	27	(37)	450	(101)
Insurance claims and related expenses	829	592	836	2,177	2,057

Non-interest expenses	6,096	6,033	5,616	18,096	17,129
Income before income taxes and share of net income from investment in Schwab	3,649	4,611	4,297	12,746	12,667
Provision for (recovery of) income taxes	703	1,002	922	2,689	2,711

Share of net income from investment in Schwab	268	202	170	701	561
Net income – reported	3,214	3,811	3,545	10,758	10,517

Preferred dividends and distributions on other equity instruments	43	66	56	152	186
Net income available to common shareholders	$3,171	$3,745	$3,489	$10,606	$10,331

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Operating results – adjusted
Net interest income 6	$7,001	$6,377	$6,004	$19,680	$17,869

Non-interest income 1,6	4,602	4,662	4,708	14,243	13,883
Total revenue	11,603	11,039	10,712	33,923	31,752
Provision for (recovery of) credit losses	351	27	(37)	450	(101)
Insurance claims and related expenses	829	592	836	2,177	2,057

Non-interest expenses 2	6,033	5,999	5,576	17,929	17,011
Income before income taxes and share of net income from investment in Schwab	4,390	4,421	4,337	13,367	12,785
Provision for (recovery of) income taxes	892	955	931	2,848	2,737

Share of net income from investment in Schwab 3	315	248	222	841	735
Net income – adjusted	3,813	3,714	3,628	11,360	10,783

Preferred dividends and distributions on other equity instruments	43	66	56	152	186

Net income available to common shareholders – adjusted	3,770	3,648	3,572	11,208	10,597
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(58)	(60)	(68)	(185)	(211)
Acquisition and integration charges related to the Schwab transaction 5	(23)	(20)	(24)	(93)	(81)
Acquisition and integration-related charges for the First Horizon acquisition 2	(29)	–	–	(29)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition 6	(678)	–	–	(678)	–
Litigation settlement recovery 1	–	224	–	224	–
Less: Impact of income taxes
Amortization of acquired intangibles	(6)	(6)	(7)	(20)	(23)
Acquisition and integration charges related to the Schwab transaction 5	(3)	(2)	(2)	(14)	(3)
Acquisition and integration-related charges for the First Horizon acquisition	(7)	–	–	(7)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	(173)	–	–	(173)	–

Litigation settlement recovery	–	55	–	55	–

Total adjustments for items of note	(599)	97	(83)	(602)	(266)

Net income available to common shareholders – reported	$3,171	$3,745	$3,489	$10,606	$10,331
1.	Adjusted non-interest income excludes the following item of note:
i.
The Bank reached a settlement in
TD Bank, N.A. v. Lloyd’s Underwriter et al.,
in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein – Q2 2022: $224 million. This amount is reported in the U.S. Retail segment.

2.	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations:
i.
Amortization of acquired intangibles – Q3 2022: $23 million, Q2 2022: $26 million, Q1 2022: $33 million, Q3 2021: $34 million, Q2 2021: $35 million, Q1 2021: $39 million. These amounts are reported in the Corporate segment;

ii.
The Bank’s own integration and acquisition costs related to the Schwab transaction – Q3 2022: $11 million, Q2 2022: $8 million, Q1 2022: $37 million, Q3 2021: $6 million, Q2 2021: $3 million, Q1 2021: $1 million. These amounts are reported in the Corporate segment; and

iii.
Acquisition and integration-related charges for the First Horizon acquisition – Q3 2022: $29 million. These charges are primarily related to professional services and other incremental operating expenses and reported in the U.S. Retail segment.

3.	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q3 2022: $35 million, Q2 2022: $34 million, Q1 2022: $34 million, Q3 2021: $34 million, Q2 2021: $34 million, Q1 2021: $35 million; and
ii.
The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2022: $12 million, Q2 2022: $12 million, Q1 2022: $13 million, Q3 2021: $18 million, Q2 2021: $16 million, Q1 2021: $37 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

6
Mitigation of interest rate volatility to closing capital on First Horizon acquisition includes
i) mark-to-market
gains (losses) on interest rate swaps recorded in
non-interest
income – Q3 2022: $(721) million, and ii) basis adjustment amortization related to de-designated
fair value hedge accounting relationships, recorded in net interest income – Q3 2022: $43 million. Both the mark-to-market
gains (losses) on the swaps and the basis adjustment amortization are reported in the Corporate segment. Refer to the “Significant and Subsequent Events, and Pending Acquisitions” section for further details.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 8

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)		For the three months ended		For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Basic earnings per share – reported	$1.76	$2.08	$1.92	$5.86	$5.69

Adjustments for items of note	0.33	(0.05)	0.04	0.33	0.14

Basic earnings per share – adjusted	$2.09	$2.02	$1.96	$6.19	$5.83
Diluted earnings per share – reported	$1.75	$2.07	$1.92	$5.85	$5.68

Adjustments for items of note	0.33	(0.05)	0.04	0.33	0.14

Diluted earnings per share – adjusted	$2.09	$2.02	$1.96	$6.18	$5.83
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
TD Bank, National Association (TD Bank, N.A.)	$2	$4	$5	$11	$22
Schwab 1	35	34	34	103	103
MBNA Canada	1	–	7	4	20
Aeroplan	2	1	6	7	19

Other	12	15	9	40	24
Included as items of note	52	54	61	165	188

Software	97	96	109	290	326

Amortization of intangibles, net of income taxes	$149	$150	$170	$455	$514
1	Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
financial ratio and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% CET1 Capital in the first quarter of 2022, compared with 9% in fiscal 2021.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021

Average common equity	$92,963	$93,922	$90,626	$94,170	$89,627
Net income available to common shareholders – reported	3,171	3,745	3,489	10,606	10,331

Items of note, net of income taxes	599	(97)	83	602	266
Net income available to common shareholders – adjusted	$3,770	$3,648	$3,572	$11,208	$10,597
Return on common equity – reported	13.5%	16.4%	15.3%	15.1%	15.4%
Return on common equity – adjusted	16.1	15.9	15.6	15.9	15.8
Return on Tangible Common Equity
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021

Average common equity	$92,963	$93,922	$90,626	$94,170	$89,627
Average goodwill	16,704	16,577	16,056	16,583	16,395
Average imputed goodwill and intangibles on investments in Schwab	6,600	6,577	6,485	6,580	6,695
Average other acquired intangibles 1	476	498	419	500	404

Average related deferred tax liabilities	(172)	(171)	(171)	(171)	(171)

Average tangible common equity	69,355	70,441	67,837	70,678	66,304
Net income available to common shareholders – reported	3,171	3,745	3,489	10,606	10,331

Amortization of acquired intangibles, net of income taxes	52	54	61	165	188
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,223	3,799	3,550	10,771	10,519

Other items of note, net of income taxes	547	(151)	22	437	78
Net income available to common shareholders – adjusted	$3,770	$3,648	$3,572	$11,208	$10,597
Return on tangible common equity	18.4%	22.1%	20.8%	20.4%	21.2%

Return on tangible common equity – adjusted	21.6	21.2	20.9	21.2	21.4
1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 9

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the nine months ended
	July 31, 2022 vs. July 31, 2021 Increase (Decrease)	July 31, 2022 vs. July 31, 2021 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$ 139	$ 112
Total revenue – adjusted	139	110
Non-interest expenses – reported	77	61

Non-interest expenses – adjusted	76	60
Net income – reported, after-tax	52	42
Net income – adjusted, after-tax	53	42

Share of net income from investment in Schwab 1	12	4
U.S. Retail segment net income – reported, after-tax	64	46
U.S. Retail segment net income – adjusted, after-tax	65	46
Earnings per share (Canadian dollars)
Basic – reported	$ 0.04	$ 0.03
Basic – adjusted	0.04	0.03
Diluted – reported	0.04	0.03

Diluted – adjusted	0.04	0.03

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021

U.S. dollar	$0.777	$0.814	$0.785	$0.795
1	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

FINANCIAL RESULTS OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance for the third quarter of 2022. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
•	Adjusted diluted EPS for the nine months ended July 31, 2022, increased 6% from the same period last year.
•	Adjusted ROTCE for the nine months ended July 31, 2022, was 21.2%.
•	For the twelve months ended July 31, 2022, the total shareholder return was 4.2% compared to the Canadian peer 2 average of 2.1%.
Net Income
Quarterly comparison – Q3 2022 vs. Q3 2021
Reported net income for the quarter was $3,214 million, a decrease of $331 million, or 9%, compared with the third quarter last year primarily reflecting the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition. Adjusted net income for the quarter was $3,813 million, an increase of $185 million, or 5%, reflecting higher revenues, partially offset by higher non-interest
expenses and higher PCL.
By segment, the decrease in reported net income reflects a decrease in the Corporate segment of $547 million and a decrease in Wholesale Banking of $59 million, partially offset by an increase in U.S. Retail of $147 million and an increase in Canadian Retail of $128 million.
Quarterly comparison – Q3 2022 vs. Q2 2022
Reported net income for the quarter decreased $597 million, or 16%, compared with the prior quarter primarily reflecting the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition. Adjusted net income for the quarter increased $99 million, or 3%, reflecting higher revenues, partially offset by higher PCL, higher insurance claims and higher non-interest
expenses.
By segment, the decrease in reported net income reflects a decrease in the Corporate segment of $601 million and a decrease in Wholesale Banking of $88 million, partially offset by an increase in U.S. Retail of $75 million and an increase in Canadian Retail of $17 million.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Reported net income of $10,758 million increased $241 million, or 2%, compared with the same period last year. The increase reflects higher revenues, and an insurance recovery related to litigation, partially offset by higher non-interest
expenses, the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition, higher PCL and higher insurance claims. Adjusted net income was $11,360 million, an increase of $577 million, or 5%, compared with the same period last year.
By segment, the increase in reported net income reflects an increase in U.S. Retail of $470 million and an increase in Canadian Retail of $399 million, partially offset by a decrease in the Corporate segment of $542 million and a decrease in Wholesale Banking of $86 million.
Net Interest Income
Quarterly comparison – Q3 2022 vs. Q3 2021
Reported net interest income for the quarter was $7,044 million, an increase of $1,040 million, or 17%, compared with the third quarter last year. The increase reflects margin and volume growth in the personal and commercial banking businesses, the impact of foreign exchange translation and higher net interest income in Wholesale Banking, partially offset by lower income from PPP loan forgiveness. Adjusted net interest income was $7,001 million, an increase of $997 million, or 17%.

2	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 10

By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $463 million, an increase in Canadian Retail of $404 million, an increase in Wholesale Banking of $154 million, and an increase in the Corporate segment of $19 million.
Quarterly comparison – Q3 2022 vs. Q2 2022
Reported net interest income for the quarter increased $667 million, or 10%, compared with the prior quarter, primarily reflecting margin and volume growth in the personal and commercial banking businesses, the impact of fewer days in the second quarter, and the impact of foreign exchange translation, partially offset by lower revenue from treasury and balance sheet management activities. Adjusted net interest income was $7,001 million, an increase of $624 million, or 10%.
By segment, the increase in reported net interest income reflects an increase in U.S. Retail of $374 million, an increase in Canadian Retail of $300 million, and an increase in Wholesale Banking of $27 million, partially offset by a decrease in the Corporate segment of $34 million.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Reported net interest income was $19,723 million, an increase of $1,854 million, or 10%, compared with the same period last year. The increase reflects volume and margin growth in the personal and commercial banking businesses, higher net interest income in Wholesale Banking, and the impact of foreign exchange translation, partially offset by lower income from PPP loan forgiveness. Adjusted net interest income was $19,680 million, an increase of $1,811 million, or 10%.
By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $786 million, an increase in U.S. Retail of $676 million, an increase in Wholesale Banking of $313 million, and an increase in Corporate segment of $79 million.
Non-Interest
Income
Quarterly comparison – Q3 2022 vs. Q3 2021
Reported
non-interest
income for the quarter was $3,881 million, a decrease of $827 million, or 18%, compared with the third quarter last year primarily reflecting the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition. Adjusted non-interest
income was $4,602 million, a decrease of $106 million, or 2%, reflecting lower transaction revenue in the wealth business, lower underwriting fees, and markdowns in certain loan underwriting commitments from widening credit spreads in Wholesale Banking, partially offset by higher fee-based
revenue in the personal and commercial banking businesses.
By segment, the decrease in reported
non-interest
income reflects a decrease in Corporate segment of $660 million, a decrease in Wholesale Banking of $161 million, and a decrease in U.S. Retail of $43 million, partially offset by an increase in Canadian Retail of $37 million.
Quarterly comparison – Q3 2022 vs. Q2 2022
Reported
non-interest
income for the quarter decreased $1,005 million, or 21%, compared with the prior quarter, primarily reflecting the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition and an insurance recovery related to litigation in the prior quarter. Adjusted non-interest
income was $4,602 million, a decrease of $60 million, or 1%, reflecting lower wholesale trading revenue, partially offset by an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims.
By segment, the decrease in reported
non-interest
income reflects a decrease in Corporate segment of $685 million, a decrease in U.S. Retail of $216 million, and a decrease in Wholesale Banking of $201 million, partially offset by an increase in Canadian Retail of $97 million.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Reported
non-interest
income was $13,746 million, a decrease of $137 million, or 1%, compared with the same period last year. The decrease primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition and lower revenues from customer transactions in the Bank’s wealth business, underwriting fees, and treasury and balance sheet management activities, partially offset by higher fee-based
revenue in the banking and wealth businesses, prior year insurance premium rebates for customers and an insurance recovery related to litigation. Adjusted non-interest
income was $14,243 million, an increase of $360 million, or 3%.
By segment, the decrease in reported
non-interest
income reflects a decrease in Corporate segment of $711 million and a decrease in Wholesale Banking of $191 million, partially offset by an increase in Canadian Retail of $589 million and an increase in U.S. Retail of $176 million.
Provision for Credit Losses
Quarterly comparison – Q3 2022 vs. Q3 2021
PCL for the quarter was $351 million, compared with a recovery of $37 million in the third quarter last year. PCL – impaired was $340 million, an increase of $98 million, largely reflecting some normalization of credit performance in the U.S. consumer lending portfolios. PCL – performing was $11 million, compared with a recovery of $279 million in the prior year. The current quarter provision reflects deterioration in the Bank’s macroeconomic forecasts, largely offset by the release of overlays previously set aside for economic uncertainty. Total PCL for the quarter as an annualized percentage of credit volume was 0.17%.
By segment, the increase in PCL reflects an increase in U.S. Retail of $203 million, an increase in the Corporate segment of $92 million, an increase in Canadian Retail of $70 million, and an increase in Wholesale Banking of $23 million.
Quarterly comparison – Q3 2022 vs. Q2 2022
PCL for the quarter increased $324 million compared with the prior quarter. PCL – impaired increased by $26 million. PCL – performing was $11 million, compared with a recovery of $287 million in the prior quarter. The current quarter provision reflects deterioration in the Bank’s macroeconomic forecasts, largely offset by the release of overlays previously set aside for economic uncertainty. Total PCL for the quarter as an annualized percentage of credit volume was 0.17%.
By segment, the increase in PCL reflects an increase in U.S. Retail of $125 million, an increase in Canadian Retail of $110 million, an increase in the Corporate segment of $55 million, and an increase in Wholesale Banking of $34 million.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
PCL was $450 million, compared with a recovery of $101 million in the same period last year. PCL – impaired was $983 million, a decrease of $106 million, largely related to improved credit conditions. PCL – performing was a recovery of $533 million, compared with a recovery of $1,190 million in the same period last year. The current year performing release reflects improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.08%.
By segment, the increase in PCL reflects an increase in U.S. Retail of $284 million, an increase in the Corporate segment of $157 million, an increase in Canadian Retail of $58 million, and an increase in Wholesale Banking of $52 million.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 11

TABLE 9:  PROVISION FOR CREDIT LOSSES
1

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Retail	$142	$163	$154	$455	$512
U.S. Retail	135	96	63	356	370
Wholesale Banking	–	(1)	–	(5)	22

Corporate 2	63	56	25	177	185
Total provision for (recovery of) credit losses – Stage 3	340	314	242	983	1,089

Provision for (recovery of) credit losses – Stage 1 and Stage 2 performing
Canadian Retail	28	(103)	(54)	(192)	(307)
U.S. Retail	(28)	(114)	(159)	(246)	(544)
Wholesale Banking	25	(8)	2	16	(63)

Corporate 2	(14)	(62)	(68)	(111)	(276)
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	11	(287)	(279)	(533)	(1,190)
Total provision for (recovery of) credit losses	$351	$27	$(37)	$450	$(101)

1	Includes PCL for off-balance sheet instruments.
2	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance claims and related expenses
Quarterly comparison – Q3 2022 vs. Q3 2021
Insurance claims and related expenses for the quarter were $829 million, a decrease of $7 million, or 1%, compared with the third quarter last year reflecting favourable prior year claims development and the impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, partially offset by higher current year claims.
Quarterly comparison – Q3 2022 vs. Q2 2022
Insurance claims and related expenses for the quarter increased $237 million, or 40%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in fair value of investments supporting claims liabilities reported in non-interest
income, higher current year claims, and more severe weather-related events.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Insurance claims and related expenses were $2,177 million, an increase of $120 million, or 6%, compared with the same period last year, reflecting higher current year claims and more severe weather-related events, partially offset by the impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, and more favourable prior years’ claims development.
Non-Interest
Expenses and Efficiency Ratio
Quarterly comparison – Q3 2022 vs. Q3 2021
Reported
non-interest
expenses were $6,096 million, an increase of $480 million, or 9%, compared with the third quarter last year, reflecting higher employee-related expenses, higher spend supporting business growth, and the impact of foreign exchange translation. Adjusted non-interest
expenses were $6,033 million, an increase of $457 million, or 8%.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Retail of $209 million, an increase in U.S. Retail of $197 million, an increase in Wholesale Banking of $56 million, and an increase in the Corporate segment of $18 million.
The Bank’s reported efficiency ratio was 55.8% compared to 52.4% in the third quarter last year. The Bank’s adjusted efficiency ratio was 52.0%, compared with 52.0% in the third quarter last year.
Quarterly comparison – Q3 2022 vs. Q2 2022
Reported
non-interest
expenses for the quarter were $6,096 million, an increase of $63 million, or 1%, compared with the prior quarter, reflecting the impact of foreign exchange translation and acquisition and integration-related charges associated with the First Horizon acquisition. Adjusted non-interest
expenses were $6,033 million, an increase of $34 million, or 1%, compared with the prior quarter.
By segment, the increase in reported
non-interest
expenses reflects an increase in U.S. Retail of $83 million, an increase in the Corporate segment of $40 million, and an increase in Canadian Retail of $25 million, partially offset by a decrease in Wholesale Banking of $85 million.
The Bank’s reported efficiency ratio was 55.8% compared with 53.6% in the prior quarter. The Bank’s adjusted efficiency ratio was 52.0%, compared with 54.3% in the prior quarter.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Reported
non-interest
expenses of $18,096 million increased $967 million, or 6%, compared with the same period last year, reflecting higher spend supporting business growth, higher employee-related expenses and the impact of foreign exchange translation, partially offset by prior year store optimization costs. On an adjusted basis, non-interest
expenses were $17,929 million, an increase of $918 million, or 5%.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Retail of $667 million, an increase in Wholesale Banking of $180 million, and an increase in U.S. Retail of $144 million, partially offset by a decrease in the Corporate segment of $24 million.
The Bank’s reported efficiency ratio was 54.1%, compared with 53.9% in the same period last year. The Bank’s adjusted efficiency ratio was 52.9%, compared with 53.6% in the same period last year.
Income Taxes
As discussed in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective income tax rate on a reported basis was 19.3% for the current quarter, lower than 21.5% in the third quarter last year and 21.7% in the prior quarter primarily due to lower pre-tax
income and net favourable tax adjustments in the current quarter.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate was 20.3% for the current quarter, lower than

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 12

21.5% in the third quarter last year and 21.6% in the prior quarter primarily due to net favourable tax adjustments in the current quarter. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 10:  INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended						For the nine months ended
	July 31 2022		April 30 2022		July 31 2021		July 31 2022		July 31 2021
Income taxes at Canadian statutory income tax rate	$958	26.3%	$1,211	26.3%	$1,128	26.3%	$3,347	26.3%	$3,325	26.3%
Increase (decrease) resulting from:
Dividends received	(30)	(0.8)	(33)	(0.7)	(30)	(0.7)	(95)	(0.7)	(92)	(0.7)
Rate differentials on international operations 1	(235)	(6.4)	(188)	(4.1)	(186)	(4.3)	(594)	(4.7)	(548)	(4.3)

Other	10	0.2	12	0.2	10	0.2	31	0.2	26	0.1
Provision for income taxes and effective income tax rate – reported	$703	19.3%	$1,002	21.7%	$922	21.5%	$2,689	21.1%	$2,711	21.4%
Total adjustments for items of note	189		(47)		9		159		26
Provision for income taxes and effective income tax rate – adjusted	$892	20.3%	$955	21.6%	$931	21.5%	$2,848	21.3%	$2,737	21.4%

1	These amounts reflect tax credits as well as international business mix.
Proposed Tax Measures in the Canadian Federal Budget
The Canadian Federal budget presented on April 7, 2022, proposed to introduce a tax on bank and life insurer groups, referred to as the Canada Recovery Dividend (“CRD”), and also an additional permanent tax. On August 9, 2022, the first draft of the legislation was released by the Ministry of Finance. This draft legislation proposes the CRD to be a 15% tax on an average of 2020 and 2021 taxable income above $1 billion, paid in equal instalments over five years. The draft legislation also proposes to introduce an additional permanent tax on bank and life insurer groups of 1.5% of taxable income above $100 million. The additional tax would apply to taxation years that end after April 7, 2022 and will be prorated for the first year.
These taxes, if enacted as proposed, will result in higher amounts of taxes payable in each of the impacted years, as well as revaluation adjustments to the deferred tax assets and liabilities. The Bank is continuing to monitor the status of the Budget proposals and draft legislation, and will determine the impact to the Bank’s results when the legislation is substantively enacted.
ECONOMIC SUMMARY AND OUTLOOK
The outlook for the global economy for the next two years has been downgraded relative to last quarter. Inflation around the world has been stronger-than-expected leading to a more aggressive response by central banks. Several global central banks are raising interest rates at a rapid pace to slow demand and bring down inflationary pressures. Russia’s ongoing war in Ukraine is keeping prices for many commodities elevated. In addition, China’s “zero COVID” policy continues to negatively impact the global economy and risk sentiment with ongoing restrictions within densely populated areas of the country restraining economic activity and continuing to disrupt downstream supply chains in many industries. Although
COVID-19
is imparting fewer disruptions on the North American economy as time goes on, the combination of slowing global demand, high domestic inflation, and the rapid rise in interest rates has raised the likelihood of a recession over the next twelve to twenty-four months.
U.S. economic output contracted in the first two quarters of 2022. While that is often referred to as a “technical” recession, most economic indicators in the first half of the year do not suggest the economy had broadly deteriorated into recessionary conditions. For example, a hallmark of recessions is an increase in the unemployment rate. In contrast, the unemployment rate fell from 4% at the beginning of the year back down to its pre-pandemic
low of 3.5% in July. That said, economic momentum is weakening into the second half of the year. Inflation has shown early signs of cresting but was still near a
40-year
high at 8.5% year over year in July. High inflation is weighing on purchasing power as evidenced by a slowdown in consumer spending growth from an annualized rate of 2.3% in the second half of 2021 to a sub-par
1.4% in the first half of 2022. Spending on goods is also normalizing after surging earlier in the pandemic.
The Federal Reserve has accelerated the pace of rate hikes to fight persistently high inflation, raising the Federal Funds rate by an outsized 75 basis points (bps) in both June and July, to 2.50%, in addition to beginning to taper the size of its balance sheet. TD Economics expects further interest rate hikes will take the Federal Funds rate to 3.25% before the end of the calendar year. There is a risk that the economy will slow more quickly than the Federal Reserve expects triggering an outright recession. Financial markets have reflected this risk with segments of the yield curve inverting.
The Canadian economy has stood out on the global stage in the first half of the year, growing at a very healthy pace. Growth has been helped by several forces. A more complete return to pandemic-affected activities has driven spending higher, and higher commodity prices have also boosted activity in resource sectors. Finally, in contrast to the U.S., government spending has continued to expand. The Canadian labour market has been similarly strong, with the unemployment rate falling to a new low of 4.9% amid accelerating wage growth. However, there are signs that momentum has slowed towards the end of the second calendar quarter.
The first area of the economy to slow was the housing market, where home sales are down 31% between July and the peak in February of this year. Average prices have fallen 17% from the peak. As the Bank of Canada continues to raise rates, the corresponding increase in mortgage rates is expected to slow housing demand further over the next year. Housing prices are likely to continue to soften in the second half of the year but remain above pre-pandemic
levels.
Canadian inflation has accelerated to be much closer to the U.S. pace. Consumer Price Index inflation in Canada was 7.6% year over year in July 2022. Given Canada’s strong economic momentum and the recent broadening in inflation pressures, inflation is likely to ease only slightly through 2022.
The Bank of Canada raised its overnight interest rate 50 bps in June and a full percentage point in July, taking the overnight rate to 2.50%. TD Economics expects the overnight rate to reach 3.25% by the end of the year, with the risks tilted towards higher policy rates. With interest rates set to increase by a similar amount in Canada and the United States, the Canadian dollar is expected to remain in a range of
75-80
U.S. cents over the next two years.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2021 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.
PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, including certain dividends, is adjusted to its equivalent before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $41 million, compared with $34 million in the prior quarter and $37 million in the third quarter last year.
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income	$3,448	$3,148	$3,044	$9,681	$8,895

Non-interest income	3,572	3,475	3,535	10,680	10,091
Total revenue	7,020	6,623	6,579	20,361	18,986
Provision for (recovery of) credit losses – impaired	142	163	154	455	512

Provision for (recovery of) credit losses – performing	28	(103)	(54)	(192)	(307)
Total provision for (recovery of) credit losses	170	60	100	263	205
Insurance claims and related expenses	829	592	836	2,177	2,057
Non-interest expenses	2,957	2,932	2,748	8,758	8,091

Provision for (recovery of) income taxes	811	803	770	2,420	2,289
Net income	$2,253	$2,236	$2,125	$6,743	$6,344
Selected volumes and ratios
Return on common equity 1	42.9%	44.6%	47.6%	44.1%	48.3%
Net interest margin (including on securitized assets) 2	2.70	2.62	2.61	2.62	2.62

Efficiency ratio	42.1	44.3	41.8	43.0	42.6
Assets under administration (billions of Canadian dollars) 3	$526	$537	$538	$526	$538

Assets under management (billions of Canadian dollars) 3	408	411	420	408	420
Number of Canadian retail branches	1,060	1,060	1,073	1,060	1,073

Average number of full-time equivalent staff	45,036	43,707	41,763	43,900	41,181

1	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
2
Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

3	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q3 2022 vs. Q3 2021
Canadian Retail net income for the quarter was $2,253 million, an increase of $128 million, or 6%, compared with the third quarter last year, reflecting higher revenue, partially offset by higher non-interest
expenses and PCL. The annualized ROE for the quarter was 42.9%, compared with 47.6% in the third quarter last year.
Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $7,020 million, an increase of $441 million, or 7%, compared with the third quarter last year.
Net interest income was $3,448 million, an increase of $404 million, or 13%, compared with the third quarter last year, reflecting volume growth and higher margins. Average loan volumes increased $45 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $29 billion, or 7%, reflecting 8% growth in personal deposits, 4% growth in business deposits, and 8% growth in wealth deposits. Net interest margin was 2.70%, an increase of 9 bps, primarily due to higher margins on deposits reflecting the rising interest rate environment, partially offset by lower margin on loans and lower mortgage prepayment revenue.
Non-interest
income was $3,572 million, an increase of $37 million, or 1%, reflecting higher fee-based
revenue in the banking business and higher insurance volumes, partially offset by lower transaction and fee-based
revenue in the wealth business and a decrease in the fair value of investments supporting claim liabilities which resulted in a similar decrease in insurance claims.
Assets under administration (AUA) were $526 billion as at July 31, 2022, a decrease of $12 billion, or 2%, and assets under management (AUM) were $408 billion as at July 31, 2022, a decrease of $12 billion, or 3%, compared with the third quarter last year, both reflecting market depreciation, partially offset by net asset growth.
PCL was $170 million, an increase of $70 million compared with the third quarter last year. PCL – impaired for the quarter was $142 million, a decrease of $12 million, or 8%. PCL – performing was $28 million, compared with a recovery of $54 million in the prior year. The current quarter provision was largely reflected in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.13%, an increase of 5 bps compared with the third quarter last year.
Insurance claims and related expenses for the quarter were $829 million, a decrease of $7 million, or 1%, compared with the third quarter last year reflecting favourable prior years’ claims development and the impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, partially offset by higher current year claims.
Non-interest
expenses for the quarter were $2,957 million, an increase of $209 million, or 8%, compared with the third quarter last year, reflecting higher spend supporting business growth, including technology and employee-related expenses.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 14

The efficiency ratio for the quarter was 42.1%, compared with 41.8% in the third quarter last year.
Quarterly comparison – Q3 2022 vs. Q2 2022
Canadian Retail net income for the quarter was $2,253 million, an increase of $17 million, or 1%, compared with the prior quarter, reflecting revenue growth, partially offset by higher insurance claims, PCL and non-interest
expenses. The annualized ROE for the quarter was 42.9%, compared with 44.6%, in the prior quarter.
Revenue increased $397 million, or 6%, compared with the prior quarter. Net interest income increased $300 million, or 10%, reflecting higher margins, the effect of more days in the third quarter and volume growth. Average loan volumes increased $15 billion, or 3%, reflecting 3% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $4 billion, or 1%, reflecting 3% growth in personal deposits, partially offset by decreases in wealth deposits of 4% and business deposits of 1%. Net interest margin was 2.70%, an increase of 8 bps, primarily due to higher margins on deposits reflecting the rising interest rate environment, partially offset by lower margin on loans.
Non-interest
income increased $97 million, or 3%, reflecting an increase in the fair value of investments supporting claim liabilities, higher insurance volume, and higher fee-based
revenue in the banking business, partially offset by lower transaction and fee-based
revenue in the wealth business.
AUA decreased $11 billion, or 2% reflecting market depreciation, partially offset by net asset growth. AUM decreased $3 billion, or 1% compared with the prior quarter reflecting market deprecation.
PCL was $170 million, an increase of $110 million compared with the prior quarter. PCL – impaired decreased $21 million, or 13%. PCL – performing was $28 million compared with a recovery of $103 million in the prior quarter. The current quarter provision was largely reflected in the consumer lending portfolios. Total PCL as an annualized percentage of credit volume was 0.13%, an increase of 8 bps.
Insurance claims and related expenses for the quarter increased $237 million, or 40%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in fair value of investments supporting claims liabilities reported in non-interest
income, higher current year claims, and more severe weather-related events.
Non-interest
expenses increased $25 million, or 1%, compared with the prior quarter reflecting higher spend supporting business growth, including employee-related and technology expenses, partially offset by lower variable compensation.
The efficiency ratio for the quarter was 42.1%, compared with 44.3% in the prior quarter.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Canadian Retail net income for the nine months ended July 31, 2022, was $6,743 million, an increase of $399 million, or 6%, compared with same period last year. The increase in earnings reflects higher revenue, partially offset by higher non-interest
expenses, insurance claims and PCL. The annualized ROE for the period was 44.1%, compared with 48.3%, in the same period last year.
Revenue for the period was $20,361 million, an increase of $1,375 million, or 7%, compared with same period last year. Net interest income increased $786 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $43 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $35 billion, or 8%, reflecting 7% growth in personal deposits, 9% growth in business deposits, and 9% growth in wealth deposits. Net interest margin was 2.62%, flat to the same period last year, primarily due to higher margins on deposits reflecting the rising interest rate environment, partially offset by lower margin on loans, and lower mortgage prepayment revenue.
Non-interest
income increased $589 million, or 6%, reflecting higher
fee-based
revenue in the banking and wealth businesses, higher insurance volumes and prior year insurance premium rebates for customers, partially offset by lower transaction revenue in the wealth business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.
PCL was $263 million, an increase of $58 million compared with the same period last year. PCL – impaired was $455 million, a decrease of $57 million, or 11%, largely related to improved credit conditions. PCL – performing was a recovery of $192 million, compared with a recovery of $307 million in the same period last year. The current year performing release reflects improved credit conditions. Total PCL as an annualized percentage of credit volume was 0.07%, an increase of 1 basis point.
Insurance claims and related expenses were $2,177 million, an increase of $120 million, or 6%, compared with the same period last year, reflecting higher current year claims and more severe weather-related events, partially offset by the impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, and more favourable prior years’ claims development.
Non-interest
expenses were $8,758 million, an increase of $667 million, or 8%, compared with the same period last year, reflecting higher spend supporting business growth, including technology, employee-related expenses, and marketing costs.
The efficiency ratio for the period was 43.0%, compared with 42.6% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 15

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the nine months ended
Canadian Dollars	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income	$2,453	$2,079	$1,990	$6,647	$5,971
Non-interest income – reported	648	864	691	2,183	2,007

Non-interest income – adjusted 1	648	640	691	1,959	2,007
Total revenue – reported	3,101	2,943	2,681	8,830	7,978
Total revenue – adjusted 1	3,101	2,719	2,681	8,606	7,978
Provision for (recovery of) credit losses – impaired	135	96	63	356	370

Provision for (recovery of) credit losses – performing	(28)	(114)	(159)	(246)	(544)
Total provision for (recovery of) credit losses	107	(18)	(96)	110	(174)
Non-interest expenses – reported	1,715	1,632	1,518	4,944	4,800
Non-interest expenses – adjusted 1	1,686	1,632	1,518	4,915	4,800
Provision for (recovery of) income taxes – reported	126	186	161	460	393

Provision for (recovery of) income taxes – adjusted 1	133	131	161	412	393
U.S. Retail Bank net income – reported	1,153	1,143	1,098	3,316	2,959
U.S. Retail Bank net income – adjusted 1	1,175	974	1,098	3,169	2,959

Share of net income from investment in Schwab 2,3	289	224	197	765	652
Net income – reported	$1,442	$1,367	$1,295	$4,081	$3,611
Net income – adjusted 1	1,464	1,198	1,295	3,934	3,611

U.S. Dollars
Net interest income	$1,905	$1,641	$1,619	$5,217	$4,746
Non-interest income – reported	504	682	561	1,716	1,596

Non-interest income – adjusted 1	504	505	561	1,539	1,596
Total revenue – reported	2,409	2,323	2,180	6,933	6,342
Total revenue – adjusted 1	2,409	2,146	2,180	6,756	6,342
Provision for (recovery of) credit losses – impaired	105	75	53	279	291

Provision for (recovery of) credit losses – performing	(22)	(90)	(127)	(194)	(435)
Total provision for (recovery of) credit losses	83	(15)	(74)	85	(144)
Non-interest expenses – reported	1,332	1,289	1,233	3,882	3,813
Non-interest expenses – adjusted 1	1,310	1,289	1,233	3,860	3,813
Provision for (recovery of) income taxes – reported	98	147	130	362	314

Provision for (recovery of) income taxes – adjusted 1	103	103	130	323	314
U.S. Retail Bank net income – reported	896	902	891	2,604	2,359
U.S. Retail Bank net income – adjusted 1	913	769	891	2,488	2,359

Share of net income from investment in Schwab 2,3	226	177	161	603	516
Net income – reported	$1,122	$1,079	$1,052	$3,207	$2,875
Net income – adjusted 1	1,139	946	1,052	3,091	2,875

Selected volumes and ratios
Return on common equity – reported 4	14.8%	14.2%	13.8%	13.9%	12.5%
Return on common equity – adjusted 1	15.0	12.5	13.8	13.4	12.5
Net interest margin 1,5	2.62	2.21	2.16	2.35	2.18
Efficiency ratio – reported	55.3	55.5	56.6	56.0	60.1

Efficiency ratio – adjusted 1	54.4	60.1	56.6	57.1	60.1
Assets under administration (billions of U.S. dollars)	$32	$32	$29	$32	$29

Assets under management (billions of U.S. dollars)	36	37	41	36	41
Number of U.S. retail stores	1,158	1,156	1,142	1,158	1,142

Average number of full-time equivalent staff	25,968	25,366	25,047	25,419	25,756

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements for further details.
3	The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition are recorded in the Corporate segment.
4	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
5
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures.

Quarterly comparison – Q3 2022 vs. Q3 2021
U.S. Retail reported net income for the quarter was $1,442 million (US$1,122 million), an increase of $147 million (US$70 million), or 11% (7% in U.S. dollars) compared with the third quarter last year. On an adjusted basis, net income for the quarter was $1,464 million (US$1,139 million), an increase of $169 million (US$87 million), or 13% (8% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.8% and 15.0%, respectively, compared with 13.8% in the third quarter last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,153 million (US$896 million) and $289 million (US$226 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank’s net income was $1,175 million (US$913 million).
The contribution from Schwab of US$226 million increased US$65 million, or 40%, primarily reflecting higher net interest income, partially offset by lower trading revenue.
U.S. Retail Bank reported net income was US$896 million, an increase of US$5 million, or 1%, primarily reflecting higher revenue, partially offset by higher PCL and non-interest
expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was US$913 million, an increase of US$22 million, or 2%, primarily reflecting higher revenue, partially offset by higher PCL and non-interest
expenses.
U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,409 million, an increase of US$229 million, or 11%, compared with the third quarter last year. Net interest income of US$1,905 million, increased US$286 million, or 18%, largely driven by the benefit of higher deposit margins from the rising rate environment and higher business and personal deposit volumes, partially offset by lower income from PPP loan forgiveness and lower margin on loans. Net interest margin of 2.62%, increased 46 bps, as higher margin on deposits reflecting the rising interest rate environment and positive balance sheet mix was partially offset by lower income from PPP loan forgiveness and lower

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 16

margin on loans.
Non-interest
income of US$504 million decreased US$57 million, or 10%, compared with the third quarter last year, primarily reflecting higher valuation of certain investments in the prior year.
Average loan volumes decreased US$1 billion, relatively flat, compared with the third quarter last year. Personal loans increased 8%, primarily reflecting higher residential mortgage and auto originations, and higher credit card volumes, partially offset by a decline in home equity. Business loans decreased 7%, or increased 2% excluding PPP loans, primarily reflecting strong originations and new customer growth, higher commercial line utilization and increased customer activity, offset by PPP loan forgiveness. Average deposit volumes increased US$10 billion, or 3%, reflecting an 8% increase in personal deposits and a 2% increase in business deposits, partially offset by a 2% decrease in sweep deposits.
AUA were US$32 billion as at July 31, 2022, an increase of US$3 billion, or 10%, compared with the third quarter last year, reflecting net asset growth. AUM were US$36 billion as at July 31, 2022, a decrease of US$5 billion, or 12%, compared with the third quarter last year, reflecting market depreciation and net asset outflows.
PCL for the quarter was US$83 million, compared with a recovery of US$74 million in the third quarter last year. PCL – impaired was US$105 million, an increase of US$52 million, or 98%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$22 million, compared with a recovery of US$127 million in the prior year. The performing release this quarter was largely reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.20%, an increase of 38 bps, compared with the third quarter last year.
Reported
non-interest
expenses for the quarter were US$1,332 million, an increase of US$99 million, or 8%, compared with the third quarter last year, primarily reflecting higher employee-related expenses, higher investments in the business, and acquisition and integration-related charges for the First Horizon acquisition, partially offset by productivity savings. On an adjusted basis, non-interest
expenses increased US$77 million, or 6%.
The reported and adjusted efficiency ratios for the quarter were 55.3% and 54.4%, respectively, compared with 56.6%, in the third quarter last year.
Quarterly comparison – Q3 2022 vs. Q2 2022
U.S. Retail reported net income of $1,442 million (US$1,122 million) increased $75 million (US$43 million), or 5% (4% in U.S. dollars). On an adjusted basis, net income for the quarter was $1,464 million (US$1,139 million), an increase of $266 million (US$193 million), or 22% (20% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.8% and 15.0%, respectively, compared with 14.2% and 12.5%, respectively, in the prior quarter.
The contribution from Schwab of US$226 million increased US$49 million, or 28%, primarily reflecting higher net interest income and lower operating expenses, partially offset by lower trading revenue.
U.S. Retail Bank reported net income was US$896 million, a decrease of US$6 million, or 1%, compared with the prior quarter, primarily reflecting a prior quarter insurance recovery related to litigation and higher PCL this quarter, partially offset by higher net interest income. U.S. Retail Bank adjusted net income was US$913 million, an increase of US$144 million, or 19%, primarily reflecting higher revenue, partially offset by higher PCL.
Reported revenue for the quarter increased US$86 million, or 4%, compared with the prior quarter. Adjusted revenue for the quarter increased US$263 million, or 12%. Net interest income of US$1,905 million increased US$264 million, or 16%, primarily reflecting the benefit of higher deposit margins due to the rising interest rate environment and the effect of more days in the third quarter, partially offset by lower margin on loans. Net interest margin of 2.62% increased 41 bps quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment and positive balance sheet mix was partially offset by lower PPP loan forgiveness and lower margin on loans. Reported non-interest
income decreased US$178 million, or 26%, primarily reflecting a prior quarter insurance recovery related to litigation. Adjusted non-interest
income of US$504 million was relatively flat compared with the prior quarter, reflecting fee income growth from increased customer activity, largely offset by lower valuation of certain investments.
Average loan volumes increased US$4 billion, or 3%, compared with the prior quarter. Personal loans increased 3%, primarily reflecting growth in residential mortgage and auto originations, and higher credit card volumes. Business loans increased 2%, or 3% excluding PPP loans, primarily reflecting strong originations and new customer growth, higher commercial line utilization and increased customer activity. Average deposit volumes decreased US$1 billion, relatively flat, compared with the prior quarter reflecting flat personal deposits and a 1% increase in sweep deposits, offset by a 2% decrease in business deposits.
AUA were US$32 billion as at July 31, 2022, flat compared with the prior quarter. AUM were US$36 billion as at July 31, 2022, a decrease of US$1 billion, or 3%, reflecting net asset outflows and market depreciation.
PCL was higher by US$98 million compared with the prior quarter. PCL – impaired increased US$30 million, or 40%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$22 million, compared with a recovery of US$90 million in the prior quarter. The performing release this quarter was largely reflected in the commercial lending portfolios. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.20%, an increase of 24 bps from prior quarter.
Reported
non-interest
expenses for the quarter were US$1,332 million, an increase of US$43 million, or 3%, primarily reflecting higher employee-related expenses and acquisition and integration-related charges for the First Horizon acquisition. On an adjusted basis, non-interest
expenses increased US$21 million, or 2%.
The reported and adjusted efficiency ratios for the quarter were 55.3% and 54.4%, respectively, compared with 55.5% and 60.1%, respectively, in the prior quarter.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
U.S. Retail reported net income for the nine months ended July 31, 2022, was $4,081 million (US$3,207 million), an increase of $470 million (US$332 million), or 13% (12% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $3,934 million (US$3,091 million), an increase of $323 million (US$216 million), or 9% (8% in U.S. dollars). The reported and adjusted annualized ROE for the period were 13.9% and 13.4%, respectively, compared with 12.5% in the same period last year.
Reported net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $3,316 million (US$2,604 million) and $765 million (US$603 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank’s net income was $3,169 million (US$2,488 million).
The contribution from Schwab was US$603 million, an increase of US$87 million, or 17%, primarily reflecting higher net interest revenue.
U.S. Retail Bank reported net income for the period was US$2,604 million, an increase of US$245 million, or 10%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL. U.S. Retail Bank adjusted net income was US$2,488 million, an increase of US$129 million, or 5%.
Reported revenue for the period was US$6,933 million, an increase of US$591 million, or 9%, compared with the same period last year. On an adjusted basis, revenue increased US$414 million, or 7%. Net interest income increased US$471 million, or 10%, largely driven by the benefit of higher business and personal deposit margins and volumes combined with increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness and lower margin on loans. Net interest margin was 2.35%, an increase of 17 bps, as higher margin on deposits reflecting the rising interest rate environment was partially offset by negative balance sheet mix, the impact of lower income from PPP loan forgiveness and lower margin on loans. Reported non-interest
income increased US$120 million, or 8%, primarily reflecting an insurance recovery related to litigation, partially offset by higher valuation of certain investments in the prior year. On an adjusted basis, non-interest
income decreased US$57 million, or 4%, primarily due to higher valuation of certain investments in the prior year.
Average loan volumes decreased US$6 billion, or 4%, compared with the same period last year. Personal loans increased 4%, driven by higher residential mortgage and auto originations, and higher credit card volumes, partially offset by a decline in home equity. Business loans decreased 10%, or 2% excluding PPP loans, primarily reflecting paydowns of commercial loans and PPP loan forgiveness, partially offset by strong originations and new customer growth, along with

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 17

higher commercial line utilization and increased customer activity. Average deposit volumes increased US$14 billion, or 4%, reflecting a 12% increase in personal deposits and a 7% increase in business deposits, partially offset by a 5% decrease in sweep deposits.
PCL was US$85 million compared with a recovery of US$144 million in the same period last year. PCL – impaired was US$279 million, a decrease of US$12 million, or 4%. PCL – performing was a recovery of US$194 million, compared with a recovery of US$435 million in the prior year. The current year performing release reflects improved credit conditions. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.07%, an increase of 17 bps.
Reported
non-interest
expenses for the period were US$3,882 million, an increase of US$69 million, or 2%, compared with the same period last year, reflecting higher employee-related expenses, higher investments in the business and acquisition and integration-related charges for the First Horizon acquisition, partially offset by US$125 million in prior year store optimization costs, lower
COVID-19
related expenses and productivity savings in the current year. On an adjusted basis, non-interest
expenses increased US$47 million, or 1%.
The reported and adjusted efficiency ratios for the quarter were 56.0% and 57.1%, respectively, compared with 60.1%, for the same period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s third quarter 2022 Interim Consolidated Financial Statements for further information on Schwab.

TABLE 13: WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Net interest income (TEB)	$786	$759	$632	$2,254	$1,941

Non-interest income	290	491	451	1,418	1,609
Total revenue	1,076	1,250	1,083	3,672	3,550
Provision for (recovery of) credit losses – impaired	–	(1)	–	(5)	22

Provision for (recovery of) credit losses – performing	25	(8)	2	16	(63)
Total provision for (recovery of) credit losses	25	(9)	2	11	(41)
Non-interest expenses	691	776	635	2,231	2,051

Provision for (recovery of) income taxes (TEB)	89	124	116	366	390
Net income	$271	$359	$330	$1,064	$1,150

Selected volumes and ratios
Trading-related revenue (TEB) 1	$547	$680	$467	$1,953	$1,769
Average gross lending portfolio (billions of Canadian dollars) 2	72.2	63.7	59.9	65.1	59.6
Return on common equity 3	8.9%	13.1%	15.7%	12.6%	19.0%

Efficiency ratio	64.2	62.1	58.6	60.8	57.8
Average number of full-time equivalent staff	5,163	4,950	4,839	5,016	4,758

1
Includes net interest income TEB of $567 million (April 2022 – $581 million, January 2022 – $525 million, July 2021 – $488 million, April 2021 – $508 million, January 2021 – $504 million), and trading income (loss) of ($20) million (April 2022 – $99 million, January 2022 – $201 million, July 2021 – ($21) million, April 2021 – $50 million, January 2021 – $240 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

2	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
3	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
Quarterly comparison – Q3 2022 vs. Q3 2021
Wholesale Banking net income for the quarter was $271 million, a decrease of $59 million, or 18%, compared with the third quarter last year, reflecting higher non-interest
expenses and PCL.
Revenue for the quarter was $1,076 million, a decrease of $7 million, or 1%, compared with the third quarter last year, reflecting lower underwriting fees and markdowns in certain loan underwriting commitments from widening credit spreads, partially offset by higher trading-related and global transaction banking revenue.
PCL for the quarter was $25 million, an increase of $23 million compared with the third quarter last year. PCL – impaired was nil. PCL – performing was $25 million, an increase of $23 million, largely reflecting credit migration.
Non-interest
expenses were $691 million, an increase of $56 million, or 9%, compared with the third quarter last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, partially offset by lower variable compensation.
Quarterly comparison – Q3 2022 vs. Q2 2022
Wholesale Banking net income for the quarter was $271 million, a decrease of $88 million, or 25%, compared with the prior quarter, reflecting lower revenue and higher PCL, partially offset by lower non-interest
expenses.
Revenue for the quarter decreased $174 million, or 14%, primarily reflecting lower trading-related revenue and markdowns in certain loan underwriting commitments from widening credit spreads, partially offset by higher global transaction banking revenue.
PCL for the quarter was $25 million, compared with a recovery of $9 million in the prior quarter. PCL – impaired was nil. PCL – performing was $25 million compared with a recovery of $8 million in the prior quarter. Provisions this quarter largely reflect credit migration.
Non-interest
expenses for the quarter decreased $85 million, or 11%, primarily reflecting lower variable compensation.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Wholesale Banking net income for the nine months ended July 31, 2022 was $1,064 million, a decrease of $86 million, or 7%, compared with the same period last year, reflecting higher non-interest
expenses and PCL, partially offset by higher revenues.
Revenue was $3,672 million, an increase of $122 million, or 3%, compared with the same period last year, reflecting higher trading-related and global transaction banking revenue, partially offset by lower underwriting fees and markdowns in certain loan underwriting commitments from widening credit spreads.
PCL was a $11 million, compared with a recovery of $41 million in the same period last year. PCL – impaired was a recovery of $5 million, lower by $27 million. PCL – performing was $16 million, compared with a recovery of $63 million in the same period last year.
Non-interest
expenses were $2,231 million, an increase of $180 million, or 9%, compared with the same period last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the acquisition of TD Securities Automated Trading (previously Headlands Tech Global Markets, LLC).

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 18

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021

Net income (loss) – reported	$(752)	$(151)	$(205)	$(1,130)	$(588)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	58	60	68	185	211
Acquisition and integration charges related to the Schwab transaction	23	20	24	93	81
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	678	–	–	678	–

Less: impact of income taxes	182	8	9	207	26

Net income (loss) – adjusted 1	$(175)	$(79)	$(122)	$(381)	$(322)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(196)	$(161)	$(169)	$(525)	$(537)

Other	21	82	47	144	215

Net income (loss) – adjusted 1	$(175)	$(79)	$(122)	$(381)	$(322)

Selected volumes

Average number of full-time equivalent staff	20,950	19,180	17,657	19,385	17,704

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q3 2022 vs. Q3 2021
Corporate segment’s reported net loss for the quarter was $752 million, compared with a reported net loss of $205 million in the third quarter last year. The year-over-year increase primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition, higher net corporate expenses and a lower contribution from other items. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities. Net corporate expenses increased $27 million compared to the same quarter last year. The adjusted net loss for the quarter was $175 million, compared with an adjusted net loss of $122 million in the third quarter last year.
Quarterly comparison – Q3 2022 vs. Q2 2022
Corporate segment’s reported net loss for the quarter was $752 million, compared with a reported net loss of $151 million in the prior quarter. The quarter-over-quarter increase primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition, a lower contribution from other items, and higher net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities. Net corporate expenses increased $35 million compared to the prior quarter. The adjusted net loss for the quarter was $175 million, compared with an adjusted net loss of $79 million in the prior quarter.
Year-to-date
comparison – Q3 2022 vs. Q3 2021
Corporate segment’s reported net loss for the nine months ended July 31, 2022 was $1,130 million, compared with a reported net loss of $588 million in the same period last year. The $542 million increase primarily reflects the net loss from mitigation of interest rate volatility to closing capital on First Horizon acquisition and a lower contribution from other items, partially offset by lower net corporate expenses. Other items decreased $71 million, largely reflecting lower revenue from treasury and balance sheet management activities. Net corporate expenses decreased $12 million compared to the same period last year. Adjusted net loss for the nine months ended July 31, 2022 was $381 million, compared with an adjusted net loss of $322 million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 19

QUARTERLY RESULTS
The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
			2022				2021	2020
	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$7,044	$6,377	$6,302	$6,262	$6,004	$5,835	$6,030	$6,027

Non-interest income	3,881	4,886	4,979	4,679	4,708	4,393	4,782	5,817
Total revenue	10,925	11,263	11,281	10,941	10,712	10,228	10,812	11,844
Provision for (recovery of) credit losses	351	27	72	(123)	(37)	(377)	313	917
Insurance claims and related expenses	829	592	756	650	836	441	780	630
Non-interest expenses	6,096	6,033	5,967	5,947	5,616	5,729	5,784	5,709
Provision for (recovery of) income taxes	703	1,002	984	910	922	962	827	(202)
Share of net income from investment in Schwab and TD Ameritrade	268	202	231	224	170	222	169	353
Net income – reported	3,214	3,811	3,733	3,781	3,545	3,695	3,277	5,143
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	58	60	67	74	68	69	74	61
Acquisition and integration charges related to the Schwab transaction	23	20	50	22	24	19	38	–
Acquisition and integration-related charges for the First Horizon acquisition	29	–	–	–	–	–	–	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	678	–	–	–	–	–	–	–
Litigation settlement recovery	–	(224)	–	–	–	–	–	–
Net gain on sale of the investment in TD Ameritrade 2	–	–	–	–	–	–	–	(1,421)
Charges associated with the acquisition of Greystone 3	–	–	–	–	–	–	–	25
Total pre-tax adjustments for items of note	788	(144)	117	96	92	88	112	(1,335)

Less: Impact of income taxes 1	189	(47)	17	11	9	8	9	838
Net income – adjusted	3,813	3,714	3,833	3,866	3,628	3,775	3,380	2,970
Preferred dividends and distributions on other equity instruments	43	66	43	63	56	65	65	64
Net income available to common shareholders – adjusted	$3,770	$3,648	$3,790	$3,803	$3,572	$3,710	$3,315	$2,906

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.76	$2.08	$2.03	$2.04	$1.92	$2.00	$1.77	$2.80
Adjusted	2.09	2.02	2.08	2.09	1.96	2.04	1.83	1.60
Diluted earnings per share
Reported	1.75	2.07	2.02	2.04	1.92	1.99	1.77	2.80
Adjusted	2.09	2.02	2.08	2.09	1.96	2.04	1.83	1.60
Return on common equity – reported	13.5%	16.4%	15.3%	15.7%	15.3%	16.7%	14.3%	23.3%
Return on common equity – adjusted	16.1	15.9	15.7	16.1	15.6	17.1	14.7	13.3

(billions of Canadian dollars, except as noted)
Average total assets	$1,811	$1,778	$1,769	$1,750	$1,699	$1,726	$1,746	$1,718
Average interest-earning assets 4	1,609	1,595	1,593	1,574	1,527	1,536	1,563	1,531
Net interest margin – reported	1.74%	1.64%	1.57%	1.58%	1.56%	1.56%	1.53%	1.57%
Net interest margin – adjusted 4	1.73	1.64	1.57	1.58	1.56	1.56	1.53	1.57

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Adjusted
non-interest
income excludes the Bank’s net gain on sale of its investment in TD Ameritrade as a result of the Schwab transaction primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

3	Adjusted non-interest expenses exclude charges associated with the acquisition of Greystone Capital Management Inc. (“Greystone”), reported in the Canadian Retail segment.
4
Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 20

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	July 31, 2022	October 31, 2021
Assets
Cash and Interest-bearing deposits with banks	$136,999	$165,893
Trading loans, securities, and other	148,133	147,590
Non-trading financial assets at fair value through profit or loss	11,426	9,390
Derivatives	75,883	54,427
Financial assets designated at fair value through profit or loss	4,755	4,564
Financial assets at fair value through other comprehensive income	71,240	79,066
Debt securities at amortized cost, net of allowance for credit losses	330,086	268,939
Securities purchased under reverse repurchase agreements	161,275	167,284
Loans, net of allowance for loan losses	790,845	722,622
Investment in Schwab	9,504	11,112

Other	100,665	97,785

Total assets	$1,840,811	$1,728,672
Liabilities
Trading deposits	$18,604	$22,891
Derivatives	72,960	57,122
Financial liabilities designated at fair value through profit or loss	139,805	113,988
Deposits	1,201,736	1,125,125
Obligations related to securities sold under repurchase agreements	126,946	144,097
Subordinated notes and debentures	11,266	11,230

Other	166,902	154,401

Total liabilities	1,738,219	1,628,854

Total equity	102,592	99,818
Total liabilities and equity	$1,840,811	$1,728,672
Total assets
were $1,841 billion as at July 31, 2022, an increase of $112 billion, or 6%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total assets by $28 billion, or approximately 2%.
The increase in total assets reflects loans, net of allowances for loan losses of $68 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $61 billion, derivatives of $22 billion, other assets of $3 billion, non-trading
financial assets at fair value through profit or loss (FVTPL) of $2 billion, and trading loans, securities, and other of $1 billion. The increase was partially offset by a decrease in cash and interest-bearing deposits with banks of $29 billion, financial assets at fair value through other comprehensive income (FVOCI) of $8 billion, securities purchased under reverse repurchase agreements of $6 billion and investment in Schwab of $2 billion.
Cash and interest-bearing deposits with banks
decreased $29 billion primarily reflecting cash management activities.
Trading loans, securities, and other
increased $1 billion primarily reflecting the impact of foreign exchange translation, partially offset with a decrease in government-related securities.
Non-trading
financial assets at fair value through profit or loss
increased $2 billion reflecting new investments.
Derivative
assets
increased $22 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial assets at fair value through other comprehensive income decreased $8 billion primarily reflecting maturities and sales, partially offset by new investments.
Debt securities at amortized cost, net of allowance for credit losses increased $61 billion reflecting new investments and the impact of foreign exchange translation, partially offset by maturities.
Securities purchased under reverse repurchase agreements
decreased $6 billion
primarily
reflecting a decrease in volume, partially offset by the impact of foreign exchange translation.
Loans, net of allowance for loan losses
increased $68 billion reflecting volume growth in business and government loans, real estate secured lending, and the impact of foreign exchange translation.
Investment in Schwab
decreased $2 billion primarily reflecting the impact of the Bank’s share of Schwab’s other comprehensive loss.
Other
assets increased $3 billion primarily reflecting an increase in current income tax receivable, accounts receivable and other and the impact of foreign exchange translation, partially offset by a decrease in amounts receivable from brokers, dealers and clients reflecting lower volumes of pending trades.
Total liabilities
were $1,738 billion as at July 31, 2022, an increase of $109 billion, or 7%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total liabilities by $29 billion, or approximately 2%.
The increase in total liabilities reflects deposits of $77 billion, financial liabilities designated at FVTPL of $26 billion, derivatives of $15 billion, and other liabilities of $12 billion. The increase was partially offset by a decrease in obligations related to securities sold under repurchase agreements of $17 billion and trading deposits of $4 billion.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 21

Trading deposits
decreased $4 billion primarily reflecting maturities.
Derivative
liabilities
increased $15 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial liabilities designated at fair value through profit or loss increased $26 billion primarily reflecting new issuances and the impact of foreign exchange translation, partially offset by maturities.
Deposits
increased $77 billion reflecting volume growth in business and government deposits, personal deposits, and the impact of foreign exchange translation.
Obligations related to securities sold under repurchase agreements decreased $17 billion reflecting a decrease in volume, partially offset by the impact of foreign exchange translation.
Other
liabilities increased $12 billion primarily reflecting an increase in obligations related to securities sold short.
Equity
was $103 billion as at July 31, 2022, an increase of $3 billion from October 31, 2021. The increase in retained earnings and preferred shares and other equity instruments was offset by a decrease in accumulated other comprehensive income. The decrease in accumulated other comprehensive income is primarily driven by losses in cash flow hedges and from the Bank’s share of the other comprehensive loss from investment in Schwab, partially offset by the impact of foreign exchange translation.

CREDIT PORTFOLIO QUALITY
Quarterly comparison – Q3 2022 vs. Q3 2021
Gross impaired loans excluding acquired credit-impaired (ACI) loans were $2,332 million as at July 31, 2022, a decrease of $319 million, or 12%, compared with the third quarter last year. Canadian Retail gross impaired loans decreased $190 million, or 18%, compared with the third quarter last year, reflecting improved credit conditions and largely recorded in the real estate secured lending and commercial lending portfolios. U.S. Retail gross impaired loans decreased $68 million, or 4%, compared with the third quarter last year, reflecting improved credit conditions and largely recorded in the commercial lending portfolios. Wholesale gross impaired loans decreased $61 million or 90%, compared with the third quarter last year, as there were no gross impaired loan formations in the Wholesale segment over the past year. Net impaired loans were $1,632 million as at July 31, 2022, a decrease of $306 million, or 16%, compared with the third quarter last year.
The allowance for credit losses of $6,921 million as at July 31, 2022 was comprised of Stage 3 allowance for impaired loans of $707 million, Stage 2 allowance of $3,340 million and Stage 1 allowance of $2,868 million, and the allowance for debt securities of $6 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
The Stage 3 allowance for loan losses decreased $21 million, or 3%, reflecting resolutions in the Wholesale Banking segment. The Stage 1 and Stage 2 allowance for loan losses decreased $774 million, or 11%, reflecting releases in all segments, largely related to improved credit conditions. The allowance change included a decrease of $125 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.
The allowance for debt securities was $6 million, consistent with the third quarter last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to establish the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. There remains considerable uncertainty regarding the economic trajectory, and the allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements for additional details.
The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $395 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $4 million, respectively.
Quarterly comparison – Q3 2022 vs. Q2 2022
Gross impaired loans excluding ACI loans decreased $65 million, or 3%, compared with the prior quarter, reflecting resolutions outpacing formations in the Canadian and U.S. Retail segments. Impaired loans net of allowance decreased $63 million, or 4%, compared with the prior quarter.
The allowance for credit losses of $6,921 million as at July 31, 2022 was comprised of Stage 3 allowance for impaired loans of $707 million, Stage 2 allowance of $3,340 million and Stage 1 allowance of $2,868 million, and the allowance for debt securities of $6 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments. The Stage 3 allowance for loan losses was $707 million, consistent with the prior quarter. The Stage 1 and Stage 2 allowance for loan losses increased $5 million, compared with the prior quarter, reflecting deterioration in the Bank’s macroeconomic forecasts, largely offset by the release of overlays previously set aside for economic uncertainty.
The allowance for debt securities decreased by $1 million, compared to the prior quarter.
For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 22

TABLE 17:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2

(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Personal, Business, and Government Loans 3
Impaired loans as at beginning of period	$2,397	$2,560	$2,803	$2,411	$3,157
Classified as impaired during the period	1,006	937	830	3,130	3,043
Transferred to performing during the period	(272)	(252)	(229)	(783)	(732)
Net repayments	(300)	(382)	(309)	(1,055)	(963)
Disposals of loans	–	(1)	(15)	(1)	(18)
Amounts written off	(498)	(462)	(454)	(1,407)	(1,714)

Exchange and other movements	(1)	(3)	25	37	(122)
Impaired loans as at end of period	$2,332	$2,397	$2,651	$2,332	$2,651

1	Includes customers’ liability under acceptances.
2	Includes loans that are measured at FVOCI.
3	Excludes ACI loans.

TABLE 18:  ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	July 31 2022	April 30 2022	July 31 2021
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,450	$2,346	$2,311
Stage 2 allowance for loan losses	2,886	3,025	3,782

Stage 3 allowance for loan losses	704	705	718
Total allowance for loan losses for on-balance sheet loans 1	6,040	6,076	6,811

Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	418	399	374
Stage 2 allowance for loan losses	454	433	515

Stage 3 allowance for loan losses	3	2	10

Total allowance for off-balance sheet instruments	875	834	899
Allowance for loan losses	6,915	6,910	7,710

Allowance for debt securities	6	7	6
Allowance for credit losses	$6,921	$6,917	$7,716
Impaired loans, net of allowance 2	$1,632	$1,695	$1,938
Net impaired loans as a percentage of net loans 2	0.20%	0.22%	0.26%
Total allowance for loan losses as a percentage of gross loans and acceptances	0.85	0.87	1.03

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	0.17	0.01	(0.02)

1	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31, 2022 (April 30, 2022 – nil, July 31, 2021 – nil).
2	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					July 31, 2022
Total	$245,619	$79,994	$325,613	$31,836	$357,449

					October 31, 2021
Total	$231,675	$71,016	$302,691	$30,917	$333,608

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 23

TABLE 20:  REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									July 31, 2022
Canada
Atlantic provinces	$2,790	1.1%	$4,093	1.7%	$238	0.2%	$1,632	1.5%	$3,028	0.8%	$5,725	1.6%
British Columbia 4	9,042	3.7	41,252	16.8	1,311	1.2	20,097	18.0	10,353	2.9	61,349	17.2
Ontario 4	23,619	9.6	105,482	42.9	4,766	4.2	59,222	52.9	28,385	7.9	164,704	46.2
Prairies 4	19,665	8.0	18,347	7.5	2,198	2.0	11,718	10.5	21,863	6.1	30,065	8.4

Québec	7,875	3.2	13,454	5.5	762	0.7	9,886	8.8	8,637	2.4	23,340	6.5

Total Canada	62,991	25.6%	182,628	74.4%	9,275	8.3%	102,555	91.7%	72,266	20.1%	285,183	79.9%
United States	978		42,000		–		8,923		978		50,923
Total	$63,969		$224,628		$9,275		$111,478		$73,244		$336,106

									October 31, 2021
Canada
Atlantic provinces	$3,007	1.3%	$3,575	1.5%	$265	0.3%	$1,451	1.4%	$3,272	1.0%	$5,026	1.5%
British Columbia 4	9,522	4.1	37,169	16.0	1,446	1.4	17,738	17.4	10,968	3.3	54,907	16.5
Ontario 4	25,603	11.1	94,913	41.1	5,173	5.1	52,977	52.0	30,776	9.1	147,890	44.3
Prairies 4	20,590	8.9	17,244	7.4	2,425	2.4	11,314	11.1	23,015	6.9	28,558	8.6

Québec	8,138	3.5	11,914	5.1	841	0.8	8,303	8.1	8,979	2.7	20,217	6.1

Total Canada	66,860	28.9%	164,815	71.1%	10,150	10.0%	91,783	90.0%	77,010	23.0%	256,598	77.0%

United States	868		35,797		–		8,736		868		44,533
Total	$67,728		$200,612		$10,150		$100,519		$77,878		$301,131

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							July 31, 2022
Canada	0.8%	2.8%	5.6%	15.6%	40.0%	34.2%	1.0%	–%	100.0%

United States	8.9	2.2	4.3	5.9	14.0	63.1	1.0	0.6	100.0
Total	2.0%	2.7%	5.4%	14.2%	36.0%	38.6%	1.0%	0.1%	100.0%

							October 31, 2021
Canada	0.9%	3.1%	6.6%	19.0%	41.9%	28.2%	0.3%	–%	100.0%

United States	8.4	3.2	4.6	5.6	17.7	58.3	2.0	0.2	100.0
Total	1.9%	3.2%	6.3%	17.2%	38.4%	32.4%	0.6%	–%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 22:  UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
		July 31, 2022			October 31, 2021
Canada
Atlantic provinces	70%	69%	69%	73%	70%	72%
British Columbia 6	66	63	65	68	64	66
Ontario 6	66	63	64	67	64	66
Prairies 6	74	71	73	74	70	72

Québec	71	71	71	72	72	72

Total Canada	67	65	66	68	66	67

United States	73	64	71	68	63	68
Total	68%	65%	66%	68%	65%	67%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 24

Sovereign Risk
The table below includes the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 23:  Total Net Exposure by Region and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure	4
											July 31, 2022

Region
Europe	$5,511	$–	$3,908	$9,419	$3,231	$2,579	$6,729	$12,539	$741	$25,876	$1,089	$27,706	$49,664
United Kingdom	8,903	8,667	1,510	19,080	1,810	837	12,852	15,499	455	502	210	1,167	35,746
Asia	51	14	2,444	2,509	354	928	2,922	4,204	142	11,439	917	12,498	19,211

Other 5	564	23	912	1,499	245	482	1,933	2,660	239	505	2,761	3,505	7,664
Total	$15,029	$8,704	$8,774	$32,507	$5,640	$4,826	$24,436	$34,902	$1,577	$38,322	$4,977	$44,876	$112,285

											October 31, 2021

Region
Europe	$7,248	$–	$3,216	$10,464	$2,523	$2,246	$6,113	$10,882	$809	$23,398	$2,033	$26,240	$47,586
United Kingdom	8,851	12,071	1,192	22,114	1,790	1,304	11,022	14,116	1,639	382	539	2,560	38,790
Asia	12	30	1,967	2,009	552	703	2,700	3,955	163	9,224	770	10,157	16,121

Other 5	337	10	529	876	135	564	1,629	2,328	321	2,443	1,947	4,711	7,915
Total	$16,448	$12,111	$6,904	$35,463	$5,000	$4,817	$21,464	$31,281	$2,932	$35,447	$5,289	$43,668	$110,412

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $36.4 billion (October 31, 2021 – $32.5 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2021 Annual Report.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2021 Annual Report, are noted below.
On June 17, 2021, OSFI announced that the Domestic Stability Buffer (DSB) would increase to 2.50% of total RWA, effective October 31, 2021, and this was reaffirmed on December 10, 2021 and on June 22, 2022.
The Bank maintained its Global Systemically Important Bank
(G-SIB)
status when the Financial Stability Board published the 2021 list of
G-SIBs
on November 23, 2021. As a result of the designation, the Bank continues to be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1%. As the Domestic Systemically Important Bank
(D-SIB)
surcharge is currently equivalent to the 1%
G-SIB
requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank was required to meet a supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and a TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The table below summarizes OSFI’s current regulatory minimum capital and TLAC ratios for the Bank.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory target 2	DSB 3	Pillar 1 & 2 regulatory target
CET1	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1	6.0	2.5	1.0	9.5	2.5	12.0
Total Capital	8.0	2.5	1.0	11.5	2.5	14.0

TLAC	18.0	2.5	1.0	21.5	2.5	24.0

1
The higher of the
D-SIB
and
G-SIB
surcharge applies. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.

2	The Bank’s countercyclical buffer requirement is 0% as of July 31, 2022.
3	The DSB increased to 2.5%, from 1.0%, of total RWA effective October 31, 2021.
The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%. As noted above, the Bank is required to meet a supervisory TLAC leverage ratio target of 6.75%.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 25

Effective January 1, 2013, all newly issued
non-common
Tier 1 and Tier 2 Capital instruments must include
non-viability
contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common
capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event. A trigger event is defined as an event where OSFI determines that the Bank is, or is about to become, non-viable
and that after conversion of all
non-common
capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.
Non-common
Tier 1 and Tier 2 capital instruments issued prior to January 1, 2013, which did not include NVCC provisions were non-qualifying
capital instruments and subject to a
phase-out
period which began in 2013 and ended on November 1, 2021.
In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. These measures, and subsequent guidance issued by OSFI, are described in the “OSFI’s Capital Requirements under Basel III” section of Bank’s 2021 Annual Report.
The ‘Total exposures as defined for use in the Basel III leverage ratio’
G-SIB
indicator for October 31, 2021 previously disclosed in the first quarter of 2022 has been subsequently revised. The
G-SIB
indicators including the revision are presented in the table below.

TABLE
24:  G-SIB
INDICATORS
1,2

(millions of Canadian dollars)			As at
		October 31, 2021	October 31, 2020

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$830,437	$796,964

	Cross-jurisdictional liabilities	827,905	769,164

Size (20%)	Total exposures as defined for use in the Basel III leverage ratio 3	1,888,902	1,862,214
Interconnectedness (20%)	Intra-financial system assets 3	75,393	80,640
	Intra-financial system liabilities 3	47,057	36,405

	Securities outstanding 3	375,375	316,871
Substitutability/financial institution	Assets under custody	575,767	453,178
infrastructure (20%)	Payments activity	33,753,368	31,433,859
	Underwritten transactions in debt and equity markets	182,538	205,509
	Trading Volume (includes the two sub indicators) 4
	– Trading volume fixed income sub indicator	6,610,891	n/a

	– Trading volume equities and other securities sub indicator	3,069,636	n/a
Complexity (20%)	Notional amount of OTC derivatives	16,918,562	15,385,351
	Trading and other securities 3,5	60,710	87,968

	Level 3 assets 3	2,522	2,573

1
The
G-SIB
indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on
G-SIBs
– Public Disclosure Requirements. Given the Bank was designated as a
G-SIB
by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s Regulatory Capital Disclosures at
www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2021
G-SIB
indicators. In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the
G-SIB
indicators listed in the table above, the Bank will publish such revised
G-SIB
indicators on its website.

2	The Intra-financial system asset indicator for October 31, 2020 has been revised.
3	Insurance subsidiaries are included in the G-SIB indicator as of 2021.
4	Trading Volume is a new indicator as of 2021, and as such there is no comparative value shown for 2020.
5	Includes trading securities, securities designated at FVTPL, and securities at FVOCI.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 26

The following table provides details of TD’s regulatory capital position.

TABLE 25:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	July 31 2022	October 31 2021	July 31 2021
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$23,807	$23,086	$22,879
Retained earnings	69,090	63,944	61,167

Accumulated other comprehensive income	2,359	7,097	9,164
Common Equity Tier 1 Capital before regulatory adjustments	95,256	94,127	93,210

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(16,585)	(16,099)	(16,211)
Intangibles (net of related tax liability)	(1,976)	(2,006)	(2,022)
Deferred tax assets excluding those arising from temporary differences	(102)	(100)	(122)
Cash flow hedge reserve	1,974	(1,691)	(3,052)
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(348)	(124)	(90)
Defined benefit pension fund net assets (net of related tax liability)	(1,504)	(470)	(246)
Investment in own shares	–	(36)	(2)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(3,079)	(4,486)	(5,163)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	339	822	960

Total regulatory adjustments to Common Equity Tier 1 Capital	(21,281)	(24,190)	(25,948)
Common Equity Tier 1 Capital	73,975	69,937	67,262

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	7,336	5,691	6,697
Directly issued capital instruments subject to phase out from Additional Tier 1 2	n/a	450	440

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–	–
Additional Tier 1 Capital instruments before regulatory adjustments	7,336	6,141	7,137
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(227)	(12)	(10)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(577)	(362)	(360)

Additional Tier 1 Capital	6,759	5,779	6,777
Tier 1 Capital	80,734	75,716	74,039
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,067	11,030	11,103
Directly issued capital instruments subject to phase out from Tier 2 2	n/a	120	120

Collective allowances	1,965	1,665	1,569
Tier 2 Capital before regulatory adjustments	13,032	12,815	12,792

Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	(8)	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 3	(272)	(308)	(369)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(152)	(68)	(101)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(584)	(544)	(630)

Tier 2 Capital	12,448	12,271	12,162
Total Capital	$93,182	$87,987	$86,201

Risk-weighted assets	$495,706	$460,270	$465,453
Capital Ratios and Multiples 4
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	14.9%	15.2%	14.5%
Tier 1 Capital (as percentage of risk-weighted assets)	16.3	16.5	15.9
Total Capital (as percentage of risk-weighted assets)	18.8	19.1	18.5

Leverage ratio 5	4.3	4.8	4.8

1	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2021 Annual Report.
2	Effective January 1, 2022, no longer applicable.
3
Includes other TLAC-eligible instruments issued by
G-SIBs
and Canadian
D-SIBs
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

4	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 14.9%, 16.2%, 18.8%, and 4.3%, respectively.
5	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
As at July 31, 2022, the Bank’s CET1, Tier 1, Total Capital, and risk-based TLAC ratios were 14.9%, 16.3%, 18.8% and 32.0%, respectively. The Bank’s CET1 Capital ratio was lower compared to October 31, 2021 due to RWA growth in the Wholesale Banking and Canadian Retail segments, common shares repurchased, unrealized losses on FVOCI securities, mark-to-market losses on swaps de-designated from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition, and the reduction in the scaling factor related to OSFI’s transition arrangements for ECL

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 27

provisioning from 50% in fiscal 2021 to 25% in fiscal 2022. The decrease was partially offset by organic capital growth, the issuance of common shares pursuant to the Bank’s dividend reinvestment plan, and a decrease in the threshold deduction for non-significant
investment in financial entities.
As at July 31, 2022, the Bank’s Leverage and TLAC Leverage ratios were 4.3% and 8.5%, respectively. The decrease in the Bank’s Leverage ratio from 4.8% as at October 31, 2021 primarily reflects the expiration of the exclusion of sovereign-issued securities from the leverage ratio measure on December 31, 2021, and organic leverage growth, partially offset by organic capital growth.
Future Regulatory Capital Developments
Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2021 Annual Report, are noted below.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The Leverage Requirements Guideline revisions include a requirement for
D-SIBs
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%. The revised rules are effective in the second quarter of 2023, with the exception of those related to market risk and credit valuation adjustment risk which are effective in 2024.
On June 28, 2022, OSFI released an Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under
Guideline B-20),
which will result in mortgage loans which do not meet OSFI Guideline
B-20
expectations to be treated as investor mortgages under Basel III reforms and attract higher risk weights.

TABLE 26:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	July 31, 2022		October 31, 2021
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,814.3	$23,744	1,823.9	$23,066

Treasury – common shares	(1.2)	(104)	(1.9)	(152)
Total common shares	1,813.1	$23,640	1,822.0	$22,914
Stock options
Vested	4.8		4.4
Non-vested	8.4		7.8
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27 2	0.8	850	–	–

Series 28 3	0.8	800	–	–

	159.6	$5,600	158.0	$3,950
Other equity instruments

Limited Recourse Capital Notes Series 1 4	1.8	1,750	1.8	1,750

	161.4	$7,350	159.8	$5,700
Treasury – preferred shares and other equity instruments	(0.2)	(16)	(0.1)	(10)
Total preferred shares and other equity instruments	161.2	$7,334	159.7	$5,690
Debt issued by TD Capital Trust IV:
(thousands of units)
TD Capital Trust IV Notes – Series 2 5	–	–	450.0	450

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2021 Annual Consolidated Financial Statements.
2
Non-Cumulative
5-Year
Fixed Rate Reset Preferred Shares NVCC, Series 27 (the “Series 27 Shares”) were issued by the Bank on April 4, 2022, at a price of $1,000 per share, with semi-annual non-cumulative
cash dividends on these shares, if declared, payable at a per annum rate of 5.75% for the initial period ending October 31, 2027. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.317%. The Series 27 Shares are redeemable by the Bank, subject to regulatory approval, at $1,000 per share during the period from October 1, 2027 to and including October 31, 2027, and during the period from October 1 to and including October 31 every 5th year thereafter.

3
Non-Cumulative
5-Year
Fixed Rate Reset Preferred Shares NVCC, Series 28 (the “Series 28 Shares”) were issued by the Bank on July 25, 2022, at a price of $1,000 per share, with semi-annual non-cumulative
cash dividends on these shares, if declared, payable at a per annum rate of 7.232% for the initial period ending October 31, 2027. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 4.20%. The Series 28 Shares are redeemable by the Bank, subject to regulatory approval, at $1,000 per share during the period from October 1, 2027 to and including October 31, 2027, and during the period from October 1 to and including October 31 every 5th year thereafter.

4	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
5	On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 2.
DIVIDENDS
On August 24, 2022, the Board approved a dividend in an amount of eighty nine cents (89 cents) per fully paid common share in the capital stock of the Bank for the quarter ending October 31, 2022, payable on and after October 31, 2022, to shareholders of record at the close of business on October 7, 2022.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 28

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. The Bank had determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price of such common shares.
During the three months ended July 31, 2022, the Bank issued 7.5 million common shares from treasury with a 2% discount. During the nine months ended July 31, 2022, the Bank issued 2.5 million common shares from treasury with no discount and 7.5 million common shares with a 2% discount. During the three and nine months ended July 31, 2021, the Bank issued 1.2 million and 3.9 million common shares, respectively, from treasury with no discount.
NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
Concurrent with the announcement of the Bank’s acquisition of First Horizon on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms.
During the six months ended April 30, 2022, the Bank repurchased 21 million common shares under the NCIB, at an average price of $104.50 per share, for a total amount of $2.2 billion, which represents a $1.9 billion premium over the share capital amount. No common shares were repurchased during the three months ended July 31, 2022.
NVCC PROVISION
All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur and excluding the Preferred Shares Series 26 issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include NVCC provisions. For LRCNs, if a NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the Preferred Shares Series 26, would be 350 million.
For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.

RISK FACTORS AND MANAGEMENT
RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
In addition to the risks described in the “Risk Factors and Management” section of the Bank’s 2021 MD&A, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from its plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed in the “Risk Factors and Management” section of the 2021 MD&A and in this “Risk Factors and Management” section of this document, and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document. For a discussion of risk factors that could adversely affect the Bank’s financial results and condition, refer to the “Risk Factors and Management” section of the 2021 MD&A.
The following risk factor supplements the “Impact of pandemics, including the
COVID-19
pandemic” risk factor described in the “Risk Factors and Management” section of the 2021 MD&A.
Impact of pandemics, including the
COVID-19
pandemic
The
COVID-19
pandemic, including the emergence of additional variants that are potentially more contagious and/or more vaccine-resistant than current or past
COVID-19
variants, has resulted in, and may continue to result in, increased levels of workforce absenteeism and disruption for the Bank and for its suppliers and other third parties upon which the Bank relies, which may increase operational and compliance risks for the Bank. Increased absenteeism and disruption may also increase the Bank’s exposure to the other risks described in the “Risk Factors and Management” section of the 2021 MD&A, including those set out in the “Impact of pandemics, including the
COVID-19
pandemic” risk factor.
The following risk factor amends the ‘Ability to Attract, Develop, and Retain key Talent’ risk factor described in the “Risk Factors and Management” section of the 2021 MD&A.
Ability to Attract, Develop, and Retain Key Talent
The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain key talent. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. This competition has intensified and is expected to continue to intensify as a result of the impact of
COVID-19,
including as a result of remote work opportunities and relaxing geographic boundaries. This could result in increased attrition across organizations particularly in areas where core professional and specialized skills are required. Annually, the Bank undertakes a talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, the Bank may not be able to do so. The Bank continues to rely on the Bank’s annual talent review program as well as the Bank’s regular, effective management practices to proactively assess and address retention and recruitment risk and emphasize ongoing communication with talent to ensure appropriate responses on a case-by-case
basis.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 29

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.
The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2021 Annual Report. Additional information on risk factors can be found in this document and the 2021 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2021 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2022.
CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation (CRM) and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches
1

(millions of Canadian dollars)						As at
	July 31, 2022			October 31, 2021
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,751	$468,178	$472,929	$4,323	$433,144	$437,467
Qualifying revolving retail	–	163,485	163,485	–	151,006	151,006

Other retail	3,184	90,030	93,214	3,368	88,894	92,262

Total retail	7,935	721,693	729,628	7,691	673,044	680,735
Non-retail
Corporate	2,554	650,762	653,316	6,066	625,640	631,706
Sovereign	1	487,282	487,283	1	470,671	470,672

Bank	599	151,683	152,282	519	136,004	136,523

Total non-retail	3,154	1,289,727	1,292,881	6,586	1,232,315	1,238,901
Gross credit risk exposures	$11,089	$2,011,420	$2,022,509	$14,277	$1,905,359	$1,919,636

1	Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 30

MARKET RISK
Market risk capital is calculated using internal models and comprises three components:
(1) Value-at-Risk
(VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)	As at
	July 31, 2022				October 31, 2021
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$131,325	$335	$130,990	$–	$159,962	$423	$159,539	$–	Interest rate
Trading loans, securities, and other	148,133	141,919	6,214	–	147,590	138,701	8,889	–	Interest rate
Non-trading financial assets at fair value through profit or loss	11,426	–	11,426	–	9,390	–	9,390	–	Equity, foreign exchange, interest rate
Derivatives	75,883	73,108	2,775	–	54,427	52,352	2,075	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,755	–	4,755	–	4,564	–	4,564	–	Interest rate
Financial assets at fair value through other comprehensive income	71,240	–	71,240	–	79,066	–	79,066	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	330,086	–	330,086	–	268,939	–	268,939	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	161,275	8,448	152,827	–	167,284	7,992	159,292	–	Interest rate
Loans, net of allowance for loan losses	790,845	–	790,845	–	722,622	–	722,622	–	Interest rate
Customers’ liability under acceptances	20,136	–	20,136	–	18,448	–	18,448	–	Interest rate
Investment in Schwab	9,504	–	9,504	–	11,112	–	11,112	–	Equity
Other assets 1	3,991	–	3,991	–	2,677	–	2,677	–	Interest rate

Assets not exposed to market risk	82,212	–	–	82,212	82,591	–	–	82,591
Total Assets	1,840,811	223,810	1,534,789	82,212	1,728,672	199,468	1,446,613	82,591
Liabilities subject to market risk
Trading deposits	18,604	17,617	987	–	22,891	22,731	160	–	Equity, interest rate
Derivatives	72,960	66,782	6,178	–	57,122	51,817	5,305	–	Equity, foreign exchange, interest rate

Securitization liabilities at fair value	12,671	12,671	–	–	13,505	13,505	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	139,805	4	139,801	–	113,988	7	113,981	–	Interest rate
Deposits	1,201,736	–	1,201,736	–	1,125,125	–	1,125,125	–	Interest rate, foreign exchange
Acceptances	20,136	–	20,136	–	18,448	–	18,448	–	Interest rate
Obligations related to securities sold short	50,068	48,029	2,039	–	42,384	41,242	1,142	–	Interest rate
Obligations related to securities sold under repurchase agreements	126,946	6,949	119,997	–	144,097	5,126	138,971	–	Interest rate
Securitization liabilities at amortized cost	15,228	–	15,228	–	15,262	–	15,262	–	Interest rate
Subordinated notes and debentures	11,266	–	11,266	–	11,230	–	11,230	–	Interest rate
Other liabilities 1	19,765	–	19,765	–	16,144	–	16,144	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	151,626	–	–	151,626	148,476	–	–	148,476
Total Liabilities and Equity	$1,840,811	$152,052	$1,537,133	$151,626	$1,728,672	$134,428	$1,445,768	$148,476

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 31

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic
Debt
Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ended July 31, 2022, there were 11 days of trading losses and trading net revenue was positive for 83% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the third quarter of 2022, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. The appropriate historical one-year
period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 32

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics
.

TABLE 29:   PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the nine months ended
	July 31 2022					April 30 2022	July 31 2021	July 31 2022	July 31 2021
	As at	Average	High		Low	Average	Average	Average	Average

Interest rate risk	$29.9	$21.5	$35.2		$12.3	$22.5	$12.5	$20.5	$17.4
Credit spread risk	27.4	29.6	38.4		22.0	20.0	8.2	20.6	17.3
Equity risk	11.6	15.6	24.3		11.1	13.8	9.0	13.5	9.8
Foreign exchange risk	2.7	3.0	5.4		1.3	1.4	1.4	1.9	2.1
Commodity risk	6.9	6.0	8.8		4.1	4.5	3.5	5.1	4.9
Idiosyncratic debt specific risk	50.4	45.0	56.7		35.5	31.1	24.4	32.9	28.8
Diversification effect 1	(69.0)	(67.4)	n/m	2	n/m	(54.9)	(30.2)	(54.4)	(48.0)
Total Value-at-Risk (one-day)	59.9	53.3	64.2		45.0	38.4	28.8	40.1	32.3
Stressed Value-at-Risk (one-day)	79.6	82.7	90.1		72.7	81.1	38.4	77.7	35.6
Incremental Risk Capital Charge (one-year)	$222.9	$240.3	$310.9		$190.9	$289.3	$339.3	$285.3	$353.0
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR increased both quarter-over-quarter and year-over-year due to widening of credit spreads, market volatility and changes in bond positions. Average Stressed VaR increased compared to same quarter last year due to widening of credit spreads as well as changes in bond positions.
Average IRC decreased both compared to last quarter and same quarter last year due to changes in bond positions across certain sectors.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Structural
(Non-Trading)
Interest Rate Risk
The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading
interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.
T
ABLE 30:  STRUC
T
URAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	July 31, 2022						April 30, 2022		October 31, 2021
	EVE Sensitivity			NII Sensitivity 1,2			EVE Sensitivity	NII Sensitivity 1,2	EVE Sensitivity	NII Sensitivity 1
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of

100 bps increase in rates	$(116)	$(1,213)	$(1,329)	$702	$589	$1,291	$(1,293)	$1,545	$(1,368)	$1,857
100 bps decrease in rates	(8)	1,148	1,140	(765)	(666)	(1,431)	1,149	(1,574)	338	(1,101)
1	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
2
Results are presented inclusive of the interest rate swaps de-designated from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition. Including these has no impact to the quarter-over-quarter results as these were existing hedges which economically hedge the Bank’s non-trading market risk and as such continue to be included in these measures.

As at July 31, 2022, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,329 million, an increase of $36 million from last quarter, and a positive impact to the Bank’s NII of $1,291 million, a decrease of $254 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $1,140 million, a decrease o
f $
9
 million from last quarter, and a negative impact to the Bank’s NII of $
1,431
 million, a

de
crease of $
143

million from last quarter. The quarter-over-quarter increase in up shock EVE is primarily due to a small increase in rate sensitivity in the Canadian region. The quarter-over-quarter decrease in down shock NII Sensitivity is primarily due to rising deposit betas
and
changes in deposit composition, partially offset
by an
increase in the effective shock given the increased level of rates and the measurement using a -25 bps floor.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 33

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by OSFI’s Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TD Group US Holding LLC (TDGUS) as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2021 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2021 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 34

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
	July 31, 2022
Cash and central bank reserves	$45,458	$–	$45,458	5%	$583	$44,875
Canadian government obligations	23,907	78,952	102,859	12	64,016	38,843
National Housing Act Mortgage-Backed Securities (NHA MBS)	24,860	75	24,935	3	1,064	23,871
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,205	26,300	64,505	7	36,509	27,996
Corporate issuer obligations	8,867	4,832	13,699	2	3,297	10,402

Equities	13,418	3,802	17,220	2	10,936	6,284
Total Canadian dollar-denominated	154,715	113,961	268,676	31	116,405	152,271
Cash and central bank reserves	81,299	–	81,299	9	1,328	79,971
U.S. government obligations	89,546	51,432	140,978	16	44,356	96,622
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	87,636	6,029	93,665	11	18,629	75,036
Obligations of other sovereigns, public sector entities and multilateral development banks 3	64,313	61,939	126,252	15	56,991	69,261
Corporate issuer obligations	95,205	4,027	99,232	11	11,291	87,941

Equities	29,475	30,582	60,057	7	38,294	21,763
Total non-Canadian dollar-denominated	447,474	154,009	601,483	69	170,889	430,594
Total	$602,189	$267,970	$870,159	100%	$287,294	$582,865

	October 31, 2021
Cash and central bank reserves	$70,271	$–	$70,271	8%	$798	$69,473
Canadian government obligations	26,176	92,825	119,001	14	83,456	35,545
NHA MBS	23,615	2	23,617	3	1,104	22,513
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,213	24,808	55,021	6	37,142	17,879
Corporate issuer obligations	9,062	3,775	12,837	1	2,542	10,295

Equities	14,558	3,589	18,147	2	9,110	9,037
Total Canadian dollar-denominated	173,895	124,999	298,894	34	134,152	164,742
Cash and central bank reserves	84,956	–	84,956	10	120	84,836
U.S. government obligations	83,386	44,924	128,310	15	34,903	93,407
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,898	5,082	79,980	9	18,949	61,031
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,400	60,623	124,023	14	57,530	66,493
Corporate issuer obligations	79,108	3,143	82,251	9	10,268	71,983

Equities	41,961	33,280	75,241	9	38,077	37,164
Total non-Canadian dollar-denominated	427,709	147,052	574,761	66	159,847	414,914
Total	$601,604	$272,051	$873,655	100%	$293,999	$579,656
1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.
TABLE 3
2
:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	July 31 2022	October 31 2021
The Toronto-Dominion Bank (Parent)	$185,914	$204,543
Bank subsidiaries	354,808	360,569

Foreign branches	42,143	14,544
Total	$582,865	$579,656

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 35

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended July 31, 2022 and April 30, 2022, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
		July 31, 2022
Cash and central bank reserves	$46,204	$–	$46,204	5%	$621	$45,583
Canadian government obligations	21,824	84,470	106,294	12	69,593	36,701
NHA MBS	24,638	50	24,688	3	1,059	23,629
Obligations of provincial governments, public sector entities and multilateral development banks 3	37,494	25,411	62,905	7	31,834	31,071
Corporate issuer obligations	9,411	4,487	13,898	2	3,074	10,824

Equities	13,193	2,852	16,045	2	9,553	6,492
Total Canadian dollar-denominated	152,764	117,270	270,034	31	115,734	154,300
Cash and central bank reserves	75,664	–	75,664	9	1,500	74,164
U.S. government obligations	91,747	47,941	139,688	16	41,975	97,713
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	85,618	5,857	91,475	11	18,475	73,000
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,545	60,961	124,506	15	55,673	68,833
Corporate issuer obligations	93,890	3,847	97,737	11	11,147	86,590

Equities	30,798	32,396	63,194	7	39,815	23,379
Total non-Canadian dollar-denominated	441,262	151,002	592,264	69	168,585	423,679
Total	$594,026	$268,272	$862,298	100%	$284,319	$577,979

	April 30, 2022
Cash and central bank reserves	$58,086	$–	$58,086	6%	$563	$57,523
Canadian government obligations	14,174	95,358	109,532	12	78,597	30,935
NHA MBS	24,196	3	24,199	3	1,103	23,096
Obligations of provincial governments, public sector entities and multilateral development banks 3	35,386	25,232	60,618	7	36,138	24,480
Corporate issuer obligations	9,690	3,804	13,494	2	2,981	10,513

Equities	14,242	3,601	17,843	2	8,819	9,024
Total Canadian dollar-denominated	155,774	127,998	283,772	32	128,201	155,571
Cash and central bank reserves	77,474	–	77,474	9	1,328	76,146
U.S. government obligations	95,044	48,620	143,664	16	46,215	97,449
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	79,268	5,473	84,741	10	17,727	67,014
Obligations of other sovereigns, public sector entities and multilateral development banks 3	62,849	64,713	127,562	15	60,748	66,814
Corporate issuer obligations	86,833	3,255	90,088	10	10,196	79,892

Equities	34,765	35,118	69,883	8	39,830	30,053
Total non-Canadian dollar-denominated	436,233	157,179	593,412	68	176,044	417,368
Total	$592,007	$285,177	$877,184	100%	$304,245	$572,939

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	July 31 2022	April 30 2022
The Toronto-Dominion Bank (Parent)	$187,064	$186,073
Bank subsidiaries	356,712	363,494

Foreign branches	34,203	23,372
Total	$577,979	$572,939
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 36

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						July 31, 2022
Cash and due from banks	$5,674	$–	$5,674	$–	$–	$–	$5,674
Interest-bearing deposits with banks	131,325	–	131,325	8,542	146	121,062	1,575
Securities, trading loans, and other 7	565,640	380,031	945,671	367,904	11,787	533,549	32,431
Derivatives	75,883	–	75,883	–	–	–	75,883
Securities purchased under reverse repurchase agreements 8	161,275	(161,275)	–	–	–	–	–
Loans, net of allowance for loan losses 9	790,845	(15,325)	775,520	38,851	51,738	54,934	629,997
Customers’ liabilities under acceptances	20,136	–	20,136	–	–	–	20,136

Other assets 10	90,033	–	90,033	590	–	–	89,443

Total assets	$1,840,811	$203,431	$2,044,242	$415,887	$63,671	$709,545	$855,139

						October 31, 2021

Total assets	$1,728,672	$170,253	$1,898,925	$400,502	$56,069	$681,236	$761,118

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time,
based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 37

TABLE 36:  CREDIT RATINGS
1

As at
July 31, 2022
	Moody’s	S&P	Fitch	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA	AA (high)
Senior Debt 4	A1	A	AA-	AA
Covered Bonds	Aaa	–	–	AAA
Subordinated Debt	A2	A	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	BBB+	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	BBB+	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	F1+	R-1 (high)

Outlook	Stable	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s Long-Term Deposits Rating and DBRS’ Long-Term Issuer Rating.
3
Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less
than 400 days and most structured notes.

4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter
(OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the three months ended
	July 31 2022	April 30 2022
One-notch downgrade	$160	$182
Two-notch downgrade	271	287

Three-notch downgrade	1,145	1,132

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered high-quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 38

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 38:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	July 31, 2022
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$333,180

Cash outflows
Retail deposits and deposits from small business customers, of which:	$706,092		$83,502
Stable deposits 5	260,692		7,821
Less stable deposits	445,400		75,681
Unsecured wholesale funding, of which:	346,267		162,107
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	160,983		38,499
Non-operational deposits (all counterparties)	143,007		81,331
Unsecured debt	42,277		42,277
Secured wholesale funding	n/a		19,922
Additional requirements, of which:	289,749		85,850
Outflows related to derivative exposures and other collateral requirements	51,341		33,991
Outflows related to loss of funding on debt products	7,995		7,995
Credit and liquidity facilities	230,413		43,864
Other contractual funding obligations	19,194		11,526

Other contingent funding obligations 7	664,035		11,029
Total cash outflows	$ n/a		$373,936

Cash inflows
Secured lending	$212,749		$23,241
Inflows from fully performing exposures	17,799		8,133

Other cash inflows	67,042		67,042
Total cash inflows	$297,590		$98,416

	Average for the three months ended
	July 31, 2022		April 30, 2022
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$333,180		$323,278
Total net cash outflows 9	275,520		270,644
Liquidity coverage ratio	121%		119%

1	The LCR for the quarter ended July 31, 2022 is calculated as an average of the 63 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 121% for the quarter ended July 31, 2022 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended July 31, 2022 was $333 billion (April 30, 2022 – $323 billion), with Level 1 assets representing 84% (April 30, 2022 – 85%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2021 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s
90-day
surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance
sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 39

TABLE 39:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		July 31, 2022
		Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$99,729	$	n/a	$	n/a		$10,808	$110,537
Regulatory capital		99,729		n/a		n/a		10,808	110,537
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		682,385		37,149		12,423		16,947	616,533
Stable deposits 3		266,789		8,973		5,094		8,267	275,080
Less stable deposits		415,596		28,176		7,329		8,680	341,453
Wholesale funding:		245,602		273,193		86,760		107,663	303,878
Operational deposits 4		133,071		3,633		–		–	68,353
Other wholesale funding		112,531		269,560		86,760		107,663	235,525
Liabilities with matching interdependent assets 5		–		1,957		1,609		20,016	–
Other liabilities:		60,753						70,574	1,955
NSFR derivative liabilities		n/a						(1,128)	n/a

All other liabilities and equity not included in the above categories		60,753		69,086		1,323		1,293	1,955
Total Available Stable Funding									$1,032,903
Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$54,107
Deposits held at other financial institutions for operational purposes		–		758		–		–	379
Performing loans and securities		89,657		188,510		101.307		627,196	669,335
Performing loans to financial institutions secured by Level 1 HQLA		–		62,962		17,436		–	17,307
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		423		36,795		5,079		10,467	17,538
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		33,085		44,612		36,665		247,205	282,862
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		28,335		19,934		146	24,348
Performing residential mortgages, of which:		31,839		31,042		34,299		291,667	252,962
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		31,839		31,042		34,299		291,667	252,962
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		24,310		13,099		7,828		77,857	98,666
Assets with matching interdependent liabilities 5		–		1,569		2,545		19,468	–
Other assets:		64,520						102,412	88,469
Physical traded commodities, including gold		16,013		n/a		n/a		n/a	14,100
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								8,846	7,519
NSFR derivative assets		n/a						3,770	4,898
NSFR derivative liabilities before deduction of variation margin posted		n/a						21,057	1,053
All other assets not included in the above categories		48,507		61,746		2,470		4,523	60,899

Off-balance sheet items		n/a						686,144	24,176
Total Required Stable Funding									$836,466
Net Stable Funding Ratio									123%
									As at
		October 31, 2021
Total Available Stable Funding									$958,226
Total Required Stable Funding									763,800
Net Stable Funding Ratio									125%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended July 31, 2022 is at 123% (October 31, 2021 – 125%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 40

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal
and
commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over 70% of the Bank’s total funding.

TABLE 40:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	July 31 2022	October 31 2021
P&C deposits – Canadian Retail	$522,299	$519,466

P&C deposits – U.S. Retail 1	490,147	472,742
Total	$1,012,446	$992,208
1	P&C deposits in U.S. Retail are presented on a CAD equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at July 31, 2022.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at July 31, 2022, was $134.9 billion (October 31, 2021 – $100.7 billion).
Note that Table 41: Long-Term Funding and Table 42: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 41:  LONG-TERM FUNDING

		As at
Long-term funding by currency	July 31 2022	October 31 2021
Canadian dollar	33%	37%
U.S. dollar	42	38
Euro	18	18
British pound	3	4
Other	4	3
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	65%	59%
Covered bonds	23	24
Mortgage securitization 1	1	15
Term asset-backed securities	11	2
Total	100%	100%

1	Mortgage securitization includes mortgage-backed securities issued to external investors and excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 41

The following table represents the remaining maturity of various sources of funding outstanding as at July 31, 2022 and October 31, 2021.

TABLE 42:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at

							July 31 2022		October 31 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$21,663	$2,472	$3,306	$1,851	$29,292	$–	$–	$29,292	$18,503
Bearer deposit notes	796	331	544	334	2,005	–	–	2,005	600
Certificates of deposit	7,138	15,981	18,841	38,976	80,936	48	–	80,984	53,079
Commercial paper	15,732	11,259	12,930	14,806	54,727	–	–	54,727	57,474
Covered bonds	–	–	2,416	5,587	8,003	5,197	18,282	31,482	25,086
Mortgage securitization 3	–	705	1,804	1,665	4,174	6,661	17,064	27,899	28,767
Legacy senior unsecured medium-term notes 4	–	–	–	10,187	10,187	1,925	667	12,779	16,959
Senior unsecured medium-term notes 5	–	–	5,443	4,417	9,860	15,135	48,848	73,843	41,709
Subordinated notes and debentures 6	–	–	–	–	–	–	11,266	11,266	11,230
Term asset backed securitization	–	548	–	640	1,188	–	794	1,982	1,809
Other 7	21,627	973	1,144	4,112	27,856	1,076	836	29,768	26,770
Total	$66,956	$32,269	$46,428	$82,575	$228,228	$30,042	$97,757	$356,027	$281,986

Of which:
Secured	$–	$1,253	$4,221	$7,893	$13,367	$11,858	$36,146	$61,371	$55,670
Unsecured	66,956	31,016	42,207	74,682	214,861	18,184	61,611	294,656	226,316
Total	$66,956	$32,269	$46,428	$82,575	$228,228	$30,042	$97,757	$356,027	$281,986

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $1.7 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2021 – $1.4 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $19.9 billion (October 31, 2021 – $14.6 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total mortgage-backed securities issued to external investors for the three and nine months ended July 31, 2022 was $0.5 billion and $1.4 billion (three and nine months ended July 31, 2021 – $0.4 billion and $1.4 billion) and other asset-backed securities issued for the three and nine months ended July 31, 2022 was nil (three and nine months ended July 31, 2021 – nil). The Bank also issued $11.3 billion and $33.4 billion of unsecured medium-term notes for the three and nine months ended July 31, 2022 (three and nine months ended July 31, 2021 – $3.7 billion and $13.7 billion) and $8.0 billion and $15.4 billion of covered bonds for the three and nine months ended July 31, 2022 (three and nine months ended July 31, 2021 – nil).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2022, OSFI published finalized updates to its LAR guideline, following a public consultation period that began in March 2021. The primary changes to the LAR involve enhancements to the NCCF supervisory tool to improve the risk sensitivity to the metric. Significant changes include the addition of contingencies for undrawn loan commitments, changes to certain loan cash inflows, and the adjustment of deposit runoff factors. The effective date of the changes will be April 2023.
In January 2022, OSFI published an updated Pillar 3 Disclosure Guideline, which covers liquidity disclosures among other topics. The guideline provides OSFI’s updated expectations for the domestic implementation of Basel’s Pillar 3 Framework. The guideline will not materially impact the Bank’s existing liquidity disclosures, but will contribute to improved consistency and comparability of disclosures across jurisdictions. The effective date of the changes will be in the second quarter of 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 42

TABLE 43:  REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at
	July 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,674	$–	$–	$–	$–	$–	$–	$–	$–	$5,674
Interest-bearing deposits with banks	128,306	382	132	–	–	–	–	–	2,505	131,325
Trading loans, securities, and other 1	4,413	6,074	3,836	4,012	4,156	11,984	23,143	25,218	65,297	148,133
Non-trading financial assets at fair value through profit or loss	250	–	–	140	829	3,090	3,664	2,289	1,164	11,426
Derivatives	10,751	13,020	7,892	3,931	2,657	7,841	17,367	12,424	–	75,883
Financial assets designated at fair value through profit or loss	235	195	397	249	408	623	1,339	1,309	–	4,755
Financial assets at fair value through other comprehensive income	2,384	2,042	2,985	973	2,902	6,220	20,756	28,795	4,183	71,240
Debt securities at amortized cost, net of allowance for credit losses	2,761	6,918	5,027	7,033	13,983	28,708	92,897	172,761	(2)	330,086
Securities purchased under reverse repurchase agreements 2	97,702	28,620	15,722	11,218	7,211	56	746	–	–	161,275
Loans
Residential mortgages	970	2,992	5,453	6,235	9,579	30,181	186,505	46,682	–	288,597
Consumer instalment and other personal	535	1,344	1,915	2,596	4,226	15,713	86,868	28,382	59,175	200,754
Credit card	–	–	–	–	–	–	–	–	33,728	33,728

Business and government	25,667	7,701	9,775	9,821	9,246	30,668	78,505	62,644	39,779	273,806

Total loans	27,172	12,037	17,143	18,652	23,051	76,562	351,878	137,708	132,682	796,885

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,040)	(6,040)

Loans, net of allowance for loan losses	27,172	12,037	17,143	18,652	23,051	76,562	351,878	137,708	126,642	790,845
Customers’ liability under acceptances	13,542	6,522	68	1	3	–	–	–	–	20,136
Investment in Schwab	–	–	–	–	–	–	–	–	9,504	9,504
Goodwill 3	–	–	–	–	–	–	–	–	16,730	16,730
Other intangibles 3	–	–	–	–	–	–	–	–	2,194	2,194
Land, buildings, equipment, and other depreciable assets 3	–	–	3	14	14	233	766	2,958	5,110	9,098
Deferred tax assets	–	–	–	–	–	–	–	–	2,105	2,105
Amounts receivable from brokers, dealers, and clients	26,727	–	–	–	–	–	–	–	–	26,727

Other assets	3,764	1,094	619	5,237	383	64	76	70	12,368	23,675
Total assets	$323,681	$76,904	$53,824	$51,460	$55,597	$135,381	$512,632	$383,532	$247,800	$1,840,811

Liabilities
Trading deposits	$681	$1,355	$4,826	$1,501	$1,769	$3,453	$3,941	$1,078	$–	$18,604
Derivatives	10,398	13,336	7,437	4,663	2,586	8,073	13,293	13,174	–	72,960
Securitization liabilities at fair value	–	299	1,219	216	444	2,851	4,980	2,662	–	12,671
Financial liabilities designated at fair value through profit or loss	19,286	29,133	32,443	27,300	31,551	50	1	3	38	139,805
Deposits 4,5
Personal	4,592	7,058	8,220	9,460	11,163	11,011	10,713	244	602,819	665,280
Banks	19,021	332	97	1	–	–	2	4	10,944	30,401

Business and government	31,002	8,685	11,290	8,403	19,418	23,222	57,873	11,091	335,071	506,055

Total deposits	54,615	16,075	19,607	17,864	30,581	34,233	68,588	11,339	948,834	1,201,736
Acceptances	13,542	6,522	68	1	3	–	–	–	–	20,136
Obligations related to securities sold short 1	393	2,688	3,288	662	2,666	6,543	15,562	14,896	3,370	50,068
Obligations related to securities sold under repurchase agreements 2	107,593	16,944	2,210	155	–	44	–	–	–	126,946
Securitization liabilities at amortized cost	–	405	584	394	611	3,810	6,337	3,087	–	15,228
Amounts payable to brokers, dealers, and clients	29,997	–	–	–	–	–	–	–	–	29,997
Insurance-related liabilities	148	297	443	442	479	958	1,487	733	2,565	7,552
Other liabilities	12,360	1,763	1,531	1,552	424	1,151	2,145	3,944	6,380	31,250

Subordinated notes and debentures	–	–	–	–	–	–	200	11,066	–	11,266

Equity	–	–	–	–	–	–	–	–	102,592	102,592
Total liabilities and equity	$249,013	$88,817	$73,656	$54,750	$71,114	$61,166	$116,534	$61,982	$1,063,779	$1,840,811
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$15,129	$22,484	$21,693	$18,053	$19,294	$39,803	$127,871	$4,032	$1,374	$269,733
Other commitments 8	94	173	277	179	211	540	1,302	435	8	3,219

Unconsolidated structured entity commitments	–	–	1,810	642	186	584	10	–	–	3,232
Total off-balance sheet commitments	$15,223	$22,657	$23,780	$18,874	$19,691	$40,927	$129,183	$4,467	$1,382	$276,184

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $31 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over
3
 month
s
to
6
 months’, $5 billion in ‘over 6 months to 9 months’, $1 billion in ‘over 9 months to 1 year’, $5 billion in ‘over 1 to 2 years’,
 and
$18 billion in ‘over 2 to 5
years’

6	Includes $418 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 43

TABLE 43:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at
	October 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$5,931	$–	$–	$–	$–	$–	$–	$–	$–	$5,931
Interest-bearing deposits with banks	158,039	373	185	–	–	–	–	–	1,365	159,962
Trading loans, securities, and other 1	2,020	4,382	5,059	2,275	2,874	12,293	21,299	23,119	74,269	147,590
Non-trading financial assets at fair value through profit or loss	58	3	543	1,250	53	745	3,803	1,931	1,004	9,390
Derivatives	6,146	9,393	5,289	2,885	1,818	7,172	10,895	10,829	–	54,427
Financial assets designated at fair value through profit or loss	441	311	187	167	363	851	624	1,620	–	4,564
Financial assets at fair value through other comprehensive income	1,030	6,532	11,881	3,381	2,914	4,089	21,983	22,658	4,598	79,066
Debt securities at amortized cost, net of allowance for credit losses	1,235	6,567	8,180	4,889	4,030	27,819	79,375	136,846	(2)	268,939
Securities purchased under reverse repurchase agreements 2	92,356	30,580	22,332	14,191	7,441	140	244	–	–	167,284
Loans
Residential mortgages	930	2,389	5,050	10,061	10,077	34,004	166,855	38,974	–	268,340
Consumer instalment and other personal	641	987	2,029	4,049	3,254	14,333	81,413	27,126	56,032	189,864
Credit card	–	–	–	–	–	–	–	–	30,738	30,738

Business and government	27,691	5,390	6,707	10,533	8,503	23,332	71,025	61,647	25,242	240,070

Total loans	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	112,012	729,012

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,390)	(6,390)

Loans, net of allowance for loan losses	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	105,622	722,622
Customers’ liability under acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Investment in Schwab	–	–	–	–	–	–	–	–	11,112	11,112
Goodwill 3	–	–	–	–	–	–	–	–	16,232	16,232
Other intangibles 3	–	–	–	–	–	–	–	–	2,123	2,123
Land, buildings, equipment, and other depreciable assets 3	–	3	10	4	4	19	466	3,664	5,011	9,181
Deferred tax assets	–	–	–	–	–	–	–	–	2,265	2,265
Amounts receivable from brokers, dealers, and clients	32,357	–	–	–	–	–	–	–	–	32,357

Other assets	3,100	1,049	2,204	159	150	74	112	73	10,258	17,179
Total assets	$348,014	$70,286	$69,732	$53,846	$41,485	$124,871	$458,094	$328,487	$233,857	$1,728,672
Liabilities
Trading deposits	$1,697	$5,373	$4,867	$2,953	$1,196	$2,135	$3,516	$1,154	$–	$22,891
Derivatives	7,387	9,392	4,581	2,969	2,244	7,403	10,792	12,354	–	57,122
Securitization liabilities at fair value	–	538	1,013	514	301	2,814	5,737	2,588	–	13,505
Financial liabilities designated at fair value through profit or loss	23,923	12,526	33,712	28,017	14,678	1,127	1	4	–	113,988
Deposits 4,5
Personal	5,799	9,750	8,491	5,999	6,148	7,611	7,254	29	582,417	633,498
Banks	8,903	338	135	25	–	2	2	4	11,508	20,917

Business and government	15,795	12,080	8,268	5,433	1,311	28,880	37,255	6,079	355,609	470,710

Total deposits	30,497	22,168	16,894	11,457	7,459	36,493	44,511	6,112	949,534	1,125,125
Acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Obligations related to securities sold short 1	1,096	729	1,753	1,648	432	4,574	12,640	17,505	2,007	42,384
Obligations related to securities sold under repurchase agreements 2	120,938	13,904	7,255	1,700	272	28	–	–	–	144,097
Securitization liabilities at amortized cost	–	344	414	475	403	3,448	7,043	3,135	–	15,262
Amounts payable to brokers, dealers, and clients	28,993	–	–	–	–	–	–	–	–	28,993
Insurance-related liabilities	158	273	405	405	425	982	1,673	872	2,483	7,676
Other liabilities	9,008	3,106	925	228	767	1,522	1,796	4,815	5,966	28,133

Subordinated notes and debentures	–	–	–	–	–	–	200	11,030	–	11,230

Equity	–	–	–	–	–	–	–	–	99,818	99,818
Total liabilities and equity	$239,736	$70,680	$71,895	$50,368	$28,181	$60,526	$87,909	$59,569	$1,059,808	$1,728,672
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$14,788	$24,189	$23,482	$19,887	$15,616	$38,639	$115,624	$3,789	$1,327	$257,341
Other commitments 8	59	170	185	244	170	591	1,303	541	–	3,263

Unconsolidated structured entity commitments	–	859	20	557	–	127	510	–	–	2,073
Total off-balance sheet commitments	$14,847	$25,218	$23,687	$20,688	$15,786	$39,357	$117,437	$4,330	$1,327	$262,677

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $25 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 month to 3 months’, $2 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 6 months to 9 months’, $8 billion in ‘over 1 to 2 years’, $7 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

6	Includes $326 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 44

SECURITIZATION AND
OFF-BALANCE
SHEET ARRANGEMENTS
The Bank enters into securitization and
off-balance
sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and
Off-Balance
Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2021 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance
sheet arrangements during the quarter ended July 31, 2022.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, credit cards and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.
Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant consolidated and unconsolidated SEs and Canadian non-SE
third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.
Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.
Credit Card Loans
The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.
Business and Government Loans
The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE
third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.
Securitization of Third Party-Originated Assets
Significant Unconsolidated Special Purpose Entities
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.6 billion as at July 31, 2022 (October 31, 2021 – $10.5 billion). In addition, as at July 31, 2022, the Bank had committed to provide $3.2 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2021 – $2.1 billion).
Off-Balance
Sheet Exposure to Third Party-Sponsored Conduits
The Bank has
off-balance
sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.0 billion as at July 31, 2022 (October 31, 2021 – $2.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements and 2021 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s third quarter 2022 Interim Consolidated Financial Statements and the Bank’s 2021 Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and nine months ended July 31, 2022.
ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
Interest Rate Benchmark Reform
Effective December 31, 2021, the publication of London Inter-Bank Offered Rate (LIBOR) settings has ceased for all sterling, Japanese yen, Swiss franc, and euro settings as well as the one-week
and
two-month
US LIBOR settings. The Bank continues to progress on its transition plan for the overnight, one-month,
three-month,
six-month
and twelve-month US LIBOR settings which will cease to be published immediately after June 30, 2023.
On May 16, 2022, Refinitiv Benchmark Services (UK) Ltd. (RBSL), the administrator of the Canadian Dollar Offered Rate (CDOR), announced that the calculation and publication of all tenors of CDOR will permanently cease following a final publication on June 28, 2024. The announcement follows the completion of RBSL’s public consultation regarding the potential cessation of CDOR. CDOR is currently the primary interest rate benchmark in Canada and is widely used in

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 45

Canadian dollar financial instruments including derivatives, loans, floating rate notes, and as a daily benchmark reference rate for Canadian Bankers’ Acceptance borrowings.
The Bank has incorporated this development into its benchmark rate reform plan to ensure an orderly transition and to manage the impact through appropriate mitigating actions. These actions include incorporating appropriate fallback language in contracts, making available new products referencing the Canadian Overnight Repo Rate Average (CORRA) or other alternative reference rates (ARRs), preparing to cease the issuance of CDOR-based financial instruments, transitioning legacy CDOR-based contracts, and preparing for overall operational readiness.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The Bank is proceeding with the implementation efforts accordingly.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 46

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 47

Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.
Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.

Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Adjusted net interest margin is calculated in the same manner using adjusted net interest income.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 48

Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.
Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The change in market price plus dividends paid during the year as a percentage of the prior year’s closing market price per common share.
Trading-Related Revenue:
A
non-GAAP
financial measure that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio. Trading-related revenue (TEB) in the Wholesale Banking segment, which is part of the total Bank’s trading-related revenue, is also a non-GAAP
financial measure and is calculated in the same manner, including TEB adjustments. Both are used for measuring trading performance.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	July 31, 2022	October 31, 2021
ASSETS
Cash and due from banks	$5,674	$5,931
Interest-bearing deposits with banks	131,325	159,962
	136,999	165,893
Trading loans, securities, and other (Note 4)	148,133	147,590
Non-trading financial assets at fair value through profit or loss (Note 4)	11,426	9,390
Derivatives (Note 4)	75,883	54,427
Financial assets designated at fair value through profit or loss (Note 4)	4,755	4,564
Financial assets at fair value through other comprehensive income (Note 4)	71,240	79,066
	311,437	295,037
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	330,086	268,939
Securities purchased under reverse repurchase agreements	161,275	167,284
Loans (Notes 4, 6)
Residential mortgages	288,597	268,340
Consumer instalment and other personal	200,754	189,864
Credit card	33,728	30,738
Business and government	273,806	240,070
	796,885	729,012
Allowance for loan losses (Note 6)	(6,040)	(6,390)
Loans, net of allowance for loan losses	790,845	722,622
Other
Customers’ liability under acceptances	20,136	18,448
Investment in Schwab (Note 7)	9,504	11,112
Goodwill (Note 9)	16,730	16,232
Other intangibles	2,194	2,123
Land, buildings, equipment, and other depreciable assets	9,098	9,181
Deferred tax assets	2,105	2,265
Amounts receivable from brokers, dealers, and clients	26,727	32,357
Other assets (Note 10)	23,675	17,179
	110,169	108,897
Total assets	$1,840,811	$1,728,672
LIABILITIES
Trading deposits (Notes 4, 11)	$18,604	$22,891
Derivatives (Note 4)	72,960	57,122
Securitization liabilities at fair value (Note 4)	12,671	13,505
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	139,805	113,988
	244,040	207,506
Deposits (Notes 4, 11)
Personal	665,280	633,498
Banks	30,401	20,917
Business and government	506,055	470,710
	1,201,736	1,125,125
Other
Acceptances	20,136	18,448
Obligations related to securities sold short (Note 4)	50,068	42,384
Obligations related to securities sold under repurchase agreements	126,946	144,097
Securitization liabilities at amortized cost (Note 4)	15,228	15,262
Amounts payable to brokers, dealers, and clients	29,997	28,993
Insurance-related liabilities	7,552	7,676
Other liabilities (Note 12)	31,250	28,133
	281,177	284,993
Subordinated notes and debentures (Note 4)	11,266	11,230
Total liabilities	1,738,219	1,628,854
EQUITY
Shareholders’ Equity
Common shares (Note 13)	23,744	23,066
Preferred shares and other equity instruments (Note 13)	7,350	5,700
Treasury – common shares (Note 13)	(104)	(152)
Treasury – preferred shares and other equity instruments (Note 13)	(16)	(10)
Contributed surplus	169	173
Retained earnings	69,090	63,944
Accumulated other comprehensive income (loss)	2,359	7,097
Total equity	102,592	99,818
Total liabilities and equity	$1,840,811	$1,728,672
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Interest income 1 (Note 20)
Loans	$7,674	$5,933	$19,873	$17,950
Securities
Interest	2,231	937	4,509	2,761
Dividends	448	362	1,322	1,200
Deposits with banks	429	74	629	231
	10,782	7,306	26,333	22,142
Interest expense (Note 20)
Deposits	2,670	871	4,493	2,966
Securitization liabilities	164	95	388	255
Subordinated notes and debentures	101	95	292	281
Other	803	241	1,437	771
	3,738	1,302	6,610	4,273
Net interest income	7,044	6,004	19,723	17,869
Non-interest income
Investment and securities services	1,389	1,554	4,488	4,614
Credit fees	395	364	1,177	1,079
Trading income (loss)	(132)	(16)	(38)	325
Service charges	715	673	2,152	1,944
Card services	751	632	2,140	1,784
Insurance revenue	1,406	1,313	4,070	3,629
Other income (loss) (Notes 8, 18)	(643)	188	(243)	508
	3,881	4,708	13,746	13,883
Total revenue	10,925	10,712	33,469	31,752
Provision for (recovery of) credit losses (Note 6)	351	(37)	450	(101)
Insurance claims and related expenses	829	836	2,177	2,057
Non-interest expenses
Salaries and employee benefits	3,327	3,046	9,887	9,327
Occupancy, including depreciation	417	409	1,227	1,442
Technology and equipment, including depreciation	470	418	1,381	1,245
Amortization of other intangibles	145	174	452	527
Communication and marketing	329	286	952	825
Brokerage-related and sub-advisory fees	100	109	311	315
Professional, advisory and outside services	545	390	1,498	1,052
Other	763	784	2,388	2,396
	6,096	5,616	18,096	17,129
Income before income taxes and share of net income from investment in Schwab	3,649	4,297	12,746	12,667
Provision for (recovery of) income taxes	703	922	2,689	2,711
Share of net income from investment in Schwab (Note 7)	268	170	701	561
Net income	3,214	3,545	10,758	10,517
Preferred dividends and distributions on other equity instruments	43	56	152	186
Net income available to common shareholders	$3,171	$3,489	$10,606	$10,331
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.76	$1.92	$5.86	$5.69
Diluted	1.75	1.92	5.85	5.68
Dividends per common share (Canadian dollars)	0.89	0.79	2.67	2.37

1
Includes $9,178 million and $22,907 million, for the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021 – $6,606 million and $20,031 million, respectively) which have been calculated based on the effective interest rate method (EIRM).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Net income	$3,214	$3,545	$10,758	$10,517
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	8	16	(1,074)	151
Reclassification to earnings of net loss/(gain)	5	(30)	(5)	(64)
Changes in allowance for credit losses recognized in earnings	(2)	–	(3)	(2)
Income taxes relating to:
Change in unrealized gain/(loss)	(5)	(2)	297	(32)

Reclassification to earnings of net loss/(gain)	(1)	8	–	14

	5	(8)	(785)	67
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	(159)	1,264	3,359	(5,383)
Net gain/(loss) on hedges	65	(576)	(1,187)	2,337
Income taxes relating to:

Net gain/(loss) on hedges	(17)	151	311	(612)

	(111)	839	2,483	(3,658)
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	(408)	1,142	(4,694)	(1,156)
Reclassification to earnings of loss/(gain)	861	(860)	(500)	422
Income taxes relating to:
Change in gain/(loss)	117	(281)	1,241	243

Reclassification to earnings of loss/(gain)	(231)	208	82	(51)

	339	209	(3,871)	(542)

Share of other comprehensive income (loss) from investment in Schwab	(400)	256	(2,479)	(570)
Items that will not be subsequently reclassified to net income
Actuarial gain/(loss) on employee benefit plans
Gain/(loss)	381	114	1,504	1,763

Income taxes	(100)	(30)	(395)	(463)

	281	84	1,109	1,300
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	(410)	167	(152)	532

Income taxes	108	(43)	40	(139)

	(302)	124	(112)	393
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	50	2	35	50

Income taxes	(13)	–	(9)	(13)

	37	2	26	37
Total other comprehensive income (loss)	(151)	1,506	(3,629)	(2,973)
Total comprehensive income (loss)	$3,063	$5,051	$7,129	$7,544
Attributable to:
Common shareholders	$3,020	$4,995	$6,977	$7,358
Preferred shareholders and other equity instrument holders	43	56	152	186
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Common shares (Note 13)
Balance at beginning of period	$23,127	$22,790	$23,066	$22,487
Proceeds from shares issued on exercise of stock options	7	56	97	146
Shares issued as a result of dividend reinvestment plan	610	99	846	312
Purchase of shares for cancellation and other	–	–	(265)	–
Balance at end of period	23,744	22,945	23,744	22,945
Preferred shares and other equity instruments (Note 13)
Balance at beginning of period	6,550	4,950	5,700	5,650
Issue of shares and other equity instruments	800	1,750	1,650	1,750
Redemption of shares and other equity instruments	–	–	–	(700)
Balance at end of period	7,350	6,700	7,350	6,700
Treasury – common shares (Note 13)
Balance at beginning of period	(243)	(123)	(152)	(37)
Purchase of shares	(2,107)	(2,565)	(8,131)	(8,398)
Sale of shares	2,246	2,499	8,179	8,246
Balance at end of period	(104)	(189)	(104)	(189)
Treasury – preferred shares and other equity instruments (Note 13)
Balance at beginning of period	(13)	(5)	(10)	(4)
Purchase of shares and other equity instruments	(52)	(28)	(142)	(107)
Sale of shares and other equity instruments	49	28	136	106
Balance at end of period	(16)	(5)	(16)	(5)
Contributed surplus
Balance at beginning of period	154	126	173	121
Net premium (discount) on sale of treasury instruments	11	1	16	(5)
Issuance of stock options, net of options exercised	8	(2)	16	3
Other	(4)	–	(36)	6
Balance at end of period	169	125	169	125
Retained earnings
Balance at beginning of period	67,046	59,035	63,944	53,845
Net income attributable to equity instrument holders	3,214	3,545	10,758	10,517
Common dividends	(1,604)	(1,436)	(4,829)	(4,304)
Preferred dividends and distributions on other equity instruments	(43)	(56)	(152)	(186)
Share and other equity instrument issue expenses	(2)	(5)	(5)	(5)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 13)	–	–	(1,930)	(1)
Actuarial gain/(loss) on employee benefit plans	281	84	1,109	1,300
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	198	–	195	1
Balance at end of period	69,090	61,167	69,090	61,167
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	(280)	618	510	543
Other comprehensive income (loss)	7	(8)	(782)	69
Allowance for credit losses	(2)	–	(3)	(2)
Balance at end of period	(275)	610	(275)	610
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	371	17	181	(252)
Other comprehensive income (loss)	(104)	124	83	394
Reclassification of loss/(gain) to retained earnings	(198)	–	(195)	(1)
Balance at end of period	69	141	69	141
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	3	(2)	14	(37)
Other comprehensive income (loss)	37	2	26	37
Balance at end of period	40	–	40	–
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	7,824	4,860	5,230	9,357
Other comprehensive income (loss)	(111)	839	2,483	(3,658)
Balance at end of period	7,713	5,699	7,713	5,699
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(2,280)	3,075	1,930	3,826
Other comprehensive income (loss)	339	209	(3,871)	(542)
Balance at end of period	(1,941)	3,284	(1,941)	3,284
Share of accumulated other comprehensive income (loss) from investment in Schwab	(3,247)	(570)	(3,247)	(570)
Total accumulated other comprehensive income	2,359	9,164	2,359	9,164
Total equity	$102,592	$99,907	$102,592	$99,907
The accompanying Notes are an integral part of these Interim
Consolidated
Financial Statements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 53

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars )	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Cash flows from (used in) operating activities
Net income	$3,214	$3,545	$10,758	$10,517
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	351	(37)	450	(101)
Depreciation	285	295	851	1,064
Amortization of other intangibles	145	174	452	527
Net securities loss/(gain) (Note 5)	(42)	(30)	(52)	(3)
Share of net income from investment in Schwab (Note 7)	(268)	(170)	(701)	(561)
Deferred taxes	(410)	(207)	33	159
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(136)	(114)	(262)	(258)
Securities sold under repurchase agreements	(5,807)	7,537	(17,151)	(33,013)
Securities purchased under reverse repurchase agreements	10,463	(6,779)	6,009	7,008
Securities sold short	(1,582)	(2,712)	7,684	1,369
Trading loans and securities	(3,743)	(5,499)	(543)	1,329
Loans net of securitization and sales	(26,182)	(9,436)	(68,672)	(346)
Deposits	17,049	(4,041)	72,324	(6,384)
Derivatives	7,996	(3,425)	(5,618)	2,012
Non-trading financial assets at fair value through profit or loss	126	(37)	(2,036)	(704)
Financial assets and liabilities designated at fair value through profit or loss	10,712	26,302	25,626	32,797
Securitization liabilities	63	(63)	(868)	(581)
Current taxes	865	116	(2,979)	921
Brokers, dealers and clients amounts receivable and payable	(644)	1,589	6,634	(624)
Other, including unrealized foreign currency translation (gain)/loss	6,454	(3,966)	4,419	20,876
Net cash from (used in) operating activities	18,909	3,042	36,358	36,004
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	20	(6)	48	4
Common shares issued, net	7	49	87	128
Repurchase of common shares (Note 13)	–	–	(2,195)	–
Preferred shares and other equity instruments issued, net (Note 13)	798	1,745	1,645	1,745
Redemption of preferred shares and other equity instruments	–	–	(1,000)	(700)
Sale of treasury shares and other equity instruments	2,306	2,528	8,331	8,347
Purchase of treasury shares and other equity instruments (Note 13)	(2,159)	(2,593)	(8,273)	(8,505)
Dividends paid on shares and distributions paid on other equity instruments	(1,562)	–	(4,509)	(4,168)
Repayment of lease liabilities	(165)	(160)	(478)	(441)
Net cash from (used in) financing activities	(755)	1,563	(6,344)	(3,590)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(3,736)	21,881	30,987	(7,696)
Activities in financial assets at fair value through other comprehensive income
Purchases	(8,624)	(3,922)	(24,056)	(15,530)
Proceeds from maturities	4,916	8,661	25,156	26,910
Proceeds from sales	1,576	1,616	5,183	2,769
Activities in debt securities at amortized cost
Purchases	(27,624)	(48,761)	(118,712)	(117,536)
Proceeds from maturities	12,086	18,121	48,469	79,243
Proceeds from sales	3,554	11	3,560	1,713
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(254)	(286)	(993)	(771)
Net cash acquired from (paid for) divestitures and acquisitions	–	(1,882)	–	(1,858)
Net cash from (used in) investing activities	(18,106)	(4,561)	(30,406)	(32,756)
Effect of exchange rate changes on cash and due from banks	(7)	55	135	(286)
Net increase (decrease) in cash and due from banks	41	99	(257)	(628)
Cash and due from banks at beginning of period	5,633	5,718	5,931	6,445
Cash and due from banks at end of period	$5,674	$5,817	$5,674	$5,817
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$326	$886	$4,103	$2,481
Amount of interest paid during the period	3,297	1,457	6,095	4,742
Amount of interest received during the period	9,757	6,985	24,234	21,153
Amount of dividends received during the period	527	454	1,511	1,401
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 54

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34,
Interim Financial Reporting
using the accounting policies as described in Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Interim Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements for the three and nine months ended July 31, 2022, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on August 24, 2022.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2021 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2021 Management’s Discussion and Analysis (MD&A). The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report, relating to market, liquidity, and insurance risks, are an integral part of the Interim Consolidated Financial Statements, as permitted by IFRS.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and nine months ended July 31, 2022.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The Bank is proceeding with the implementation efforts accordingly.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 55

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.
Interest Rate Benchmark Reform
Effective December 31, 2021, the publication of London Inter-Bank Offered Rate (LIBOR) settings has ceased for all sterling, Japanese yen, Swiss franc, and euro settings as well as the one-week and two-month US LIBOR settings. The Bank continues to progress on its transition plan for the overnight, one-month, three-month, six-month and twelve-month US LIBOR settings which will cease to be published immediately after June 30, 2023.
On May 16, 2022, Refinitiv Benchmark Services (UK) Ltd. (RBSL), the administrator of the Canadian Dollar Offered Rate (CDOR), announced that the calculation and publication of all tenors of CDOR will permanently cease following a final publication on June 28, 2024. The announcement follows the completion of RBSL’s public consultation regarding the potential cessation of CDOR. CDOR is currently the primary interest rate benchmark in Canada and is widely used in Canadian dollar financial instruments including derivatives, loans, floating rate notes, and as a daily benchmark reference rate for Canadian Bankers’ Acceptance (BA) borrowings.
The Bank has incorporated this development into its benchmark rate reform plan to ensure an orderly transition and to manage the impact through appropriate mitigating actions. These actions include incorporating appropriate fallback language in contracts, making available new products referencing the Canadian Overnight Repo Rate Average (CORRA) or other alternative reference rates (ARRs), preparing to cease the issuance of CDOR-based financial instruments, transitioning legacy CDOR-based contracts, and preparing for overall operational readiness.
The following table discloses the Bank’s exposure to financial instruments referencing CDOR that have yet to transition to an ARR and mature after June 28, 2024, including certain demand deposits that have no specific maturity.
Exposures to Interest Rate Benchmarks Subject to IBOR Reform

(millions of Canadian dollars)						As at July 31, 2022
	Non-derivative financial assets 1		Non-derivative financial liabilities 2			Derivatives	Off-balance sheet commitments 3
	Carrying amount		Carrying amount	Notional 4	Positive fair value	Negative fair value	Contractual amount
CDOR	$18,137		$29,523	$2,510,492	$2,362	$3,373	$26,864
Cross-currency swaps
CDOR/ US LIBOR	n/a	5	n/a	132,965	1,574	1,617	n/a
CDOR / other rates 6	n/a		n/a	75,431	1,002	1,463	n/a
	n/a		n/a	208,396	2,576	3,080	n/a
Total	$18,137		$29,523	$2,718,888	$4,938	$6,453	$26,864
1
Loans reported under non-derivative financial assets represent the drawn amounts and exclude allowance for loan losses.

As at July 31, 2022, the carrying amount of non-derivative financial assets indexed to CDOR was $18 billion, of which $12 billion relates to Customers’ liability under acceptances, $2 billion relates to Loans, and $2 billion relates to Debt securities at amortized cost.

2
As at July 31, 2022, the carrying amount of non-derivative financial liabilities indexed to CDOR was $30 billion, of which $12 billion relates to Acceptances
,

$9
billion relates to Subordinated notes and debentures, and $5 billion relates to demand deposits with no specific maturity.

3
Many of the Bank’s corporate loan facilities permit the borrower to select the benchmark interest rate upon drawing on the facility. Based on the Bank’s historical experience, the benchmark interest rate selected by the borrower is often the same as the facility currency and therefore the Bank has assumed that the benchmark interest rate for its undrawn credit and liquidity commitments is the same as the facility currency for the purpose of this disclosure.

4
As at July 31, 2022, the notional amount of derivatives indexed to CDOR
1-month
and
3-month
tenors in qualifying hedge accounting relationships that are maturing after June 28, 2024 and have yet to transition to an ARR was $124 billion for those hedging interest rate risk and $98 billion for those hedging foreign exchange risk.

5	Not applicable.
6	“Other rates” refer to rates that are not subject to IBOR reform or have already been reformed.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 56

NOTE 4:  FAIR VALUE MEASUREMENTS
There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three and nine months ended July 31, 2022.
(
a
)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair valu
e
 of the Bank’s financial assets and liabilities not carried at fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)			As at
	July 31, 2022		October 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$253,211	$247,629	$208,559	$207,927
Other debt securities	76,875	74,746	60,380	60,525
Total debt securities at amortized cost, net of allowance for credit losses	330,086	322,375	268,939	268,452
Total loans, net of allowance for loan losses	790,845	779,660	722,622	725,177
Total financial assets not carried at fair value	$1,120,931	$1,102,035	$991,561	$993,629

FINANCIAL LIABILITIES
Deposits	$1,201,736	$1,196,349	$1,125,125	$1,124,762
Securitization liabilities at amortized cost	15,228	14,746	15,262	15,202
Subordinated notes and debentures	11,266	11,120	11,230	11,838
Total financial liabilities not carried at fair value	$1,228,230	$1,222,215	$1,151,617	$1,151,802

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 57

(b)
FAIR VALUE HIERARCHY
The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at July 31, 2022 and October 31, 2021.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	July 31, 2022				October 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$580	$13,226	$–	$13,806	$294	$10,902	$–	$11,196
Provinces	–	9,049	–	9,049	–	8,326	–	8,326
U.S. federal, state, municipal governments, and agencies debt	–	21,277	–	21,277	–	13,241	–	13,241
Other OECD 2 government guaranteed debt	–	7,427	–	7,427	–	7,785	–	7,785
Mortgage-backed securities	–	1,728	–	1,728	–	1,500	–	1,500
Other debt securities
Canadian issuers	–	6,493	–	6,493	–	5,970	–	5,970
Other issuers	–	11,390	6	11,396	–	12,389	6	12,395
Equity securities	48,535	14	–	48,549	59,933	158	33	60,124
Trading loans	–	11,391	–	11,391	–	12,405	–	12,405
Commodities	16,173	838	–	17,011	13,919	720	–	14,639

Retained interests	–	6	–	6	–	9	–	9

	65,288	82,839	6	148,133	74,146	73,405	39	147,590
Non-trading financial assets at fair value through profit or loss
Securities	185	6,887	911	7,983	166	6,127	760	7,053

Loans	–	3,443	–	3,443	–	2,334	3	2,337

	185	10,330	911	11,426	166	8,461	763	9,390
Derivatives
Interest rate contracts	117	13,967	1	14,085	12	10,277	1	10,290
Foreign exchange contracts	48	53,044	1	53,093	26	35,786	7	35,819
Credit contracts	–	33	–	33	–	57	–	57
Equity contracts	9	3,949	–	3,958	3	5,359	–	5,362

Commodity contracts	460	4,183	71	4,714	365	2,495	39	2,899

	634	75,176	73	75,883	406	53,974	47	54,427
Financial assets designated at fair value through profit or loss

Securities 1	–	4,755	–	4,755	–	4,564	–	4,564

	–	4,755	–	4,755	–	4,564	–	4,564

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	16,726	–	16,726	–	12,519	–	12,519
Provinces	–	20,151	–	20,151	–	18,143	–	18,143
U.S. federal, state, municipal governments, and agencies debt	385	11,042	–	11,427	–	19,300	–	19,300
Other OECD government guaranteed debt	–	2,762	–	2,762	–	6,564	–	6,564
Mortgage-backed securities	–	78	–	78	–	1,254	–	1,254
Other debt securities
Asset-backed securities	–	5,830	–	5,830	–	6,981	–	6,981
Corporate and other debt	–	8,096	53	8,149	–	8,040	64	8,104
Equity securities	1,846	1	2,335	4,182	2,989	1	1,609	4,599

Loans	–	1,935	–	1,935	–	1,602	–	1,602

	2,231	66,621	2,388	71,240	2,989	74,404	1,673	79,066

Securities purchased under reverse repurchase agreements	–	7,739	–	7,739	–	7,992	–	7,992

FINANCIAL LIABILITIES

Trading deposits	–	18,302	302	18,604	–	22,750	141	22,891
Derivatives
Interest rate contracts	96	12,392	159	12,647	14	11,580	89	11,683
Foreign exchange contracts	39	49,711	1	49,751	28	35,146	–	35,174
Credit contracts	–	158	–	158	–	347	–	347
Equity contracts	–	7,213	43	7,256	–	7,932	82	8,014

Commodity contracts	284	2,845	19	3,148	300	1,596	8	1,904

	419	72,319	222	72,960	342	56,601	179	57,122

Securitization liabilities at fair value	–	12,671	–	12,671	–	13,505	–	13,505

Financial liabilities designated at fair value through profit or loss	38	139,757	10	139,805	–	113,912	76	113,988

Obligations related to securities sold short 1	3,373	46,695	–	50,068	2,015	40,360	9	42,384

Obligations related to securities sold under repurchase agreements	–	5,971	–	5,971	–	5,126	–	5,126

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2	Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 58

(c)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.
There were no significant transfers between Level 1 and Level 2 during the three and nine months ended July 31, 2022 or the three months ended July 31, 2021. During the nine months ended July 31, 2021, $400 million of fair value through other comprehensive income (FVOCI) Canadian government debt were transferred from Level 2 to Level 1.
There were no significant transfers between Level 2 and Level 3 during the three and nine months ended July 31, 2022, or the three months ended July 31, 2021. During the nine months ended July 31, 2021, transfers were made out of Level 3 and into Level 2 for trading deposits and equity contracts due to changes in the degree of observability of certain inputs in the fair value measurement of these instruments.
There were no other significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three and nine months ended July 31, 2022 and July 31, 2021.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 59

(d)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and nine months ended July 31, 2022 and July 31, 2021.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at May 1 2022	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at July 31 2022	Change in unrealized gains (losses) on instruments still held 5

Included in income	1	Included in OCI	2 ,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$14	$1	$–	$1	$(8)	$–	$(2)	$6	$(2)

Equity securities	27	–	–	–	(27)	–	–	–	–

41	1	–	1	(35)	–	(2)	6	(2)
Non-trading financial assets at fair value through profit or loss
Securities	858	32	(2)	44	(21)	–	–	911	18

Loans	3	–	–	–	(3)	–	–	–	–

861	32	(2)	44	(24)	–	–	911	18

Financial assets at fair value through other comprehensive income
Other debt securities	59	–	(3)	–	(3)	–	–	53	(1)

Equity securities	2,290	–	26	3	16	–	–	2,335	24
$2,349	$–	$23	$3	$13	$–	$–	$2,388	$23

FINANCIAL LIABILITIES

Trading deposits 6	$(246)	$12	$–	$(76)	$1	$–	$7	$(302)	$12
Derivatives 7
Interest rate contracts	(96)	(61)	–	–	(1)	–	–	(158)	(62)
Foreign exchange contracts	(1)	1	–	–	–	–	–	–	–
Equity contracts	(93)	49	–	–	1	2	(2)	(43)	49

Commodity contracts	72	3	–	–	(23)	–	–	52	(2)

(118)	(8)	–	–	(23)	2	(2)	(149)	(15)

Financial liabilities designated at fair value through profit or loss	(162)	23	–	(92)	221	–	–	(10)	23

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

Fair value as at November 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at July 31 2022	Change in unrealized gains (losses) on instruments still held 5

Included in income	1	Included in OCI	2 ,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other

Other debt securities	$6	$1	$–	$3	$(13)	$11	$(2)	$6	$(3)

Equity securities	33	–	–	27	(60)	–	–	–	–

39	1	–	30	(73)	11	(2)	6	(3)

Non-trading financial assets at fair value through profit or loss
Securities	760	60	(2)	166	(69)	–	(4)	911	12

Loans	3	–	–	–	(3)	–	–	–	–

763	60	(2)	166	(72)	–	(4)	911	12

Financial assets at fair value through other comprehensive income

Other debt securities	64	–	(4)	–	(7)	–	–	53	(1)

Equity securities	1,609	–	56	640	30	–	–	2,335	48

$1,673	$–	$52	$640	$23	$–	$–	$2,388	$47

FINANCIAL LIABILITIES

Trading deposits 6	$(141)	$17	$–	$(185)	$1	$(10)	$16	$(302)	$11

Derivatives 7
Interest rate contracts	(88)	(87)	–	–	(1)	–	18	(158)	(60)
Foreign exchange contracts	7	(7)	–	–	–	–	–	–	(1)
Equity contracts	(82)	10	–	–	–	3	26	(43)	36

Commodity contracts	31	69	–	–	(48)	–	–	52	41

(132)	(15)	–	–	(49)	3	44	(149)	16

Financial liabilities designated at fair value through profit or loss	(76)	(154)	–	(267)	487	–	–	(10)	(154)

Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $
73
 million (May 1, 2022/April 30, 2022 – $90 million;
October 31, 2021/November
 1, 2021 – $47 million) and derivative liabilities of $
222
 million
(May 1, 2022/April 30, 2022
 – $208 million; October 31, 2021/November 1, 2021 – $179 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at May 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at July 31 2021	Change in unrealized gains (losses) on instruments still held 4

Included in income	1	Included in OCI	2	Purchases/ Issuances	Sales/ Settlements	3	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$–	$–	$–	$–	$–	$1	$–	$1	$–

Other debt securities	3	–	–	23	–	1	(22)	5	–

3	–	–	23	–	2	(22)	6	–
Non-trading financial assets at fair value through profit or loss
Securities	662	43	–	38	(15)	–	–	728	31

Loans	3	–	–	–	–	–	–	3	–

665	43	–	38	(15)	–	–	731	31

Financial assets at fair value through other comprehensive income
Other debt securities	24	–	–	–	–	43	–	67	–

Equity securities	1,479	–	9	124	22	–	–	1,634	9
$1,503	$–	$9	$124	$22	$43	$–	$1,701	$9

FINANCIAL LIABILITIES

Trading deposits 5	$(176)	$(5)	$–	$(27)	$10	$–	$11	$(187)	$(5)
Derivatives 6
Interest rate contracts	(96)	(12)	–	–	13	–	–	(95)	(3)
Foreign exchange contracts	9	(3)	–	–	–	–	–	6	(3)
Equity contracts	(89)	7	–	–	(3)	(3)	(2)	(90)	7

Commodity contracts	11	14	–	–	(3)	–	–	22	13

(165)	6	–	–	7	(3)	(2)	(157)	14

Financial liabilities designated at fair value through profit or loss	(50)	64	–	(66)	34	–	–	(18)	64

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

Fair value as at November 1 2020	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at July 31 2021	Change in unrealized gains (losses) on instruments still held 4

Included in income	1	Included in OCI	2	Purchases/ Issuances	Sales/ Settlements	3	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$16	$2	$–	$–	$(18)	$1	$–	$1	$–

Other debt securities	3	–	–	23	(1)	4	(24)	5	–

19	2	–	23	(19)	5	(24)	6	–
Non-trading financial assets at fair value through profit or loss
Securities	571	72	–	111	(26)	–	–	728	53

Loans	3	–	–	–	–	–	–	3	–

574	72	–	111	(26)	–	–	731	53

Financial assets at fair value through other comprehensive income
Other debt securities	20	–	4	–	–	43	–	67	4

Equity securities	1,579	–	19	150	(114)	–	–	1,634	18
$1,599	$–	$23	$150	$(114)	$43	$–	$1,701	$22

FINANCIAL LIABILITIES

Trading deposits 5	$(4,649)	$(1,004)	$–	$(776)	$2,604	$(7)	$3,645	$(187)	$(28)
Derivatives 6
Interest rate contracts	(96)	(9)	–	–	10	–	–	(95)	4
Foreign exchange contracts	2	5	–	–	–	–	(1)	6	5
Equity contracts	(707)	(742)	–	(36)	236	5	1,154	(90)	(656)

Commodity contracts	(18)	41	–	–	(2)	–	1	22	22

(819)	(705)	–	(36)	244	5	1,154	(157)	(625)

Financial liabilities designated at fair value through profit or loss	(24)	3	–	(206)	209	–	–	(18)	3

Obligations related to securities sold short	–	–	–	–	–	(1)	1	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
3	Includes foreign exchange.
4	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6
Consists of derivative assets of $42 million (May 1, 2021/April 30, 2021 – $28 million; October 31, 2020/November 1, 2020 – $381 million) and derivative liabilities of $199 million (May 1, 2021/April 30, 2021 – $193 million; October 31, 2020/November 1, 2020 – $1,200 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 61

NOTE 5:  SECURITIES
(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at July 31, 2022 and October 31, 2021.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			July 31, 2022				October 31, 2021
	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$16,753	$58	$(85)	$16,726	$12,428	$98	$(7)	$12,519
Provinces	20,167	99	(115)	20,151	17,935	218	(10)	18,143
U.S. federal, state, municipal governments, and agencies debt	11,564	10	(147)	11,427	19,232	83	(15)	19,300
Other OECD government guaranteed debt	2,783	1	(22)	2,762	6,551	13	–	6,564

Mortgage-backed securities	78	–	–	78	1,251	3	–	1,254

	51,345	168	(369)	51,144	57,397	415	(32)	57,780
Other debt securities
Asset-backed securities	5,894	–	(64)	5,830	6,957	30	(6)	6,981

Corporate and other debt	8,248	21	(120)	8,149	8,054	68	(18)	8,104

	14,142	21	(184)	13,979	15,011	98	(24)	15,085

Total debt securities	65,487	189	(553)	65,123	72,408	513	(56)	72,865
Equity securities
Common shares	2,993	149	(46)	3,096	3,887	310	(80)	4,117

Preferred shares	1,099	31	(44)	1,086	470	43	(31)	482

	4,092	180	(90)	4,182	4,357	353	(111)	4,599
Total securities at fair value through other comprehensive income	$69,579	$369	$(643)	$69,305	$76,765	$866	$(167)	$77,464

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities as equity securities at FVOCI. The following table summarizes the fair value of equity securities designated at FVOCI as at July 31, 2022 and October 31, 2021, and dividend income recognized on these securities for the three and nine months ended July 31, 2022 and July 31, 2021.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended		For the nine months ended
	July 31, 2022	October 31, 2021	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$3,096	$4,117	$51	$36	$136	$106

Preferred shares	1,086	482	5	5	16	12
Total	$4,182	$4,599	$56	$41	$152	$118
The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of
$1,281 million and $1,340
million during the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021 –
$21 million and $80 million, respectively). The Bank realized a cumulative gain of $270 million and $265 million during the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021 – nil and $2 million, respectively) and earned dividend income of nil and $2 million during the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021 –
$1 million).
(c)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The following table summarizes the net realized gains and losses for the three and nine months ended July 31, 2022 and July 31, 2021, which are included in Other income (loss) on the Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Debt securities at amortized cost 1	$47	$–	$47	$(61)

Debt securities at fair value through other comprehensive income	(5)	30	5	64
Total	$42	$30	$52	$3

1	The net realized gains recognized in the current period primarily reflect sales of certain U.S. treasury instruments.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 62

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2021 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.

Debt Securities by Risk Ratings
(millions of Canadian dollars)										As at
	July 31, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Debt securities 1
Investment grade	$393,241	$–	$	n/a	$393,241	$339,426	$–	$	n/a	$339,426
Non- investment grade	1,747	156		n/a	1,903	2,235	83		n/a	2,318
Watch and classified	n/a	67		n/a	67	n/a	62		n/a	62

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	394,988	223		–	395,211	341,661	145		–	341,806

Allowance for credit losses on debt securities at amortized cost	2	–		–	2	2	–		–	2

Total debt securities, net of allowance	$394,986	$223		$–	$395,209	$341,659	$145		$–	$341,804

1
Includes debt securities backed by government-guaranteed loans of $192 million (October 31, 2021 – $1 million), which are reported in
Non-
investment
grade or a lower risk rating based on the issuer’s credit risk.

As at July 31, 2022, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $330,086 million (October 31, 2021 – $268,939 million), and debt securities measured at FVOCI of $65,123 million (October 31, 2021 – $72,865 million).
The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both July 31, 2022 and October 31, 2021, was insignificant.

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at July 31, 2022 and October 31, 2021.
Loans and Acceptances

(millions of Canadian dollars)	As at
	July 31, 2022	October 31, 2021
Residential mortgages	$288,597	$268,340
Consumer instalment and other personal	200,754	189,864
Credit card	33,728	30,738

Business and government	273,806	240,070

	796,885	729,012
Customers’ liability under acceptances	20,136	18,448

Loans at FVOCI (Note 4)	1,935	1,602

Total loans and acceptances	818,956	749,062

Total allowance for loan losses	6,040	6,390

Total loans and acceptances, net of allowance	812,916	742,672
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at
	July 31, 2022	October 31, 2021
Loans at amortized cost	$273,806	$240,070
Customers’ liability under acceptances	20,136	18,448

Loans at FVOCI (Note 4)	1,935	1,602

Loans and acceptances	295,877	260,120

Allowance for loan and acceptances losses	2,620	2,751

Loans and acceptances, net of allowance	293,257	257,369

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 63

(b)
CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the probability of default (PD) of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2021 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following table provides the gross carrying amounts of loans, acceptances and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.
Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	July 31, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages 1,2,3
Low Risk	$211,083	$45	$	n/a	$211,128	$208,030	$4,113	$	n/a	$212,143
Normal Risk	63,047	5,191		n/a	68,238	38,922	9,768		n/a	48,690
Medium Risk	382	6,280		n/a	6,662	–	4,405		n/a	4,405
High Risk	6	1,854		323	2,183	–	2,380		266	2,646

Default	n/a	n/a		386	386	n/a	n/a		456	456

Total loans	274,518	13,370		709	288,597	246,952	20,666		722	268,340

Allowance for loan losses	120	88		49	257	35	175		51	261

Loans, net of allowance	274,398	13,282		660	288,340	246,917	20,491		671	268,079
Consumer instalment and other personal 4
Low Risk	96,699	1,980		n/a	98,679	94,425	1,397		n/a	95,822
Normal Risk	61,685	9,384		n/a	71,069	62,484	1,255		n/a	63,739
Medium Risk	19,332	5,085		n/a	24,417	18,201	3,917		n/a	22,118
High Risk	1,208	4,684		334	6,226	1,073	6,346		379	7,798

Default	n/a	n/a		363	363	n/a	n/a		387	387

Total loans	178,924	21,133		697	200,754	176,183	12,915		766	189,864

Allowance for loan losses	608	746		142	1,496	520	914		139	1,573

Loans, net of allowance	178,316	20,387		555	199,258	175,663	12,001		627	188,291
Credit card
Low Risk	6,462	10		n/a	6,472	5,467	7		n/a	5,474
Normal Risk	10,544	121		n/a	10,665	10,109	68		n/a	10,177
Medium Risk	10,250	842		n/a	11,092	8,909	1,158		n/a	10,067
High Risk	1,901	3,322		201	5,424	476	4,319		149	4,944

Default	n/a	n/a		75	75	n/a	n/a		76	76

Total loans	29,157	4,295		276	33,728	24,961	5,552		225	30,738

Allowance for loan losses	686	801		180	1,667	671	996		138	1,805

Loans, net of allowance	28,471	3,494		96	32,061	24,290	4,556		87	28,933
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	129,620	166		n/a	129,786	110,129	699		n/a	110,828
Non- investment grade or Medium Risk	146,593	9,467		n/a	156,060	125,638	12,149		n/a	137,787
Watch and classified or High Risk	255	9,013		79	9,347	108	10,547		70	10,725

Default	n/a	n/a		684	684	n/a	n/a		780	780

Total loans and acceptances	276,468	18,646		763	295,877	235,875	23,395		850	260,120

Allowance for loan and acceptances losses	1,036	1,251		333	2,620	1,037	1,407		307	2,751

Loans and acceptances, net of allowance	275,432	17,395		430	293,257	234,838	21,988		543	257,369
Total loans and acceptances 6	759,067	57,444		2,445	818,956	683,971	62,528		2,563	749,062

Total allowance for loan losses 6,7	2,450	2,886		704	6,040	2,263	3,492		635	6,390
Total loans and acceptances, net of allowance 6	$756,617	$54,558		$1,741	$812,916	$681,708	$59,036		$1,928	$742,672
1
Includes impaired loans with a balance of $98 million (October 31, 2021 – $86 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
Excludes trading loans and
non-trading
loans at fair value through profit or loss (FVTPL) with a fair value of $11 billion (October 31, 2021 – $12 billion) and $3 billion (October 31, 2021 – $2 billion), respectively.

3	Includes insured mortgages of $79 billion (October 31, 2021 – $82 billion).
4	Includes Canadian government-insured real estate personal loans of $9 billion (October 31, 2021 – $10 billion).
5
Includes loans guaranteed by government agencies of $26 billion (October 31, 2021 – $26 billion), which are primarily reported in
Non-
investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes acquired credit-impaired (ACI) loans of $113 million (October 31, 2021 – $152 million) and a related allowance for loan losses of $4 million (October 31, 2021 – $6 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2021 – nil).

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 64

Loans and Acceptances by Risk Ratings
(Continued) –
Off-Balance
Sheet Credit Instruments
1

(millions of Canadian dollars)										As at
	July 31, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures 2
Low Risk	$237,566	$937	$	n/a	$238,503	$222,348	$232	$	n/a	$222,580
Normal Risk	83,562	1,031		n/a	84,593	80,529	501		n/a	81,030
Medium Risk	15,914	875		n/a	16,789	13,993	551		n/a	14,544
High Risk	1,086	1,123		–	2,209	890	1,004		–	1,894
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	211,659	–		n/a	211,659	195,293	–		n/a	195,293
Non- investment grade	81,424	3,354		n/a	84,778	80,076	5,329		n/a	85,405
Watch and classified	167	3,818		–	3,985	38	5,097		–	5,135

Default	n/a	n/a		57	57	n/a	n/a		86	86
Total off-balance sheet credit instruments	631,378	11,138		57	642,573	593,167	12,714		86	605,967
Allowance for off-balance sheet credit instruments	418	454		3	875	386	467		3	856
Total off-balance sheet credit instruments, net of allowance	$630,960	$10,684		$54	$641,698	$592,781	$12,247		$83	$605,111

1	Excludes mortgage commitments.
2	Includes $339 billion (October 31, 2021 – $318 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $49 billion (October 31, 2021 – $48 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 65

(c)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the three and nine months ended July 31, 2022 and July 31, 2021, including allowance for off-balance
sheet instruments in the applicable categories.
Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	July 31, 2022					July 31, 2021
Residential mortgages	$255	$3	$(1)	$–	$257	$245	$29	$(1)	$–	$273
Consumer instalment and other personal	1,595	111	(134)	(2)	1,570	1,816	(33)	(101)	14	1,696
Credit card	2,213	193	(177)	(5)	2,224	2,563	18	(161)	25	2,445

Business and government	2,847	45	(22)	(6)	2,864	3,345	(51)	(22)	24	3,296
Total allowance for loan losses, including off-balance sheet instruments	6,910	352	(334)	(13)	6,915	7,969	(37)	(285)	63	7,710
Debt securities at amortized cost	1	1	–	–	2	2	–	–	–	2

Debt securities at FVOCI	6	(2)	–	–	4	4	–	–	–	4
Total allowance for credit losses on debt securities	7	(1)	–	–	6	6	–	–	–	6
Total allowance for credit losses	$6,917	$351	$(334)	$(13)	$6,921	$7,975	$(37)	$(285)	$63	$7,716
Comprising:
Allowance for credit losses on loans at amortized cost	$6,076				$6,040	$6,998				$6,811
Allowance for credit losses on loans at FVOCI	–				–	1				–

Allowance for loan losses	6,076				6,040	6,999				6,811

Allowance for off-balance sheet instruments	834				875	970				899
Allowance for credit losses on debt securities	7				6	6				6

	For the nine months ended
	July 31, 2022					July 31, 2021
Residential mortgages	$261	$(5)	$(1)	$2	$257	$302	$(14)	$(8)	$(7)	$273
Consumer instalment and other personal	1,649	276	(375)	20	1,570	2,112	70	(426)	(60)	1,696
Credit card	2,314	344	(484)	50	2,224	3,184	(29)	(575)	(135)	2,445

Business and government	3,022	(162)	(50)	54	2,864	3,779	(126)	(188)	(169)	3,296
Total allowance for loan losses, including off-balance sheet instruments	7,246	453	(910)	126	6,915	9,377	(99)	(1,197)	(371)	7,710
Debt securities at amortized cost	2	–	–	–	2	2	–	–	–	2

Debt securities at FVOCI	7	(3)	–	–	4	5	(2)	–	1	4
Total allowance for credit losses on debt securities	9	(3)	–	–	6	7	(2)	–	1	6
Total allowance for credit losses	$7,255	$450	$(910)	$126	$6,921	$9,384	$(101)	$(1,197)	$(370)	$7,716
Comprising:
Allowance for credit losses on loans at amortized cost	$6,390				$6,040	$8,289				$6,811
Allowance for credit losses on loans at FVOCI	–				–	1				–

Allowance for loan losses	6,390				6,040	8,290				6,811

Allowance for off-balance sheet instruments	856				875	1,087				899
Allowance for credit losses on debt securities	9				6	7				6

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 66

(d)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended July 31, 2022 and July 31, 2021.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
July 31, 2022	July 31, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$130	$75	$50	$255	$23	$166	$56	$245
Provision for credit losses
Transfer to Stage 1 2	13	(12)	(1)	–	40	(39)	(1)	–
Transfer to Stage 2	(8)	11	(3)	–	(15)	18	(3)	–
Transfer to Stage 3	–	(3)	3	–	–	(5)	5	–
Net remeasurement due to transfers into stage 3	(3)	2	–	(1)	(6)	3	–	(3)
New originations or purchases 4	13	n/a	n/a	13	11	n/a	n/a	11
Net repayments 5	(1)	(1)	–	(2)	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs) 6	(3)	(3)	(7)	(13)	(1)	(9)	(7)	(17)
Changes to risk, parameters, and models 7	(21)	19	8	6	(28)	56	11	39
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(3)	(3)	–	–	(3)	(3)
Recoveries	–	–	2	2	–	–	2	2
Foreign exchange and other adjustments	–	–	–	–	(1)	1	–	–
Balance at end of period	$120	$88	$49	$257	$23	$190	$60	$273
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$568	$872	$155	$1,595	$587	$1,082	$147	$1,816
Provision for credit losses
Transfer to Stage 1 2	124	(117)	(7)	–	319	(315)	(4)	–
Transfer to Stage 2	(44)	61	(17)	–	(46)	60	(14)	–
Transfer to Stage 3	(2)	(50)	52	–	(1)	(43)	44	–
Net remeasurement due to transfers into stage 3	(29)	40	2	13	(72)	46	3	(23)
New originations or purchases 4	98	n/a	n/a	98	57	n/a	n/a	57
Net repayments 5	(15)	(21)	(4)	(40)	(26)	(22)	(3)	(51)
Derecognition of financial assets (excluding disposals and write-offs) 6	(27)	(48)	(14)	(89)	(29)	(40)	(9)	(78)
Changes to risk, parameters, and models 7	(31)	50	110	129	(245)	228	79	62
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(212)	(212)	–	–	(181)	(181)
Recoveries	–	–	78	78	–	–	80	80
Foreign exchange and other adjustments	(1)	–	(1)	(2)	5	6	3	14
Balance, including off-balance sheet instruments, at end of period	641	787	142	1,570	549	1,002	145	1,696
Less: Allowance for off-balance sheet instruments 8	33	41	–	74	27	51	–	78
Balance at end of period	$608	$746	$142	$1,496	$522	$951	$145	$1,618
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$921	$1,117	$175	$2,213	$852	$1,517	$194	$2,563
Provision for credit losses
Transfer to Stage 1 2	269	(263)	(6)	–	422	(415)	(7)	–
Transfer to Stage 2	(84)	96	(12)	–	(49)	63	(14)	–
Transfer to Stage 3	(4)	(156)	160	–	(2)	(147)	149	–
Net remeasurement due to transfers into stage 3	(75)	129	5	59	(111)	72	2	(37)
New originations or purchases 4	50	n/a	n/a	50	36	n/a	n/a	36
Net repayments 5	(4)	(2)	7	1	(36)	(10)	4	(42)
Derecognition of financial assets (excluding disposals and write-offs) 6	(13)	(22)	(48)	(83)	(15)	(33)	(68)	(116)
Changes to risk, parameters, and models 7	(115)	204	77	166	(233)	356	54	177
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(246)	(246)	–	–	(236)	(236)
Recoveries	–	–	69	69	–	–	75	75
Foreign exchange and other adjustments	(2)	(2)	(1)	(5)	8	14	3	25
Balance, including off-balance sheet instruments, at end of period	943	1,101	180	2,224	872	1,417	156	2,445
Less: Allowance for off-balance sheet instruments 8	257	300	–	557	214	338	–	552
Balance at end of period	$686	$801	$180	$1,667	$658	$1,079	$156	$1,893

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2,
Summary of Significant Accounting Policies
and Note 3
, Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information and Expert Credit Judgment” sections of Note 2,
Summary of Significant Accounting Policies
and Note 3,
Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 67

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
July 31, 2022	July 31, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,126	$1,394	$327	$2,847	$1,287	$1,689	$369	$3,345
Provision for credit losses
Transfer to Stage 1 3	81	(77)	(4)	–	138	(137)	(1)	–
Transfer to Stage 2	(114)	117	(3)	–	(137)	139	(2)	–
Transfer to Stage 3	(1)	(30)	31	–	(1)	(25)	26	–
Net remeasurement due to transfers into stage 3	(19)	34	–	15	(31)	27	–	(4)
New originations or purchases 3	335	n/a	n/a	335	316	n/a	n/a	316
Net repayments 3	9	(14)	(15)	(20)	(17)	(23)	(7)	(47)
Derecognition of financial assets (excluding disposals and write-offs) 3	(206)	(172)	(108)	(486)	(228)	(198)	(89)	(515)
Changes to risk, parameters, and models 3	(46)	113	134	201	(100)	205	94	199
Disposals	–	–	–	–	–	–	(4)	(4)
Write-offs	–	–	(37)	(37)	–	–	(34)	(34)
Recoveries	–	–	15	15	–	–	12	12
Foreign exchange and other adjustments	(1)	(1)	(4)	(6)	14	11	3	28
Balance, including off-balance sheet instruments, at end of period	1,164	1,364	336	2,864	1,241	1,688	367	3,296
Less: Allowance for off-balance sheet instruments 4	128	113	3	244	133	126	10	269
Balance at end of period	1,036	1,251	333	2,620	1,108	1,562	357	3,027
Total Allowance, including off-balance sheet instruments, at end of period	2,868	3,340	707	6,915	2,685	4,297	728	7,710
Less: Total Allowance for off-balance sheet instruments 4	418	454	3	875	374	515	10	899
Total Allowance for Loan Losses at end of period	$2,450	$2,886	$704	$6,040	$2,311	$3,782	$718	$6,811

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 68

The following table provides details on the Bank’s allowance for loan losses by stage as at and for the nine months ended July 31, 2022 and July 31, 2021.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the nine months ended
July 31, 2022	July 31, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$35	$175	$51	$261	$32	$205	$65	$302
Provision for credit losses
Transfer to Stage 1 2	92	(90)	(2)	–	92	(90)	(2)	–
Transfer to Stage 2	(15)	23	(8)	–	(33)	47	(14)	–
Transfer to Stage 3	–	(8)	8	–	–	(12)	12	–
Net remeasurement due to transfers into stage 3	(14)	7	–	(7)	(16)	8	–	(8)
New originations or purchases 4	29	n/a	n/a	29	16	n/a	n/a	16
Net repayments 5	(3)	(3)	–	(6)	(4)	(3)	–	(7)
Derecognition of financial assets (excluding disposals and write-offs) 6	(5)	(14)	(23)	(42)	(5)	(28)	(47)	(80)
Changes to risk, parameters, and models 7	–	(3)	24	21	(57)	69	53	65
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(7)	(7)	–	–	(11)	(11)
Recoveries	–	–	6	6	–	–	3	3
Foreign exchange and other adjustments	1	1	–	2	(2)	(6)	1	(7)
Balance at end of period	$120	$88	$49	$257	$23	$190	$60	$273
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$550	$960	$139	$1,649	$595	$1,330	$187	$2,112
Provision for credit losses
Transfer to Stage 1 2	518	(509)	(9)	–	952	(943)	(9)	–
Transfer to Stage 2	(125)	170	(45)	–	(113)	158	(45)	–
Transfer to Stage 3	(6)	(159)	165	–	(6)	(148)	154	–
Net remeasurement due to transfers into stage 3	(137)	126	6	(5)	(282)	125	7	(150)
New originations or purchases 4	219	n/a	n/a	219	163	n/a	n/a	163
Net repayments 5	(55)	(59)	(10)	(124)	(76)	(76)	(11)	(163)
Derecognition of financial assets (excluding disposals and write-offs) 6	(69)	(138)	(41)	(248)	(69)	(119)	(28)	(216)
Changes to risk, parameters, and models 7	(260)	382	312	434	(597)	709	324	436
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(601)	(601)	–	–	(672)	(672)
Recoveries	–	–	226	226	–	–	246	246
Foreign exchange and other adjustments	6	14	–	20	(18)	(34)	(8)	(60)
Balance, including off-balance sheet instruments, at end of period	641	787	142	1,570	549	1,002	145	1,696
Less: Allowance for off-balance sheet instruments 8	33	41	–	74	27	51	–	78
Balance at end of period	$608	$746	$142	$1,496	$522	$951	$145	$1,618
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$878	$1,298	$138	$2,314	$799	$2,181	$204	$3,184
Provision for credit losses
Transfer to Stage 1 2	966	(951)	(15)	–	1,185	(1,168)	(17)	–
Transfer to Stage 2	(210)	239	(29)	–	(132)	175	(43)	–
Transfer to Stage 3	(14)	(475)	489	–	(6)	(502)	508	–
Net remeasurement due to transfers into stage 3	(278)	314	14	50	(390)	204	7	(179)
New originations or purchases 4	159	n/a	n/a	159	89	n/a	n/a	89
Net repayments 5	(9)	(2)	16	5	(97)	(19)	16	(100)
Derecognition of financial assets (excluding disposals and write-offs) 6	(46)	(97)	(120)	(263)	(39)	(105)	(167)	(311)
Changes to risk, parameters, and models 7	(523)	749	167	393	(500)	738	234	472
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(708)	(708)	–	–	(806)	(806)
Recoveries	–	–	224	224	–	–	231	231
Foreign exchange and other adjustments	20	26	4	50	(37)	(87)	(11)	(135)
Balance, including off-balance sheet instruments, at end of period	943	1,101	180	2,224	872	1,417	156	2,445
Less: Allowance for off-balance sheet instruments 8	257	300	–	557	214	338	–	552
Balance at end of period	$686	$801	$180	$1,667	$658	$1,079	$156	$1,893

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2,
Summary of Significant Accounting Policies
and Note 3
, Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information and Expert Credit Judgment” sections of Note 2,
Summary of Significant Accounting Policies
and Note 3,
Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 69

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the nine months ended
July 31, 2022	July 31, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,186	$1,526	$310	$3,022	$1,499	$1,858	$422	$3,779
Provision for credit losses
Transfer to Stage 1 3	290	(285)	(5)	–	368	(364)	(4)	–
Transfer to Stage 2	(297)	309	(12)	–	(399)	408	(9)	–
Transfer to Stage 3	(2)	(71)	73	–	(4)	(90)	94	–
Net remeasurement due to transfers into stage 3	(66)	65	–	(1)	(88)	104	(2)	14
New originations or purchases 3	813	n/a	n/a	813	877	n/a	n/a	877
Net repayments 3	26	(47)	(45)	(66)	(23)	(92)	(74)	(189)
Derecognition of financial assets (excluding disposals and write-offs) 3	(562)	(451)	(270)	(1,283)	(608)	(566)	(263)	(1,437)
Changes to risk, parameters, and models 3	(252)	284	343	375	(315)	509	415	609
Disposals	–	–	–	–	–	–	(4)	(4)
Write-offs	–	–	(91)	(91)	–	–	(225)	(225)
Recoveries	–	–	41	41	–	–	37	37
Foreign exchange and other adjustments	28	34	(8)	54	(66)	(79)	(20)	(165)
Balance, including off-balance sheet instruments, at end of period	1,164	1,364	336	2,864	1,241	1,688	367	3,296
Less: Allowance for off-balance sheet instruments 4	128	113	3	244	133	126	10	269
Balance at end of period	1,036	1,251	333	2,620	1,108	1,562	357	3,027
Total Allowance, including off-balance sheet instruments, at end of period	2,868	3,340	707	6,915	2,685	4,297	728	7,710
Less: Total Allowance for off-balance sheet instruments 4	418	454	3	875	374	515	10	899
Total Allowance for Loan Losses at end of period	$2,450	$2,886	$704	$6,040	$2,311	$3,782	$718	$6,811

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 70

(e)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at July 31, 2022. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. The economy has made substantial progress in recovering from the economic shock caused by the
COVID-19
pandemic. However, while economic risks from the pandemic are receding, new risks, such as rising geopolitical tensions and heightened inflationary pressures that have led to a rapid tightening in monetary policy, continue to result in elevated economic uncertainty.
Macroeconomic Variables

	As at
	July 31, 2022
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q3 2022- Q2 2023 1	Remaining 4-year period 1	Average Q3 2022- Q2 2023 1	Remaining 4-year period 1	Average Q3 2022- Q2 2023 1	Remaining 4-year period 1
Unemployment rate
Canada	5.4%	6.0%	5.1%	5.4%	7.4%	6.8%
United States	3.7	4.1	3.4	3.6	5.6	4.9
Real GDP
Canada	2.9	1.5	3.9	1.5	(0.3)	2.3
United States	1.5	1.8	2.5	1.7	(1.8)	2.6
Home prices
Canada (average existing price) 2	(12.1)	3.0	(5.5)	2.3	(18.6)	4.4
United States (CoreLogic HPI) 3	4.7	2.2	8.3	2.5	1.4	2.8
Central bank policy interest rate
Canada	3.19	2.27	3.31	3.17	0.88	0.58
United States	3.19	2.39	3.31	3.27	0.81	0.69
U.S. 10-year treasury yield	3.43	2.88	3.57	3.32	2.29	2.46
U.S. 10-year BBB spread (%-pts)	1.81	1.80	1.72	1.69	2.34	1.77

Exchange rate (U.S. dollar/Canadian dollar)	$0.79	$0.79	$0.81	$0.80	$0.74	$0.79

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.
Change from Base to Probability-Weighted ECLs

(millions of Canadian dollars, except as noted)	As at
	July 31, 2022	October 31, 2021
Probability-weighted ECLs	$6,208	$6,608

Base ECLs	5,844	6,412
Difference – in amount	$364	$196
Difference – in percentage	6.2%	3.1%
ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.
Incremental Lifetime ECLs Impact

(millions of Canadian dollars)		As at
	July 31, 2022	October 31, 2021
Probability-weighted ECLs	$6,208	$6,608

All performing loans and off-balance sheet instruments using 12-month ECLs	4,574	4,903
Incremental lifetime ECLs impact	$1,634	$1,705

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 71

(g)
FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were
$48
million as at July 31, 2022 (October 31, 2021 –
 $53
million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.
(h)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.
Loans Past Due but not Impaired
1

(millions of Canadian dollars)						As at
	July 31, 2022			October 31, 2021
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$227	$62	$289	$229	$62	$291
Consumer instalment and other personal	606	182	788	512	156	668
Credit card	225	142	367	186	113	299

Business and government	329	129	458	785	139	924
Total	$1,387	$515	$1,902	$1,712	$470	$2,182

1	Includes loans that are measured at FVOCI.
(i)
TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION
Canada Emergency Business Account Program
Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000. On January 12, 2022, it was announced that the repayment deadline for CEBA loans to qualify for partial loan forgiveness is being extended from December 31, 2022, to December 31, 2023, for all eligible borrowers in good standing. If the loan is not repaid by December 31, 2023, it will be extended for an additional
2-year
term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed on June 30, 2021. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse
to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.
As at July 31, 2022, the Bank’s reported investment in Schwab was approximately
 13.4% (October 31, 2021 – 13.4%), consisting of
9.6
% of the outstanding voting common shares and the remainder in non-voting
common shares of Schwab with a fair value of $22 billion (US$18 billion) (October 31, 2021 – $26 billion (US$21 billion)) based on the closing price of US$69.05 (October 31, 2021 – US$82.03) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and subject to certain exceptions, transfer restrictions. In addition, the Schwab IDA Agreement has an initial expiration date of July 1, 2031.
On August 1, 2022, in order to provide the capital required for the acquisition of Cowen Inc. (“Cowen”), the Bank sold 28.4 million non-voting common shares of
Schwab at a price of US$66.53 per share
 for proceeds of
approximately $2.4 billion
(
US$1.9 billion
)
. Approximately 15

million shares were sold to Schwab pursuant to a repurchase agreement at a price equal to the price obtained in the sale
of

13.4

million shares sold to a broker dealer pursuant to Rule 144 of the
Securities Act
of 1933
. All shares sold automatically converted into shares of Schwab voting common stock and the shares acquired by Schwab are no longer outstanding. The sales reduced the Bank’s ownership interest in Schwab from approximately
13.4
% to
12.0
%.

The Bank is expected to recognize approximately $1 billion (US$770 million) as other income (net of $370 million (US$290 million) loss from AOCI reclassified to earnings)
,
in the fourth quarter of fiscal 2022.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 72

The condensed financial statements of Schwab, based on its most recent published consolidated financial statements, are included in the following tables. The carrying value of the Bank’s investment in Schwab of $9.5 billion as at July 31, 2022 (October 31, 2021 – $11.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $268 million and $701 million during the three and nine months ended July 31, 2022, respectively (three and nine months ended July 31, 2021 – $170 million and $561 million, respectively), reflects net income after adjustments for amortization of certain intangibles net of tax.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	June 30 2022	September 30 2021
Assets
Receivables from brokerage clients, net	$97,983	$107,118
Investment securities	470,280	466,536
Other assets	252,305	178,247
Total assets	$820,568	$751,901
Liabilities
Bank deposits	$568,880	$489,192
Payables to brokerage clients	147,856	139,913
Other liabilities	46,542	51,706

Total liabilities	763,278	680,811

Stockholders’ equity	57,290	71,090
Total liabilities and stockholders’ equity	$820,568	$751,901

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	June 30 2022	June 30 2021	June 30 2022	June 30 2021
Net Revenues
Net interest revenue	$3,247	$2,391	$8,710	$7,168
Asset management and administration fees	1,343	1,286	4,094	3,859
Trading revenue and other	1,911	1,883	5,546	5,946
Total net revenues	6,501	5,560	18,350	16,973
Expenses Excluding Interest
Compensation and benefits	1,820	1,619	5,541	5,252
Other	1,778	1,830	5,028	5,205
Total expenses excluding interest	3,598	3,449	10,569	10,457
Income before taxes on income	2,903	2,111	7,781	6,516
Taxes on income	614	558	1,725	1,605
Net income	2,289	1,553	6,056	4,911
Preferred stock dividends and other	180	182	502	415
Net Income available to common stockholders	2,109	1,371	5,554	4,496
Other comprehensive income (loss)	(6,353)	1,879	(21,911)	(4,221)
Total comprehensive income (loss)	$(4,244)	$3,250	$(16,357)	$275
Earnings per common shares outstanding – basic (Canadian dollars)	$1.11	$0.73	$2.93	$2.40
Earnings per common shares outstanding – diluted (Canadian dollars)	1.11	0.72	2.92	2.39

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 73

NOTE 8:  SIGNIFICANT OR PENDING ACQUISITIONS
Acquisition of Cowen Inc.
On August 2, 2022, the Bank and Cowen announced a definitive agreement for TD to acquire Cowen in an all-cash transaction valued at US$1.3 billion, or US$39.00 for each share of Cowen common stock. The transaction is expected to close in the first calendar quarter of 2023, subject to customary closing conditions, including approvals from Cowen’s stockholders and certain U.S., Canadian, and foreign regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the Wholesale Banking segment.
Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash
transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting
First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.
During the quarter, the Bank implemented a strategy to mitigate interest rate volatility to capital on closing of the acquisition. The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
After the de-designation, mark-to-market gains (losses) on these swaps are being recognized in earnings, without any corresponding offset from the previously hedged investments, which will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the three and nine months ended July 31, 2022, the Bank recognized

$
(721
)
million in non-interest income related to the mark-to-market on the swaps, and
$
43
 million
in net interest income
related to the basis adjustment amortization.

NOTE 9:  GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail 1	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2020	$2,846	$14,142	$160	$17,148
Additions (disposals)	40	–	116	156
Foreign currency translation adjustments and other	(62)	(1,008)	(2)	(1,072)

Carrying amount of goodwill as at October 31, 2021 2	$2,824	$13,134	$274	$16,232
Foreign currency translation adjustments and other	29	464	5	498
Carrying amount of goodwill as at July 31, 2022 2	$2,853	$13,598	$279	$16,730

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at July 31, 2022 and October 31, 2021 was nil.

NOTE 10:  OTHER ASSETS
Other Assets

(millions of Canadian dollars)		As at

	July 31 2022	October 31 2021
Accounts receivable and other items	$10,488	$9,144
Accrued interest	2,973	2,196
Current income tax receivable	4,874	1,862
Defined benefit asset	2,038	637
Insurance-related assets, excluding investments	1,953	2,040
Prepaid expenses	1,349	1,300
Total	$23,675	$17,179

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 74

NOTE 11:  DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at July 31, 2022, was $380 billion (October 31, 2021 – $283 billion).
Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			July 31 2022	October 31 2021
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$22,867	$579,952	$62,461	$314,419	$350,861	$–	$665,280	$633,498
Banks	10,810	214	19,377	19,129	8,069	3,203	30,401	20,917
Business and government 2	132,202	203,592	170,261	353,337	151,039	1,679	506,055	470,710
	165,879	783,758	252,099	686,885	509,969	4,882	1,201,736	1,125,125
Trading	–	–	18,604	12,366	2,553	3,685	18,604	22,891
Designated at fair value through profit or loss 3	–	–	139,753	37,001	54,465	48,287	139,753	113,905
Total	$165,879	$783,758	$410,456	$736,252	$566,987	$56,854	$1,360,093	$1,261,921
Non-interest-bearing deposits included above
In domestic offices							$74,045	$72,705
In foreign offices							87,659	82,756
Interest-bearing deposits included above
In domestic offices							662,207	626,562
In foreign offices							528,211	479,890
U.S. federal funds deposited							7,971	8
Total 2,4							$1,360,093	$1,261,921

1
Includes $75.6 billion (October 31, 2021 – $43.1 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $31.5 billion relating to covered bondholders (October 31, 2021 – $25.1 billion) and nil (October 31, 2021 – $0.5 billion) due to TD Capital Trust lV.
3
Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $51.7 million (October 31, 2021 – $83.3 million) of loan commitments, financial guarantees, and other liabilities designated at FVTPL.

4	Includes deposits of $779.5 billion (October 31, 2021 – $719.8 billion) denominated in U.S. dollars and $68.9 billion (October 31, 2021 – $43.6 billion) denominated in other foreign currencies.
Redemption of TD Capital Trust IV Notes – Series 2
On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding $450 million TD Capital Trust IV Notes – Series 2.
The proceeds from the issuance of TD Capital Trust IV Notes – Series 2 were invested in Bank deposit notes which were redeemed on November 1, 2021. On December 8, 2021, TD Capital Trust IV was dissolved.

NOTE 12:  OTHER LIABILITIES
Other Liabilities

(millions of Canadian dollars)	As at
	July 31 2022	October 31 2021
Accounts payable, accrued expenses, and other items 1	$7,180	$7,499
Accrued interest	1,229	714
Accrued salaries and employee benefits	3,419	4,151
Cheques and other items in transit	2,574	2,667
Current income tax payable	115	82
Deferred tax liabilities	209	244
Defined benefit liability	1,525	1,592
Lease liabilities	5,243	5,473
Liabilities related to structured entities	8,502	4,407

Provisions	1,254	1,304
Total	$31,250	$28,133

1	Includes dividends and distributions payable of $1,036 million as at July 31, 2022 (October 31, 2021 – $1,404 million).

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 75

NOTE 13:  EQUITY
The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury instruments held as at and for the three and nine months ended July 31, 2022 and July 31, 2021.
Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held

(millions of shares or other equity instruments and millions of Canadian dollars)	For the three months ended				For the nine months ended
	July 31, 2022		July 31, 2021		July 31, 2022		July 31, 2021
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,806.7	$23,127	1,820.4	$22,790	1,823.9	$23,066	1,816.1	$22,487
Proceeds from shares issued on exercise of stock options	0.1	7	0.9	56	1.4	97	2.5	146
Shares issued as a result of dividend reinvestment plan	7.5	610	1.2	99	10.0	846	3.9	312

Purchase of shares for cancellation and other	–	–	–	–	(21.0)	(265)	–	–
Balance as at end of period – common shares	1,814.3	$23,744	1,822.5	$22,945	1,814.3	$23,744	1,822.5	$22,945
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period	158.8	$4,800	198.0	$4,950	158.0	$3,950	226.0	$5,650
Issue of shares 1 ,2	0.8	800	–	–	1.6	1,650	–	–
Redemption of shares	–	–	–	–	–	–	(28.0)	(700)

Balance as at end of period	159.6	$5,600	198.0	$4,950	159.6	$5,600	198.0	$4,950
Other Equity Instruments 3
Balance as at beginning of period	1.8	$1,750	–	$–	1.8	$1,750	–	$–
Issue of limited recourse capital notes	–	–	1.8	1,750	–	–	1.8	1,750
Balance as at end of period	1.8	$1,750	1.8	$1,750	1.8	$1,750	1.8	$1,750

Balance as at end of period – preferred shares and other equity instruments	161.4	$7,350	199.8	$6,700	161.4	$7,350	199.8	$6,700
Treasury – common shares 4
Balance as at beginning of period	2.8	$(243)	1.7	$(123)	1.9	$(152)	0.5	$(37)
Purchase of shares	24.1	(2,107)	29.8	(2,565)	85.3	(8,131)	107.9	(8,398)

Sale of shares	(25.7)	2,246	(29.0)	2,499	(86.0)	8,179	(105.9)	8,246
Balance as at end of period – treasury – common shares	1.2	$(104)	2.5	$(189)	1.2	$(104)	2.5	$(189)
Treasury – preferred shares and other equity instruments 4
Balance as at beginning of period	0.2	$(13)	0.2	$(5)	0.1	$(10)	0.1	$(4)
Purchase of shares and other equity instruments	0.6	(52)	1.1	(28)	2.3	(142)	4.4	(107)

Sale of shares and other equity instruments	(0.6)	49	(1.1)	28	(2.2)	136	(4.3)	106
Balance as at end of period – treasury – preferred shares and other equity instruments	0.2	$(16)	0.2	$(5)	0.2	$(16)	0.2	$(5)

1
Non-Cumulative
5-Year
Fixed Rate Reset Preferred Shares
Non-Viability
Contingent Capital (NVCC), Series 27 (the “Series 27 Shares”) were issued by the Bank on April 4, 2022, at a price of $1,000 per share, with semi-annual non-cumulative
cash dividends on these shares, if declared, payable at a per annum rate of 5.75% for the initial period ending October 31, 2027. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.317%. The Series 27 Shares are redeemable by the Bank, subject to regulatory approval, at $1,000 per share during the period from October 1, 2027 to and including October 31, 2027, and during the period from October 1 to and including October 31 every 5th year thereafter.

2
Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 28 (the “Series 28 Shares”) were issued by the Bank on July 25, 2022, at a price of $1,000 per share, with semi-annual non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 7.232% for the initial period ending October 31, 2027. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 4.20%. The Series 28 Shares are redeemable by the Bank, subject to regulatory approval, at $1,000 per share during the period from October 1, 2027 to and including October 31, 2027, and during the period from October 1 to and including October 31 every 5th year thereafter.

3	Consists of Limited Recourse Capital Notes (LRCNs). For LRCNs, the number of shares represents the number of notes issued.
4	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On August 24, 2022, the Board approved a dividend in an
amount of eighty

nine cents (
89
 cen
t
s) per fully
paid
common share in the capital stock of the Bank for the quarter ending October 31, 2022, payable on and after October 31, 2022, to shareholders of record at the close of business on October 7, 2022.

DIVIDEND REINVESTMENT PLAN

The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of betwe en 0% to 5%
at the Bank’s discretion, or from the open market at market price. The Bank had determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will app
l
y a 2% discount to the average market price of such common shares.
During the three months ended July 31, 2022, the Bank issued 7.5 million common shares from treasury with a 2% discount. During the nine months ended July 31, 2022, the Bank issued 2.5 million common shares from treasury with no discount and 7.5 million common shares with a 2% discount. During the three and nine months ended July 31, 2021, the Bank issued 1.2 million and 3.9 million common shares, respectively, from treasury with no discount.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 76

NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
Concurrent with the announcement of the Bank’s acquisition of First Horizon on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms.
During the six months ended April 30, 2022, the Bank repurchased 21 million common shares under the NCIB, at an average price of $104.50 per share, for a total amount of $2.2 billion, which represents a $1.9 billion premium over the share capital amount. No common shares were repurchased during the three months ended July 31, 2022.

NOTE 14:  SHARE-BASED COMPENSATION
For the three and nine months ended July 31, 2022, the Bank recognized compensation expense for stock option awards of $7.1 million and $25.5 million, respectively (three and nine months ended July 31, 2021 – $5.1 million and $21.0 million, respectively). During the three months ended July 31, 2022 and July 31, 2021, nil stock options were granted by the Bank. During the nine months ended July 31, 2022, 2.5 million (nine months ended July 31, 2021 – 2.2 million) stock options were granted by the Bank at a weighted-average fair value of $12.41 per option (July 31, 2021 – $8.90 per option).
The following table summarizes the assumptions used for estimating the fair value of options for the nine months ended July 31, 2022 and July 31, 2021.
Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the nine months ended
	July 31 2022	July 31 2021
Risk-free interest rate	1.47%	0.71%
Option contractual life	10 years	10 years
Expected volatility 1	17.89%	18.50%
Expected dividend yield	3.66%	3.61%

Exercise price/share price	$95.33	$71.88

1	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 15:  EMPLOYEE BENEFITS
The following table summarizes expenses for the Bank’s principal pension and non-pension
post-retirement defined benefit plans and the Bank’s other material defined benefit pension and post-retirement benefit plans, for the three and nine months ended July 31, 2022 and July 31, 2021. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension and post-retirement benefit plans 1
	For the three months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Service cost – benefits earned	$104	$130	$2	$2	$1	$2
Net interest cost (income) on net defined benefit liability (asset)	(6)	6	3	3	5	4
Past service cost (credit)	–	–	–	–	–	–

Defined benefit administrative expenses	2	3	–	–	1	1
Total	$100	$139	$5	$5	$7	$7

		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Service cost – benefits earned	$312	$391	$6	$7	$4	$6
Net interest cost (income) on net defined benefit liability (asset)	(18)	18	10	8	15	14
Past service cost (credit)	–	–	–	–	–	1

Defined benefit administrative expenses	7	8	–	–	3	3
Total	$301	$417	$16	$15	$22	$24

1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension and post-retirement benefit plans, and supplemental employee defined benefit pension plans.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 77

The following table summarizes expenses for the Bank’s defined contribution plans for the three and nine months ended July 31, 2022 and July 31, 2021.
Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Defined contribution pension plans 1	$50	$44	$148	$138

Government pension plans 2	95	83	335	294
Total	$145	$127	$483	$432

1	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act .
The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal
pension and post-retirement defined benefit plans for the three and nine months ended July 31, 2022 and July 31, 2021.
Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans
1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Remeasurement gain/(loss) – financial	$231	$(416)	$(6)	$(18)

Remeasurement gain/(loss) – return on plan assets less interest income	156	548	–	–
Total	$387	$132	$(6)	$(18)

	For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Remeasurement gain/(loss) – financial	$2,132	$974	$76	$24

Remeasurement gain/(loss) – return on plan assets less interest income	(704)	765	–	–
Total	$1,428	$1,739	$76	$24

1
Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, supplemental employee retirement plans, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3	Amounts are presented on a pre-tax basis.

NOTE 16:  INCOME TAXES
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank. As at July 31, 2022, the CRA has reassessed the Bank for $1,186 million of income tax and interest for the years 2011 to 2016, the RQA has reassessed the Bank for $34 million for the years 2011 to 2015, and the ATRA has reassessed the Bank for $54 million for the years 2011 to 2016. On August 12, 2022, the CRA reassessed the Bank for $460 million of additional income tax and interest in respect of its 2017 taxation year. In total, the Bank has been reassessed for $1,734 million of income tax and interest related to these transactions. The Bank expects to continue to be reassessed for open years. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.
Proposed Tax Measures in the Canadian Federal Budget
The Canadian Federal budget presented on April 7, 2022, proposed to introduce a tax on bank and life insurer groups, referred to as the Canada Recovery Dividend (“CRD”), and also an additional permanent tax. On August 9, 2022, the first draft of the legislation was released by the Ministry of Finance. This draft legislation proposes the CRD to be a 15% tax on an average of 2020 and 2021 taxable income above $1 billion, paid in equal instalments over five years. The draft legislation also proposes to introduce an additional permanent tax on bank and life insurer groups of 1.5% of taxable income above $100 million. The additional tax would apply to taxation years that end after April 7, 2022 and will be prorated for the first year.
These taxes, if enacted as proposed, will result in higher amounts of taxes payable in each of the impacted years, as well as revaluation adjustments to the deferred tax assets and liabilities. The Bank is continuing to monitor the status of the Budget proposals and draft legislation, and will determine the impact to the Bank’s results when the legislation is substantively enacted.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 78

NOTE 17:  EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three and nine months ended July 31, 2022 and July 31, 2021.
Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the nine months ended
	July 31 2022	July 31 2021	July 31 2022	July 31 2021
Basic earnings per share
Net income attributable to common shareholders	$3,171	$3,489	$10,606	$10,331

Weighted-average number of common shares outstanding (millions)	1,804.5	1,818.8	1,810.0	1,816.8
Basic earnings per share (Canadian dollars)	$1.76	$1.92	$5.86	$5.69
Diluted earnings per share
Net income attributable to common shareholders	$3,171	$3,489	$10,606	$10,331

Net income available to common shareholders including impact of dilutive securities	3,171	3,489	10,606	10,331
Weighted-average number of common shares outstanding (millions)	1,804.5	1,818.8	1,810.0	1,816.8
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	2.6	3.0	3.3	2.4

Weighted-average number of common shares outstanding – diluted (millions)	1,807.1	1,821.8	1,813.3	1,819.2
Diluted earnings per share (Canadian dollars) 1	$1.75	$1.92	$5.85	$5.68

1
For the three and nine months ended July 31, 2022, the computation of diluted earnings per share excluded average options outstanding of 2.4 million and 2.0 million, respectively, with an exercise price of $95.33, as the option price was greater than the average market price of the Bank’s common shares. For the three and nine months ended July 31, 2021, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 18:  CONTINGENT LIABILITIES
Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2021 Annual Consolidated Financial Statements.
LEGAL AND REGULATORY MATTERS
LITIGATION
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at July 31, 2022, the Bank’s RPL is from zero to approximately $1.39 billion (October 31, 2021 – from zero to approximately $1.45 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation
–
On January 20, 2022, in the US
Rotstain v. Trustmark National Bank, et al
action, the Court issued an order granting in part and denying in part the Bank’s motion for summary judgment. Also on January 20, 2022, the
Rotstain
Court issued a Suggestion of Remand that recommended to the Judicial Panel on Multidistrict Litigation (“JPML”) that the
Rotstain
matter be remanded for further proceedings to the Southern District of Texas. That day, the JPML issued a Conditional Remand Order, which took effect on January 27, 2022. On March 10, 2022, the
Rotstain
matter was transferred to the Southern District of Texas. On April 29, 2022, the bank defendants, including the Bank, moved to dismiss certain of plaintiffs’ claims for lack of jurisdiction and lack of standing. Briefing on the bank defendants’ motion to dismiss was completed on May 27, 2022. On May 23, 2022, the Bank also filed a motion for summary judgment on the grounds that all of the claims asserted by the Official Stanford Investors Committee (OSIC) are precluded by the Ontario Superior Court of Justice’s June 8, 2021 judgment. On June 13, 2022, OSIC filed an opposition to the Bank’s summary judgment motion and cross-moved for summary judgment on the Bank’s affirmative defenses of res judicata
and collateral estoppel. Briefing on the motions was completed on July 12, 2022.
On June 9, 2022, the Court entered an order setting the
Rotstain
matter for trial beginning on February 27, 2023.
A joint status report was filed in the
Smith v. Independent Bank et al.
action on January 31, 2022. In the report, the removing bank defendant requested a status conference to address how to resolve the overlapping issues with the
Rotstain
litigation. Plaintiffs’ position is that the
Smith
matter should continue to be stayed.
In Ontario, the hearing of the appeal in the Joint Liquidators’ action took place on
April 20-21, 2022.
The Court of Appeal for Ontario has taken the matter under reserve and will issue a written decision in due course.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 79

Credit Card Fees –
On December 10, 2021, after a joint settlement approval hearing on December 6, 2021, the national settlement was approved by the five courts in which the actions were filed.
Rothstein Litigation
– During the second quarter of 2022, the Bank reached a settlement in
TD Bank, N.A. v. Lloyd’s Underwriters et al
., in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme perpetrated by, among others, Scott Rothstein. The amount was recovered in the second quarter of 2022 and was recorded in Other income (loss) on the Interim Consolidated Statement of Income.
TD Ameritrade Stockholder Litigation
–
On January 20, 2022, the parties (i.e., plaintiff and all defendants
)
informed the Court that they had reached an agreement in principle to resolve the action subject to the parties’ ability to satisfy certain conditions and their submission of a stipulation memorializing the settlement within 45 days. On March 25, 2022, the parties (i.e., plaintiff and all defendants) filed their stipulation and agreement of settlement, compromise and release. The court has scheduled a settlement hearing for September 21, 2022.

NOTE 19:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
The following table summarizes the segment results for the three and nine months ended July 31, 2022 and July 31, 2021.
Results by Business Segment
1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking 2		Corporate 2		Total
	For the three months ended July 31
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income	$3,448	$3,044	$2,453	$1,990	$786	$632	$357	$338	$7,044	$6,004

Non-interest income	3,572	3,535	648	691	290	451	(629)	31	3,881	4,708

Total revenue	7,020	6,579	3,101	2,681	1,076	1,083	(272)	369	10,925	10,712
Provision for (recovery of) credit losses	170	100	107	(96)	25	2	49	(43)	351	(37)
Insurance claims and related expenses	829	836	–	–	–	–	–	–	829	836

Non-interest expenses	2,957	2,748	1,715	1,518	691	635	733	715	6,096	5,616

Income (loss) before income taxes and share of net income from investment in Schwab	3,064	2,895	1,279	1,259	360	446	(1,054)	(303)	3,649	4,297
Provision for (recovery of) income taxes	811	770	126	161	89	116	(323)	(125)	703	922

Share of net income from investment in Schwab 3,4	–	–	289	197	–	–	(21)	(27)	268	170
Net income (loss)	$2,253	$2,125	$1,442	$1,295	$271	$330	$(752)	$(205)	$3,214	$3,545

	For the nine months ended July 31
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income	$9,681	$8,895	$6,647	$5,971	$2,254	$1,941	$1,141	$1,062	$19,723	$17,869

Non-interest income	10,680	10,091	2,183	2,007	1,418	1,609	(535)	176	13,746	13,883

Total revenue	20,361	18,986	8,830	7,978	3,672	3,550	606	1,238	33,469	31,752
Provision for (recovery of) credit losses	263	205	110	(174)	11	(41)	66	(91)	450	(101)
Insurance claims and related expenses	2,177	2,057	–	–	–	–	–	–	2,177	2,057

Non-interest expenses	8,758	8,091	4,944	4,800	2,231	2,051	2,163	2,187	18,096	17,129

Income (loss) before income taxes and share of net income from investment in Schwab	9,163	8,633	3,776	3,352	1,430	1,540	(1,623)	(858)	12,746	12,667
Provision for (recovery of) income taxes	2,420	2,289	460	393	366	390	(557)	(361)	2,689	2,711

Share of net income from investment in Schwab 3,4	–	–	765	652	–	–	(64)	(91)	701	561
Net income (loss)	$6,743	$6,344	$4,081	$3,611	$1,064	$1,150	$(1,130)	$(588)	$10,758	$10,517

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 80

Total Assets by Business Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
	As at July 31, 2022
Total assets	$543,516	$576,952	$579,825	$140,518	$1,840,811

	As at October 31, 2021
Total assets	$509,436	$559,503	$514,681	$145,052	$1,728,672

NOTE 20:  INTEREST INCOME AND EXPENSE
The following tables present interest income and interest expense by basis of accounting measurement.
Interest Income

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Measured at amortized cost 1	$8,876	$6,473	$22,342	$19,574

Measured at FVOCI – Debt instruments 1	302	133	565	457

	9,178	6,606	22,907	20,031
Measured or designated at FVTPL	1,548	659	3,274	1,993

Measured at FVOCI – Equity instruments	56	41	152	118
Total	$10,782	$7,306	$26,333	$22,142

1	Interest income is calculated using EIRM.
Interest Expense

(millions of Canadian dollars)	For the three months ended		For the nine months ended
	July 31, 2022	July 31, 2021	July 31, 2022	July 31, 2021
Measured at amortized cost 1	$2,950	$843	$4,982	$2,835

Measured or designated at FVTPL	788	459	1,628	1,438
Total	$3,738	$1,302	$6,610	$4,273

1	Interest expense is calculated using EIRM.

NOTE 21:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives. On November 22, 2019, the Bank was designated a global systemically important bank
(G-SIB).
During the nine months ended July 31, 2022, the Bank complied with the OSFI Basel III guidelines related to risk-based and l
everage
capital ratios. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks
(D-SIBs)
includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public domestic stability buffer (DSB) which is held by
D-SIBs
against Pillar 2 risks. The current buffer is set at 2.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the OSFI CET1
,
Tier 1, and Total Capital
minimum target
ratio
s
t
o 10.5%
, 12.0% and 14.0%, respectively
. The OSFI target includes the greater of the
D-SIB
or
G-SIB
surcharge, both of which are currently 1%.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank was required to meet supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The following table summarizes the Bank’s regulatory capital positions as at July 31, 2022 and October 31, 2021.
Regulatory Capital Position

(millions of Canadian dollars, except as noted)		As at
	July 31 2022	October 31 2021
Capital
Common Equity Tier 1 Capital	$73,975	$69,937
Tier 1 Capital	80,734	75,716
Total Capital	93,182	87,987
Risk-weighted assets used in the calculation of capital ratios	495,706	460,270
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	14.9%	15.2%
Tier 1 Capital ratio	16.3	16.5
Total Capital ratio	18.8	19.1
Leverage ratio	4.3	4.8
TLAC Ratio	32.0	28.3

TLAC Leverage Ratio	8.5	8.2

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 81

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montréal, Québec H3B 3K3
1-800-387-0825
(Canada and U.S. only)
or
416-682-3860
Facsimile:
1-888-249-6189
shareholderinquiries@tmx.com
or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports
Co-Transfer
Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233, or

Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Shareholders outside of U.S.:
201-680-6578
TDD shareholders outside of U.S.:
201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at
416-944-6367
or
1-866-756-8936
or email
tdshinfo@td.com
. Please note that by leaving us an
e-mail
or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.
Normal Course Issuer Bid
On January 7, 2022, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 50 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on January 10, 2023, such earlier date as the Bank may determine, or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at
416-944-6367
or
1-866-756-8936
or by
e-mail
at
tdshinfo@td.com
.
General Information
Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French:
1-866-233-2323
Cantonese/Mandarin:
1-800-328-3698
Telephone device for the hearing impaired (TTY):
1-800-361-1180
Website:
www.td.com
Email:
customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference on Thursday, August 25, 2022. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for third quarter and discussions of related disclosures, followed by a question-and-answer
period with analysts. The presentation material referenced during the call will be available on the TD website at
www.td.com/investor
on August 25, 2022 in advance of the call. A listen-only telephone line is available at
416-641-6150
or
1-866-696-5894
(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be archived at
www.td.com/investor
. Replay of the teleconference will be available from 5:00 p.m. ET on August 25, 2022, until 11:59 p.m. ET on September 9, 2022 by calling
905-694-9451
or
1-800-408-3053
(toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 20, 2023
Toronto, Ontario

TD BANK GROUP • THIRD QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 82